



MEETING THE MOMENT.
RESKILLING FOR THE FUTURE.
GROUNDED IN OUTCOMES.

2023 ANNUAL REPORT





EDUCATION IS THE KEY TO EMPOWERING PEOPLE TO CREATE A BETTER FUTURE.

It's the foundation for a stronger, more resilient society. All around the world, people's desire to achieve greater is pervasive and persistent. Through increased access to high-quality education, we can transform their ambition into impact.

At 2U, we are helping learners everywhere secure access to the education they need to achieve their goals while meeting demand for training and reskilling of the workforce of tomorrow, today. Together with our partners, we are delivering world-class outcomes at scale.



"THE COLUMBIA BOOT CAMP BROUGHT ME TO THE CUTTING-EDGE AT PEPSICO. TWO YEARS AGO, I WAS SITTING AT HOME, UNEMPLOYED. NOW, I'M WORKING ON IMPLEMENTING SOME OF THE MOST INNOVATIVE TECHNOLOGY."

—Akibo W., Senior Technology Venturing and Innovation Analyst at PepsiCo, Graduate of Columbia Engineering's Data Analytics Boot Camp



"IF THE ONLY CHOICE I HAD WAS TO LEARN IN-PERSON, I WOULD NOT BE A DOCTOR OF EDUCATION TODAY. THE ONLINE DEGREE GAVE ME ACCESS TO A WAY OF THINKING AND LEARNING THAT WOULD HELP ME DO MORE OF WHAT I TRULY LOVE TO DO."

—Gina D., Senior Director of Organizational Development at Strava, Graduate of Vanderbilt University's Ed.D. in Leadership and Learning in Organizations



"THE COURSE GAVE ME DIRECT ACCESS TO GLOBAL EXPERTS. THE EDX PLATFORM IS A GREAT TOOL FOR EXPOSING YOURSELF TO NEW IDEAS AND EXPANDING YOUR POTENTIAL."

—Alice N., Associate at Muthike & Makworo Advocates, Graduate of SDG Academy's course "Human Rights, Human Wrongs"

These outcomes would not be possible without our 260 university and corporate partnerships across the globe, including:

aws

AMERICAN UNIVERSITY
WASHINGTON, DC

ARCADIA UNIVERSITY

BOSTON UNIVERSITY

CASE WESTERN RESERVE UNIVERSITY EST. 1826

COLUMBIA UNIVERSITY
IN THE CITY OF NEW YORK

Emerson COLLEGE

FORDHAM UNIVERSITY
THE JESUIT UNIVERSITY OF NEW YORK


GEORGETOWN UNIVERSITY

Google

HARVARD UNIVERSITY

HOWARD UNIVERSITY

IBM

IMD

भारतीय प्रबंध संस्थान बेंगलूर
INDIAN INSTITUTE OF MANAGEMENT BANGALORE

MARYVILLE UNIVERSITY

MIT Massachusetts Institute of Technology

Meta

Microsoft

MOREHOUSE COLLEGE

NYU

Northwestern University

NUS National University of Singapore

ORACLE

PEPPERDINE UNIVERSITY

RICE

RIT Rochester Institute of Technology

SDA Bocconi SCHOOL OF MANAGEMENT

Simmons UNIVERSITY

SMU

ST. JOHN FISHER UNIVERSITY

Stanford University

Syracuse University

Tecnológico de Monterrey

ECONOMIST EDUCATION Executive Education

THE GEORGE WASHINGTON UNIVERSITY WASHINGTON, DC

LSE THE LONDON SCHOOL OF ECONOMICS AND POLITICAL SCIENCE

KU THE UNIVERSITY OF KANSAS Jayhawk Global

THE UNIVERSITY of NORTH CAROLINA at CHAPEL HILL

Berkeley UNIVERSITY OF CALIFORNIA



UCI Division of Continuing Education

CHARLOTTE SCHOOL OF PROFESSIONAL STUDIES

UNIVERSITY OF BIRMINGHAM

UNIVERSITY OF CAMBRIDGE

UNIVERSITY OF CAPE TOWN

University of Dayton

UNIVERSITY OF DENVER

UNIVERSITY OF MARYLAND 1856

UNIVERSITY OF MIAMI

UNIVERSITY OF MINNESOTA Driven to Discover®

UNIVERSITY OF OXFORD

Penn UNIVERSITY of PENNSYLVANIA

THE UNIVERSITY OF QUEENSLAND AUSTRALIA

THE UNIVERSITY OF SYDNEY

TEXAS The University of Texas at Austin

UNIVERSITY OF TORONTO

WISCONSIN UNIVERSITY OF WISCONSIN-MADISON

VANDERBILT UNIVERSITY

Yale

DEAR FELLOW STOCKHOLDERS,

Today, we find ourselves at the heart of a technological renaissance, where the advent of generative AI and coinciding paradigm shifts in the labor force present a profound challenge to society and an extraordinary opportunity for 2U. The World Economic Forum's Future of Jobs Report (2023) estimates that six in ten workers will require additional training by 2027, with only half currently able to access the necessary training. At the same time, data from the UNESCO Institute of Statistics forecasts that more than 120 million new learners will seek higher education access by 2030. Such significant global demand for workforce development requires the scale and accessibility of online learning.

In this dynamic landscape, 2U stands as a transformative force. For 15 years, we have pioneered the online learning industry with an unmatched network of partners, services, and cutting-edge technology to deliver flexible, high-quality, and career-relevant programs. Over this time, more than 5.2 million learners have graduated from or completed one of our partners' programs.

But the best way to convey our impact isn't through data points; it's through the personal success of our learners. People like Moses, a single father with a dream to protect others and secure a stable future for his daughter. Stuck in mundane entry-level jobs with an associate's degree in computer science, Moses wanted to make a better life for his family, but he struggled to advance toward his professional goals. His big break came from an online cybersecurity boot camp offered by a 2U partner, an experience that not only honed his skills but instilled the confidence to finally bridge the gap between his aspirations and reality. "The boot camp afforded me the freedom to break through



Moses A., Graduate, Tulsa Community College's Cybersecurity Boot Camp

socioeconomic barriers that had previously stunted my ability to advance the tech skills I needed to pursue my goals," he reflects. Now thriving as a full-time associate security analyst at Conquest Cyber, Moses is an inspiring testament to the impact of our mission.

Moses' journey is more than a story; he embodies our purpose—to create a better future for all through the power of high-quality online education. And we, along with our partners, are the engine powering workforce development and bridging the skills gap for a global economy demanding great talent like Moses.

2023 ACCOMPLISHMENTS

Reflecting on 2023, we managed enrollment challenges while strengthening our leadership position and delivering on our mission. During the year, we expanded our network of university and industry partners to 260. We introduced new, innovative products and programs, such as the flexible degree model, which offers greater choices for university partners. Demand for our flex model was extremely strong as we signed a record number of contracts. Many of these new programs are lower-cost, such as The University of Texas at Austin's Master of Science in Artificial Intelligence for $10,000. With over 4,500 programs available and more than 83 million learners searching for transformative education opportunities on our platform, we are well-positioned for the future.

Our accomplishments aren't just about the numbers; they are deeply rooted in our commitment to delivering unparalleled online learning. The quality of our course content, the esteemed partners we collaborate with, the noteworthy outcomes achieved by our learners, and our adeptness in utilizing innovative technology and digital marketing to support the delivery of our offerings all characterize the educational experiences we power. This foundation enables us to grow and meet the demand for course content in burgeoning fields like AI.

With 97 million new AI jobs expected to emerge by 2025, we quickly activated new AI-focused courses in 2023, increasing our portfolio to over 450 programs with AI-related content. Search volume on edX, our global online learning platform, is validating: In the first six months of 2023 alone, there was an 80% increase in searches for 'artificial intelligence' on edX.org. To further enrich the learning experience, we rolled out new generative AI tools, including the introduction of edX Xpert, an AI-powered learning assistant designed to offer learners real-time, personalized academic support. Our efforts to advance AI in education have not gone unnoticed, earning us a spot on Fast Company's list of "Most Innovative Companies." This recognition underscores our commitment to innovation and our role in shaping the future of online learning and workforce development.

VISION FOR THE FUTURE

Going forward, we will continue to keep learners and partners at the center of all our decisions. We are taking bold steps to improve our business's scalability and performance to ensure that we build upon our industry leadership and deliver strong outcomes. We are focusing on expanding our adjusted EBITDA margins and generating sustainable free cash flow. We believe these efforts will position the company to work with our lenders to reach a resolution on our debt maturities—a top priority for 2024.

One path we are pursuing is more cost-efficient delivery of in-demand offerings, which include AI, licensure, and STEM-based programs. For our Degree Program Segment, we intend to launch 60 new degree programs in 2024—the most in our history. We expect these programs to scale to approximately $100 million in annual steady-state revenue and generate free cash flow more quickly. In our Alternative Credential

Segment, we are refining and augmenting our delivery models to achieve a more efficient cost structure. Across our portfolio of offerings, we plan to make greater use of generative AI and automation to improve the effectiveness of our marketing efforts and streamline repetitive back-office processes.

We recognize that a successful turnaround entails more than a winning strategic, operational, and financial plan; it also requires a cultural shift. In early 2024, we implemented a new leadership structure to streamline decision-making, emphasizing accountability across all levels of the organization. Our new leadership team has deep industry expertise and is aligned around a clear vision and plan to seize this technology moment. Together, we embrace curiosity as a core value, a vital shift to propel the company forward and achieve our objectives.

I am grateful for the dedication of our employees and the support of all who have placed their faith and financial resources in 2U. The Board and our new leadership team are deeply committed to making 2U the best it can be and delivering value for all 2U stakeholders.

At the start of this letter, I contextualized the state of change the world is facing today. 2U is not just a participant in this unprecedented technological moment—together with our partners, we are its architects. We are meeting this societal imperative, building the workforce of tomorrow, today. And as we continue to grow as an engine for social mobility, we keep our mission squarely focused on the people who matter: learners like Moses.



Paul S. Lalljie
Chief Executive Officer



2U Operating Team



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-36376



2U, INC.
(Exact name of registrant as specified in its charter)

Delaware	**26-2335939**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7900 Harkins Road Lanham, MD	**20706**
(Address of Principal Executive Offices)	(Zip Code)

(301) 892-4350
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value per share	TWOU	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the 69,415,504 shares of the registrant's common stock held by non-affiliates as of June 30, 2023 (computed based on the closing price on such date as reported on The Nasdaq Global Select Market) was $279,744,481.

As of February 29, 2024, there were 83,644,026 shares of the registrant's common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement, to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, for its 2024 Annual Meeting of Stockholders, or an amendment on Form 10-K/A are incorporated by reference in Part III of this Form 10-K.

2U, Inc.
FORM 10-K
TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, are forward-looking statements. In some cases, you can identify forward-looking statements by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "objective," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue" and "ongoing," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report on Form 10-K, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

- trends in the higher education market and the market for online education, and expectations for growth in those markets;

- our ability to maintain minimum Recurring Revenue (as defined by the Second Amended Credit Agreement) or other financial ratios during required periods through the maturity date of our Second Amended Credit Agreement (as defined below);

- the acceptance, adoption and growth of online learning by colleges and universities, faculty, students, employers, accreditors and state and federal licensing bodies;

- the impact of competition on our industry and innovations by competitors;

- our ability to comply with evolving regulations and legal obligations related to data privacy, data protection, artificial intelligence and information security;

- our expectations about the potential benefits of our cloud-based software-as-a-service technology and technology-enabled services to university clients and students;

- our dependence on third parties to provide certain technological services or components used in our platform;

- our expectations about the predictability, visibility and recurring nature of our business model;

- our ability to meet the anticipated launch dates of our offerings;

- our ability to acquire new clients and expand our offerings with existing university clients;

- our ability to successfully integrate the operations of our acquisitions, including the edX Acquisition (as defined below), to achieve the expected benefits of our acquisitions and manage, expand and grow the combined company;

- our ability to refinance our indebtedness on attractive terms, if at all, to better align with our focus on profitability;

- our ability to service our substantial indebtedness and comply with the covenants and conversion obligations contained in the Indenture (as defined below) governing our Convertible Notes (as defined below) and the Second Amended Credit Agreement (as defined below) governing our term loan facilities;

- our ability to implement our platform strategy and achieve the expected benefits;

- our ability to generate sufficient future operating cash flows from recent acquisitions to ensure related goodwill is not impaired;

- our ability to execute our growth strategy including expansion internationally and growing our enterprise business;

- our ability to continue to recruit prospective students for our offerings;

- our ability to maintain or increase student retention rates in our degree programs;

- our ability to attract, hire and retain senior management and other key personnel;

- our expectations about the scalability of our platform;

- potential changes in laws, regulations or guidance applicable to us or our university clients;

- our expectations regarding the amount of time our cash balances and other available financial resources will be sufficient to fund our operations;

- the impact and cost of stockholder activism;

- the potential negative impact of the significant decline in the market price of our common stock, including the impairment of goodwill and indefinite-lived intangible assets;

- the expected impact of our 2022 Strategic Realignment Plan, or similar performance improvement initiatives and the estimated savings and amounts expected to be incurred in connection therewith;

- the impact of any natural disasters or public health emergencies, such as the coronavirus disease 2019 ("COVID-19") pandemic;

- our expectations regarding the effect of the capped call transactions and regarding actions of the option counterparties and/or their respective affiliates; and

- other factors beyond our control.

You should refer to the risks described in Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report on Form 10-K will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Additional Information

In this Annual Report on Form 10-K, the terms "2U," "our company," "we," "us," and "our" refer to 2U, Inc. and its subsidiaries, unless the context indicates otherwise.

We announce material information to the public through a variety of means, including filings with the Securities and Exchange Commission, press releases, public conference calls, our website (2u.com), the investor relations section of our website (investor.2u.com), our Twitter account (@2Uinc), and our blogs (2u.com/newsroom and press.edx.org). We use these channels to communicate with investors and the public about our company, our products, and other matters. Therefore, we encourage investors, the media and others interested in our company to review the information we make public in these locations, as such information could be deemed to be material information. The information on or accessible through our websites and social media channels is not incorporated by reference in this Annual Report on Form 10-K.

PART I

Item 1.   Business

Overview

We are a leading online education platform company. Our mission is to expand access to high-quality education and unlock human potential. As a trusted partner to top-ranked nonprofit universities and other leading organizations, we deliver technology and services that enable our clients to bring their educational offerings online at scale.

We provide 83 million people worldwide with access to world-class education in partnership with 260 top-ranked global universities and other leading organizations. Through edX, our education consumer marketplace, we offer more than 4,500 high-quality online learning opportunities, including open courses, executive education offerings, boot camps, professional certificates as well as undergraduate and graduate degree programs. Our offerings cover a wide range of topics, including artificial intelligence, business, healthcare, education, and social work, and provide learners with an affordable pathway to achieve both short-term and long-term professional and educational goals. Our platform provides our clients with the digital infrastructure to launch world-class online education offerings and allows students to easily access high-quality, job-relevant education without the barriers of cost or location.

Business Segments

We have two reportable segments: the Degree Program Segment and the Alternative Credential Segment.

In our Degree Program Segment, we provide technology and services to nonprofit colleges and universities to enable the online delivery of degree programs. Students enrolled in these programs are generally seeking an undergraduate or graduate degree of the same quality they would receive on campus.

In our Alternative Credential Segment, we provide premium online open courses, executive education offerings, technical, skills-based boot camps to individual consumers through relationships with nonprofit colleges and universities and other leading organizations. Students enrolled in these offerings are generally seeking to reskill or upskill for career advancement or personal development through shorter duration, lower-priced offerings. In addition to selling these offerings directly to individuals, we also offer an enterprise solution that we sell to organizations and institutions, including leading corporations, non-profits, governments and governmental entities to enable upskilling and reskilling of their workforces.

Our Platform

Our platform consists of a seamlessly integrated ecosystem of technology, people and data. Through our platform, we provide the tools and services our clients need to bring their education offerings online, at scale and we provide learners with flexible, high-quality learning opportunities across an expansive range of topics to support their educational and career goals.

edX Marketplace

edX.org provides access to the full catalog of online offerings that we enable, ranging from free offerings to graduate degrees. This thriving marketplace allows us to connect a large base of learners with our comprehensive range of high-quality education offerings and identify new high-intent learners efficiently.

Our Technology and Technology-Enabled Services

In the Degree Program Segment, we offer our university clients a broad set of technology and services spanning the student journey from pre-enrollment through graduation. Clients can utilize the entire bundle of technology and services that we offer, or a more flexible set of services under our flexible degree model. In the Alternative Credential Segment, we provide technology and services to enable our clients to provide a range of non-degree credentials and other courses to learners.

Our Technology

- *Learning Technology* – For many of our offerings, including all of our open courses, our clients leverage an open source learning technology platform (the "Open edX Platform"). We have customized this learner-centric, scalable learning platform to enable our clients to easily build and launch offerings on edX. For certain degree, executive education and boot camp offerings, we use other learning platforms that provide an integrated hub for students to access coursework and learning modules, interact with tutors and peers, attend live classes, and review assignment grading and tutor feedback. Our STEM-based education tools and collaborative annotation technology, together with AI-powered translation and summarization tools, significantly enhance the learning experience for students and the instruction capabilities for faculty.

- *Integrated Learning and Business Systems* – We use a variety of proprietary technologies to streamline the launch of our degree programs at scale across multiple schools. Prior to the launch of new degree programs, we also tightly integrate our systems with our university clients' systems by building integrations and data connections. These integrations facilitate the secure bi-directional exchange of data to support our degree programs and to automate a variety of processes on an ongoing basis, including admissions and live class scheduling. We also integrate our systems with those of our enterprise clients to allow for secure access to our catalog of offerings directly through our clients' corporate learning management systems.

- *Data and Analytics Support* – Our platform enables us to measure user interactions from their first introduction to a program all the way through completion. This allows us to analyze and understand the types of offerings a given student will be most successful in and helps us determine the level of support they need. In addition, instructors and faculty are able to leverage platform tools so they can better understand how their students are performing and who may need additional help.

Our Technology-Enabled Services

- *Student Engagement Services*. We provide a broad scope of services to support students at each stage of their learning journey from the enrollment process through post-completion career services.

    ◦ Pre-Enrollment – We provide prospective students with transparent information regarding admissions and enrollment requirements, the application process, curriculum, tuition, and time to completion.

    ◦ Student Support – In many offerings, we provide students with best-in-class support by assigning a dedicated advisor that is focused on retention and graduation. These advisors provide individualized non-academic support throughout their program by using data analysis and proprietary tools to create personalized coaching plans for students, and ensure student questions on asynchronous content or coursework receive a timely response from an advisor or teaching assistant.

    ◦ Post-Completion – We provide students and alumni of our clients' offerings with access to industry-aligned resources designed to support students in achieving their career goals following program completion through our Career Engagement Network. These services include resume and interview tools, live coaching and workshops as well as career fairs and employer referrals to our strong network of employer partnerships around the world.

- *Curriculum and Learning Services.* Our platform enables faculty of our university clients to author and publish high-quality content for their offerings efficiently. We provide course strategy and design consultation services and other self-help resources to assist faculty in creating engaging course content. For certain offerings, we provide learning design and development experts to collaborate with faculty to produce high-quality, engaging, online coursework and content for our university clients' offerings. We use a variety of technology tools that allow us to scale our curriculum and learning services, including a learning management system to author and host asynchronous learning activities and make real-time updates in certain quickly evolving fields. We also use tools to streamline scheduling, grading and student collaboration in the virtual learning environment for students and professors. While our university clients are generally responsible for hiring and training faculty for our degree offerings, for our executive education and boot camp offerings, we also recruit, hire and train faculty.

- *Marketing Services.* Our marketing efforts leverage the strength of the edX brand and the popularity of edX.org to enable learners to find our offerings through free or low-cost acquisition channels. The edX platform gives us access to a large global audience, a comprehensive library of educational content, and a trusted brand with significant consumer recognition. Through data analytics, artificial intelligence and machine learning techniques, we connect learners with the appropriate high-quality learning experiences based on their skill sets and learning goals. We also deploy program-specific marketing campaigns, primarily for our university clients' degree programs and our boot camp offerings. These campaigns leverage our university clients' brands and approved messaging to generate interest in a particular program.

- *University & Faculty Support Services*. We provide a range of other services to enable the success of our university clients' online degree programs and allow them to focus on their core academic functions.

    ◦ Admissions – While our university clients are solely responsible for setting admissions standards and making admissions decisions, we provide technology-enabled services to streamline the admissions process by assisting prospective students in the application process and organizing and routing completed student application packages to the university's admissions office.

○ Placement – Using our global network of clinics, hospitals, schools and other sites, our field placement team secures local placements for students enrolled in degree programs such as nursing, social work, teaching and other programs that require field placements to satisfy curriculum and accreditation requirements. We have integrated placements into our learning technology to enable students, faculty and field placement supervisors to monitor completion of student field work directly from our platform.

○ Faculty Success – We provide a dedicated team to support and train university administration and faculty on how to use our platform to facilitate high-quality live instruction. In addition, we help our university clients succeed by assisting with faculty recruiting efforts, including attracting, cultivating and vetting a pool of faculty candidates for our university clients.

Key Benefits of our Platform

We believe our platform provides the following key benefits:

• *Extend Institutional Reach and Impact*. Our platform enables our clients to extend their brands and increase their impact by delivering high-quality education offerings to students anywhere in the world at a wide range of prices and credential levels.

• *Comprehensive Scope of Offerings*. We provide a broad range of education offerings to students that range from free open courses to graduate degree programs. Our breadth of offerings allows students to gain the skills and credentials they need to reach their career and personal goals and provides the flexibility to "stack" credentials to progress towards a more advanced credential or degree.

• *Marketing Reach and Trusted Brand*. We believe edX.org, together with its strong consumer-facing brand, enables our clients to efficiently reach a large audience of potential students. As we continue to expand the scope of offerings on edX, we believe we will generate additional interest in our offerings among students and incentivize clients to create additional offerings ranging from free-to-degree.

• *Quality and Outcomes*. Our platform allows students to pursue a wide range of high-quality education offerings provided by leading universities and other top-tier institutions. Through these offerings, students obtain valuable skills and credentials that can create upward career mobility, facilitate a transition to a new field and lead to personal enrichment.

• *Turnkey Solution*. Our platform provides a broad set of capabilities that would otherwise require universities to purchase multiple, disparate point solutions, and significantly increase headcount in marketing, data analytics, technology and other areas, particularly with respect to degree offerings.

• *Scalable Support.* High-quality student support is central to our services. We provide student support that is tailored to student needs and offering type. For many of our offerings our support teams work with prospective students prior to enrollment as they consider and apply to a particular offering. Once enrolled, we augment the academic experience by assigning a dedicated advisor to provide ongoing individualized non-academic support and career guidance for certain offerings.

• *Flexible Partnership Model*. In our Degree Program Segment, we offer our university clients a variety of partnership options that allows them to select the level of service we provide for a corresponding revenue share. We also offer a flat fee pricing model, for partners that prefer to pay a set fee for our services. These options give our partners flexibility to choose the package of services and pricing arrangement that best fits their institutions' needs. In addition, for partners that select our full bundle of services, we make significant upfront investments to launch their offerings, reducing the financial risk to our university client.

Our Growth Strategy

We intend to continue our industry leadership as a provider of a digital education platform that enables our clients to deliver high-quality online education at scale and provides students with lifelong learning opportunities to unlock their potential. Our approach to growth is disciplined and focused on long-term success. The principal elements of our strategy are:

• *Adding New Offerings and Increasing Enrollments*. We intend to add additional universities and other entities to our client base and to strategically add offerings to our portfolio with a focus on high-demand subjects such as artificial intelligence, verticals where we believe we have a competitive advantage such as licensure and STEM-based degrees and overall profitability profile of the offering.

- *Broadening Enterprise Channel.* We believe continuing to expand our enterprise channel presents a significant opportunity for us. Our deep catalog of over 4,500 high-quality free-to-degree offerings enables us to partner with a wide range of institutions seeking to upskill and train employees at any level of their organizations in job-relevant subject areas.

- *Expanding Globally.* edX generates significant global web traffic and has a large non-US learner base. We believe this creates a significant opportunity to expand our offerings with top-tier international universities and other entities and to attract additional non-US learners to our existing offerings.

Clients

As of December 31, 2023, we had more than 260 clients with more than 4,500 offerings. Our clients are nonprofit colleges and universities as well as leading corporations and non-profit entities.

Competition

The overall market for technology solutions that enable higher education providers to deliver education online is highly fragmented, rapidly evolving and subject to changing technology, shifting needs of students, faculty and clients and frequent introductions of new delivery methods.

We face competition from various companies in the online education sector, including companies that provide direct-to-consumer online education offerings, corporate training programs and technology solutions and services to universities that offer online learning programs. Many of these companies provide components of the technology and services we provide, and these companies may choose to pursue some of the institutions we target. Moreover, nonprofit colleges and universities may elect to continue using or develop their own online learning solutions in-house.

We expect that the competitive landscape will continue to expand as the market for online education offerings at nonprofit institutions matures. We believe the principal competitive factors in our market include the following:

- quality and reputation of university client base and track record of performance;

- robustness and evolution of technology solutions and marketplace capabilities;

- scope and quality of educational content;

- strength of brand awareness and reputation among consumers;

- ability of online education offerings to deliver desired student outcomes;

- breadth and depth of service offering;

- ability to make significant investments in launching and operating degree programs;

- expertise in marketing, student acquisition and student retention;

- student and faculty experience;

- ease of deployment and use of technology solutions; and

- level of customization, configurability, integration, security, scalability and reliability of technology solutions.

We believe we compete favorably on the basis of these factors. Our ability to remain competitive will depend, to a great extent, on our ability to consistently deliver high-quality offerings; attract, support and retain students; and deliver desired student, faculty and client outcomes.

Seasonality

We experience seasonality in our marketing and sales expense in both our Degree Program Segment and our Alternative Credential Segment. We typically reduce our paid search and other marketing and sales efforts during late November and December because of less demand during the holiday season. Our trade working capital is also subject to significant seasonality based on the timing of the academic calendar and university payments, seasonal trends in marketing and sales expense, and the timing of payments made to university clients. We generally do not experience pronounced seasonality in our revenue, although revenue can fluctuate significantly from quarter to quarter due to variations driven by the varying academic schedules of our offerings and university clients.

Intellectual Property

We protect our intellectual property by relying on a combination of copyrights, trademarks, trade secrets and contractual agreements. For example, we rely on trademark protection in the United States and various foreign jurisdictions to protect our rights to various marks, including 2U, NO BACK ROW, GETSMARTER, EDX and other distinctive logos associated with our brand. We continue to evaluate developing and expanding our intellectual property rights in patents, trademarks and copyrights, as available through registration in the United States and internationally.

We ensure that we own intellectual property created for us by signing agreements with employees, independent contractors, consultants, companies, and any other third party that creates intellectual property for us that assign any intellectual property rights to us.

We have also established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements with employees, independent contractors, consultants and companies with which we conduct business.

We also purchase or license technology and other intellectual property that we incorporate into our technology or services. While it may be necessary in the future to seek or renew licenses relating to various aspects of our technology and services, we believe, based upon past experience and industry practice, such licenses generally could be obtained on commercially reasonable terms.

For important additional information related to our intellectual property position, please review the information set forth in "Risk Factors—Risks Related to Intellectual Property."

Education Laws and Regulations

The higher education industry is heavily regulated. Institutions of higher education that award degrees and certificates to signify the successful completion of an academic program are subject to regulation from three primary entities: the U.S. Department of Education, or DOE, accrediting agencies and state licensing authorities. Each of these entities promulgates and enforces its own laws, regulations, guidance and standards, which we refer to collectively as education laws.

We contract with postsecondary institutions that are subject to education laws. In addition, we ourselves are required to comply with certain education laws as a result of our role as a service provider to institutions of higher education, either directly or indirectly through our contractual arrangements with university clients. Our failure, or that of our university clients, to comply with education laws could adversely impact our operations. As a result, we work closely with our university clients to maintain compliance with education laws.

Federal Laws and Regulations

Under the Higher Education Act of 1965, as amended, or the HEA, institutions offering postsecondary education must comply with certain laws and related regulations promulgated by the DOE in order to participate in the Title IV federal student financial assistance programs. Most of our university clients participate in the Title IV programs.

The HEA and the regulations and guidance promulgated thereunder are frequently revised, repealed or expanded. Congress historically has reauthorized and amended the HEA at regular intervals but has failed to do so in recent years. The reauthorization process and congressional oversight of the DOE is nonetheless ongoing, such as oversight and investigations of the education sector and DOE conducted on behalf of Congress by the Government Accountability Office, or GAO.

The reauthorization of the HEA, or other legislation, could alter the regulatory landscape of the higher education industry, and thereby impact the manner in which we conduct business and serve our university clients. In addition, the DOE frequently conducts rulemakings that may impact our business and we expect each incoming administration to change the DOE rules in accordance with its policy priorities regardless of whether the HEA is reauthorized by Congress. The DOE also issues formal and informal guidance instructing institutions of higher education and other covered entities how to comply with various federal laws and regulations. DOE guidance is subject to change and such changes may impact our business model.

Although we are not considered an institution of higher education and we do not directly participate in Title IV programs, we are required to comply with certain regulations and guidance promulgated by the DOE as a result of our role as a service provider to institutions that do participate in Title IV programs. These include, for example, regulations governing student privacy under Family Educational Rights and Privacy Act, or FERPA and the DOE's incentive compensation regulations. While online executive education courses and boot camps are typically not eligible for Title IV aid, when offered by or on behalf of Title IV eligible institutions, many education laws, such as FERPA, remain applicable to us or our university clients even in the Alternative Credential Segment.

Current DOE rules and state and federal regulation material to our business include the Third-Party Servicer regulations, the incentive compensation rule, the misrepresentation rule, the "written arrangements" rules, state authorization requirements, which are discussed in further detail below.

Incentive Compensation Rule

The HEA provides that any institution that participates in the Title IV federal student financial assistance programs must agree with the DOE that the institution will not provide any commission, bonus or other incentive payment to any person or entity engaged in any student recruiting or admission activities as those terms and activities are defined in DOE regulations and policy guidance.

Under the DOE's incentive compensation regulations, each higher education institution agrees that it will not "provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid, to any person or entity who is engaged in any student recruitment or admission activity, or in making decisions regarding the award of Title IV, HEA program funds." Pursuant to this rule, we are prohibited from offering our covered employees, who are those involved with or responsible for recruiting or admissions activities, any bonus or incentive-based compensation based on the successful recruitment, admission or enrollment of students into a Title IV eligible postsecondary institution.

At the time the incentive compensation rule was last revised, in July 2011, the revised rule initially raised a question as to whether entities could be prohibited from entering into tuition revenue-sharing arrangements with university clients. On March 17, 2011, the DOE issued a Dear Colleague Letter (the "2011 DCL") providing guidance on this point. The 2011 DCL states that "[t]he Department generally views payment based on the amount of tuition generated as an indirect payment of incentive compensation based on success in recruitment and therefore a prohibited basis upon which to measure the value of the services provided" and that "[t]his is true regardless of the manner in which the entity compensates its employees." But the 2011 DCL also provides an important exception to the ban on tuition revenue-sharing arrangements between institutions and third parties. According to the 2011 DCL, the DOE does not consider payment based on the amount of tuition generated by an institution to violate the incentive compensation ban if the payment compensates an "unaffiliated third party" that provides a set of "bundled services" that includes recruitment services, such as those we provide. Example 2-B in the 2011 DCL is described as a "possible business model" developed "with the statutory mandate in mind." Example 2-B describes the following as a possible business model:

"A third party that is not affiliated with the institution it serves and is not affiliated with any other institution that provides educational services, provides bundled services to the institution including marketing, enrollment application assistance, recruitment services, course support for online delivery of courses, the provision of technology, placement services for internships, and student career counseling. The institution may pay the entity an amount based on tuition generated for the institution by the entity's activities for all the bundled services that are offered and provided collectively, as long as the entity does not make prohibited compensation payments to its employees, and the institution does not pay the entity separately for student recruitment services provided by the entity."

The 2011 DCL guidance indicates that an arrangement that complies with Example 2-B will be deemed to be in compliance with the incentive compensation provisions of the HEA and the DOE's regulations. Our business model and contractual arrangements with our university clients closely follow Example 2-B in the 2011 DCL. In addition, we assure that none of our "covered employees" are paid any bonus or other incentive compensation in violation of the rule.

Because the bundled services rule was promulgated in the form of agency guidance issued by the DOE in the form of a Dear Colleague Letter and is not codified by statute or regulation, the rule could technically be altered or removed without customary administrative procedural requirements, such as adequate prior notice and the opportunity for comment, that accompany formal agency rulemaking. Similarly, a court could invalidate the rule in an action involving our company or our university clients, or in an action that does not involve us at all. Finally, while most states defer to DOE regulations, analogous but different versions of the federal incentive compensation rule exist under the laws of some states, and such statutes or rules, or their interpretation, may change at any time. In March 2023, the DOE provided notice that it intends to review the bundled services rule with the intent to improve the guidance on the incentive compensation rule with respect to bundled services, but there has been no further action. The revision, removal or invalidation of the bundled services rule by Congress, the DOE or a court, or separate revisions at the state level could require us to change our business model and/or amend certain of our contracts.

Misrepresentation Rule

The HEA prohibits an institution that participates in the Title IV programs from engaging in any "substantial misrepresentation" regarding three broad subject areas: (i) the nature of the school's education programs, (ii) the school's financial charges and (iii) the employability of the school's graduates.

Under the DOE rule, "misrepresentation" is defined broadly as any false, erroneous or misleading statement, written, visual or oral. This may include even statements that "have the likelihood or tendency to deceive." Therefore, a statement need not be intentionally deceitful to qualify as a misrepresentation. "Substantial misrepresentation" is defined loosely as a misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person's detriment.

The regulation also covers statements made by any representative of an institution, including agents, employees and subcontractors, and statements made directly or indirectly to any third party, including state agencies, government officials or the public, and not just statements made to students or prospective students.

Violations of the misrepresentation rule are subject to various sanctions by the DOE and violations may be used as a basis for legal action by third parties or as a defense to the obligation to repay student loans. In 2022, the DOE completed changes to related "borrower defense to repayment" regulations including new definitions of "aggressive and deceptive recruitment" and misrepresentation (including omission of fact). The new rules could make it significantly easier for students to obtain student loan discharges, in some cases at the institution's expense, and may trigger further scrutiny of marketing or recruiting practices. In addition, the DOE has designated an investigations unit to enforce rules related to deceptive student marketing, which is expected to work with other federal agencies.

Similar rules apply under state laws or are incorporated in institutional accreditation standards and the FTC applies similar rules that prohibit any unfair or deceptive marketing practices by vendors in the education sector. As a result, we and our employees and subcontractors, as agents of our university clients, must use a high degree of care to comply with such rules and are prohibited by contract from making any false, erroneous or misleading statements about our university clients. To avoid an issue under the misrepresentation rule and similar state and federal rules, we assure that all marketing materials are approved in advance by our university clients before they are used by our employees.

Accreditation Rules and Standards

Accrediting agencies primarily examine the academic quality of the instructional programs of an educational institution, and a grant of accreditation is typically viewed as confirmation that an institution or an institution's programs meet generally accepted academic standards. Accrediting agencies also review the administrative and financial operations of the institutions they accredit to ensure that each institution has the resources to perform its educational mission. The DOE also relies on accrediting agencies to determine whether institutions qualify to participate in Title IV programs.

In addition to institutional accreditation, colleges and universities may require specialized programmatic accreditation for particular educational programs. Many states and professional associations require professional programs to be accredited, and require individuals to have graduated from accredited programs in order to sit for professional license exams. Programmatic accreditation, while not a sufficient basis for institutional Title IV program certification by the DOE, assists graduates to practice or otherwise secure appropriate employment in their chosen field. Common fields of study subject to programmatic accreditation include teaching and nursing.

Although we are not an accredited institution and are not required to maintain accreditation, accrediting agencies are responsible for reviewing an accredited institution's third-party contracts with service providers like us and may require an institution to obtain approval from or to notify the accreditor in connection with such arrangements. One purpose of the notification and approval requirements is to verify that the accredited institution remains responsible for providing academic instruction leading to a credential and provides oversight of other activities undertaken by third parties like us that are within the scope of its accreditation. We work closely with our university clients to assure that the standards of their respective accreditors are met and are not adversely impacted by us.

Accrediting agencies are also responsible for assuring that any "written arrangements" to outsource academic instruction meet accreditation standards and related regulations of the DOE. Our operations are generally not subject to such "written arrangements" rules because academic instruction is provided by our university client institutions and not by us; however, the "written arrangements" rules may apply to online programs in the Alternative Credential Segment to the extent such courses are outsourced by university clients. The DOE is currently considering changes to the accreditation regulations as part of a negotiated rulemaking process, including with respect to accreditors' oversight of written arrangements. We are monitoring the DOE's negotiated rulemaking process, but we are unable to determine the potential impact of any future final rulemaking at this time.

State Laws and Regulations

Each state has at least one licensing agency responsible for the oversight of educational institutions operating within its jurisdiction. Continued approval by such agencies is necessary for an institution to operate and grant degrees, diplomas or certificates in those states. Moreover, under the HEA, approval by such agencies is necessary to maintain eligibility to participate in Title IV programs. State attorneys general are also active in enforcing education laws, and the level of regulatory oversight varies substantially from state to state.

We and our university clients may be subject to regulation in each state in which we or they own facilities, provide distance education or recruit students. State laws establish standards for, among other things, student instruction, qualifications of faculty, location and nature of facilities, recruiting practices and financial policies. The need to comply with applicable state laws and regulations may limit or delay our ability to market or expand our offerings. In addition, the interpretation of state authorization regulations is subject to substantial discretion by the state agency responsible for enforcing the regulations.

The DOE requires, among other things, that an institution offering distance learning or online programs secure the authorization of each state in which the institution enrolls students (if such authorization is required by the state) and provide evidence of such approval to the DOE upon request. This regulation increases the importance of state authorization because failure to obtain the necessary state authorization for online programs (which may also be obtained through participation in a state authorization reciprocity agreement) could result in an obligation to return federal funds received by an institution. On October 31, 2023, the DOE published new regulations, effective July 1, 2024, that require institutions to provide more detailed disclosure about whether a program's curriculum meets a state's educational requirements for licensure or certification in that state. This change could create additional compliance burdens or limit enrollment for many of our partner institutions. The DOE is currently considering further changes to its state authorization requirements as part of a negotiated rulemaking process. We are monitoring the DOE's rulemaking process, but we are unable to determine the potential impact of any future final rulemaking at this time.

All states except California now participate in the State Authorization Reciprocity Agreement, or SARA, governing the licensing of online offerings. All SARA-member institutions may provide online offerings in SARA states without obtaining separate state authorization (this includes externships, recruiting, local advertising, and faculty presence). SARA-member institutions must still obtain a separate authorization in order to open a physical location in each state and are also required to obtain any additional approvals that may be required for offerings leading to professional licensure in a state (e.g., nursing, teaching, or counseling). Most of our university clients are SARA members and the DOE accepts participation in a reciprocity agreement as evidence of state approval. SARA policies and procedures change frequently and must reflect changes in policy instituted by accreditation agencies and the DOE. As noted above, the DOE is currently considering further changes to distance education regulations and state reciprocity requirements as part of a negotiated rulemaking process.

Finally, many programs leading to professional licensure, such as graduate degree programs in nursing or teaching, also require approval from, and are subject to ongoing oversight by separate state agencies such as state nursing boards. Membership in SARA does not encompass approvals by professional licensing boards, which must be obtained separately. Under new DOE regulations effective July 1, 2024, institutions cannot disburse Title IV funds for programs for which they cannot attest that the program meets licensure requirements. This new requirement may limit enrollment or the payment of Title IV aid for these programs.

We monitor state law developments closely and work closely with our university clients to assist them with obtaining any required approvals.

Third-Party Servicer

The HEA and its regulations authorize the DOE to provide oversight of "Third-Party Servicers," as such term is defined in the HEA regulations. Third-Party Servicers must comply with a number of HEA regulatory requirements, including conducting and submitting to the DOE compliance audits, and contractually agreeing with their university clients to, among other things, be jointly and severally liable with the institution for violations of the Title IV requirements resulting from the functions performed by the servicer, comply with applicable statutory, regulatory and other Title IV requirements, refer any suspicion of fraudulent or criminal conduct regarding the institution's administration of Title IV funds to the DOE's Office of Inspector General, implement and maintain safeguards required under information security requirements for financial institutions established by the Federal Trade Commission (FTC) under the Gramm-Leach-Bliley Act (GLBA), and comply with FERPA with regard to the receipt and use of any education records provided by the institution.

On February 15, 2023, the DOE issued official agency guidance, known as a "Dear Colleague Letter," which updated its existing guidance to significantly expand its interpretation of the types of service providers that would be considered a Third-Party Servicer, which would include the Company and other Online Program Managers. On April 4, 2023, the Company filed a lawsuit against the DOE and the Secretary of Education that challenged the Dear Colleague Letter. The DOE subsequently announced that it would consider changes to the Dear Colleague Letter, suspended the September 1, 2023 effective date, and provided that the updated version would not go into effect for at least six months after publication of a new Dear Colleague Letter to give regulated entities sufficient time to comply. Given these developments, the Company withdrew its motion for a stay and preliminary injunction in the lawsuit and the court stayed the litigation pending release of a final Dear Colleague Letter. On December 19, 2023, the parties filed a joint status report to the court, in which the government indicated that it was still developing updated guidance, and that it did not anticipate issuing updated guidance in the next 90 days. The Company believes that it has a meritorious claim in its litigation and intends to vigorously pursue its challenge against the DOE if the DOE continues with guidance that seeks to treat the Company as a Third-Party Servicer.

If the February 2023 Dear Colleague Letter is not substantially revised, or our legal challenge to it is not successful, we may have to make significant changes to our contractual arrangements with current and prospective university clients due to the additional costs, administrative burdens and/or risk imposed by having to comply with Title IV requirements applicable to Third-Party Servicers. These changes could materially impact our business model.

Other Laws

Our activities or those of our university clients are also subject to other federal and state laws. These regulations include, but are not limited to, consumer marketing and unfair trade practices laws and regulations, including those promulgated and enforced by the FTC, state and federal consumer lending laws, including those enforced by the federal Consumer Financial Protection Bureau or state agencies, student accessibility requirements, federal and state data protection and privacy requirements and foreign and U.S. anti-corruption regulations. In addition, we use Artificial Intelligence (AI) technologies in our platform and offerings, and we are making investments in expanding the use of AI throughout our business. Our use of AI and our ability to innovate using AI could be limited by oversight laws and regulations or potential liabilities associated with its use.

Human Capital Resources

General Information About Our Human Capital Resources

As of December 31, 2023, we had approximately 2,961 full-time employees and 2,607 part-time employees worldwide. Approximately 4,260 of our employees are located in the U.S., approximately 894 of our employees are located in Cape Town, South Africa, and approximately 414 employees are located in other jurisdictions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

Human Capital Measures and Objectives

2U is dedicated to eliminating the back row in higher education and our employees are critical to achieving this mission. We believe that when our employees feel appreciated and included they can be more creative, innovative, and better serve our university clients and students. Human capital measures and objectives that we focus on in managing our business include talent acquisition and retention, diversity and inclusion, employee development and training, community involvement and employee engagement and wellness.

- *Talent Acquisition and Retention.* We seek to recruit, retain and incentivize high performing employees and our compensation and benefits programs are aligned with these goals. We are committed to providing total rewards programs for our employees that are market-competitive and that rewards our talented employees based on each employee's contribution and performance. To foster a stronger sense of ownership and align the interests of employees with stockholders, we provide equity compensation in the form of performance and service-based restricted stock units to eligible employees. We also offer eligible employees the ability to participate in our Employee Stock Purchase Plan, which enables them to purchase shares of our stock at a discount. We also provide comprehensive benefits for employees and their families, which are tailored to the various geographies in which we operate. Depending on the jurisdiction, our benefits may include health insurance coverage, 401(k) matching, paid parental leave, and unlimited paid time off.

- *Diversity and Inclusion*. We believe an equitable and inclusive environment with diverse teams produces more creative solutions and results in better outcomes for our university clients and students. We strive to attract, retain and promote diverse talent at all levels of the organization. Our Board is 13% women and 50% people of color and our senior leadership team is comprised of 50% women and 21% people of color. We maintain executive-sponsored business resource networks ("BRNs") that offer a forum for employees to network and engage in professional development activities. As of December 31, 2023 we had 9 BRNs focused on the following groups: Black/African Americans, Women, LGBTQ+, Asian & Pacific Islanders, Latinx, Persons with disabilities, Jewish employees, Black African employees (in South Africa) and Parents and Caregivers. To further support our diversity and inclusion goals, since 2020 the Company bonus plan has included a diversity and inclusion component for our employees at and above the vice president level.

- *Employee Development and Training*. We provide a range of mandatory and optional employee development programs and opportunities for employees to develop the skills they need to be successful. Our learning and development teams create and teach a variety of live courses and our employees also have free access to a library of learning resources via LinkedIn Learning. Our diversity and inclusion principles are also reflected in our employee training programs. We require all managers to complete trainings on allyship and we offer additional training on emotional intelligence and leading with empathy. In addition, we offer a subscription to edX for employees, which allows eligible employees to access certain of our offerings.

- *Community Involvement*. We are committed to making an impact in our local communities through volunteering, financial donations, scholarships and other forms of engagement. Our corporate social responsibility program, "2U Engage", supports local non-profit organizations in each location where we have an office with a focus on organizations that are aligned with our mission to provide access to quality education. Employees are encouraged to volunteer for these organizations throughout the year and we provide employees with 24 hours of "Volunteer Time Off" annually to support nonprofit organizations of their choice. We also organize company sponsored community service events for volunteerism and fundraising. As part of our global community involvement, we partnered with the International Rescue Committee to support a 2U-sponsored scholarship program for its employees.

- *Employee Engagement and Wellness*. We strive to create employee programs that promote our guiding principles, support employee wellness and enable employees to work productively. These efforts include providing access to free wellness resources such as meditation and mental health support, a family support benefit to cover fertility treatments, adoptions, surrogacy and a travel benefit for eligible reproductive care services. We regularly survey our employees to assess wellness and additional support needs. A large portion of our full-time workforce is remote or has a hybrid working arrangement, and we are committed to supporting our employees in doing their best work no matter where they are located.

Other Information

We were incorporated as a Delaware corporation in April 2008 and completed our initial public offering in April 2014.

Our principal executive offices are located at 7900 Harkins Road, Lanham, MD 20706, and our telephone number is (301) 892-4350.

You can obtain copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the U.S. Securities and Exchange Commission, or the SEC, and all amendments to these filings, free of charge from our website at investor.2u.com or on the SEC's website at www.sec.gov as soon as reasonably practicable following our filing of any of these reports with the SEC. The contents of these websites are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

Item 1A. Risk Factors

In addition to the other information set forth in this Annual Report on Form 10-K, you should carefully consider the factors discussed in the "Special Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in this section of our Annual Report on Form 10-K and summarized below. This risk factor summary does not contain all of the information that may be important to you, and you should read the risk factor summary together with the more detailed discussion of risks and uncertainties set forth following this section as well as elsewhere in this Annual Report on Form 10-K.

Risks Related to Our Business Model

- We have incurred significant net losses since inception and may not achieve or maintain profitability in the future.

- Our financial performance depends heavily on our ability to recruit potential students for our offerings, and our ability to do so may be affected by circumstances beyond our control.

- Our business depends heavily on the adoption by colleges and universities of online delivery of their educational offerings.

- To launch a new degree program, we generally incur significant expense in technology and content development, as well as in marketing and sales to identify and attract prospective students, and it may be several years, if ever, before we generate revenue from a new program sufficient to recover our costs.

- If new offerings do not launch and scale efficiently and in the time frames we expect, our reputation and our revenue will suffer.

- Our financial performance depends heavily on student retention within our offerings, and factors influencing student retention may be out of our control.

Risks Related to Our Operations and Our Growth Strategy

- Our student acquisition efforts depend in large part upon a limited number of third-party advertising platforms.

- If our security measures or those of our third-party service providers are breached or fail and result in unauthorized disclosure of data, we could lose clients, fail to attract new clients and be exposed to protracted and costly litigation.

- Disruption to or failures of our online learning platforms could reduce client and student satisfaction with our offerings and could harm our reputation.

- We face competition from established and emerging companies, which could divert clients or students to our competitors, result in pricing pressure and significantly reduce our revenue.

- If we are unable to maintain and enhance our brand, our reputation and business may suffer.

- We have undergone recent changes to our senior management team and organizational structure, and if we are unable to successfully implement our new organizational structure, or if we lose the services of any of our senior management, our business, operating results, and financial condition could be adversely affected.

- Implementation of our 2022 Strategic Realignment Plan (as defined below) or similar plans may not be successful, which could affect our ability to increase our profitability.

- If students do not expand beyond the free offerings available on our platform, our ability to grow our business and improve our results of operations may be adversely affected.

Risks Related to Our Indebtedness and Capital Structure

- Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our obligations with respect to our indebtedness.

- Despite current indebtedness levels and existing restrictive covenants, we may still incur additional indebtedness that could further exacerbate the risks associated with our substantial financial leverage.

- To service our indebtedness, we will require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

- We may be unable to raise the funds necessary to repurchase the Convertible Notes (as defined below) for cash following a "fundamental change," or to pay any cash amounts due upon conversion, and our other indebtedness may limit our ability to repurchase the Convertible Notes or pay cash upon their conversion.

- Conversion of the Convertible Notes may dilute the ownership interest of existing stockholders or may otherwise depress the price of our common stock.

- We may need additional capital in the future to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to grow our business.

Risks Related to Regulation of Our Business and That of Our University Clients

- Our business model relies on university client institutions complying with federal and state laws and regulations.

- Our activities are subject to federal and state laws and regulations and other requirements.

- Activities of the U.S. Congress or the DOE could result in adverse legislation, regulations, guidance, actions or investigations.

- Our business model, which depends in part on our ability to receive a share of tuition revenue as payment from our university clients, has been validated by a DOE "dear colleague" letter, but such validation is not codified by statute or regulation and may be subject to change.

- If we or our subcontractors or agents violate the incentive compensation rule, we could be liable to our university clients for substantial fines, sanctions or other liabilities.

- Our future growth could be negatively impacted if our university clients fail to obtain timely approval from applicable regulatory agencies to offer new programs, make substantive changes to existing programs or expand their programs into or within certain states.

- Evolving regulations and legal obligations related to data privacy, data protection and information security and our actual or perceived failure to comply with such obligations, could have an adverse effect on our business.

Risk Factors

Risks Related to Our Business Model

The evolving scope of our offerings and changes to our operating model make it difficult to predict our future financial and operating results, and we may not achieve our expected financial and operating results in the future.

From 2008 to 2017, our offerings generally only consisted of graduate degree programs. In July 2017, we expanded our offerings to include premium online executive education programs and in May 2019, we further expanded our offerings to include skills-based boot camps. In 2020 we launched our first undergraduate degree program and in November 2021 we expanded our offerings to include open courses and added a consumer facing marketplace. In addition, from time to time, we have entered into and we may in the future enter into agreements to strategically exit certain of our clients' programs to better align with our evolving scope of offerings and our business. Given the significant evolution of our current scope of offerings and changes to our operating model, our ability to forecast our future operating results, including revenue, cash flows and profitability, is limited and subject to a number of risks and uncertainties. For example, a decline in our revenue due to a mutually agreed strategic exit from a program may not be apparent in our financial results until a few quarters later. We may also experience a temporary increase in our revenue because of certain payments we receive upon the termination of these programs. If our assumptions regarding these risks and uncertainties are incorrect or change, or if we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer.

We have incurred significant net losses since inception and may not achieve or maintain profitability in the future.

We incurred net losses of $317.6 million, $322.2 million and $194.8 million during the years ended December 31, 2023, 2022 and 2021, respectively. We will need to generate and sustain increased revenue levels and/or reduce operating expenditures in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We have invested, and expect to continue to invest, substantial financial and other resources in developing our platform, including expanding our platform offerings, developing or acquiring new platform features and services, expanding into new markets and geographies, developing new content, and on our sales and marketing efforts. Our efforts to grow our business may be more costly than we expect, and we may not be able to achieve or maintain profitability or to increase our revenue enough to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, delays and other unknown events. As a result, we may be unable to achieve and maintain profitability, and the value of our company and our common stock could decline significantly.

Our financial performance depends heavily on our ability to recruit potential students for our offerings, and our ability to do so may be affected by circumstances beyond our control.

Building awareness of our offerings is critical to our ability to recruit prospective students for our university clients' offerings and generate revenue. A substantial portion of our expenses is attributable to marketing and sales efforts dedicated to attracting potential students to our offerings. Because we generate revenue based on a portion of the tuition and fees that students pay, it is critical to our success that we identify prospective students for our offerings in a cost-effective manner, and that enrolled students remain active in our offerings until graduation or completion.

We have experienced, and may in the future experience, fluctuations in our student enrollments based on a variety of factors. For example, student enrollments have declined, and may decline in the future, due to our university clients changing their admissions standards and the COVID-19 pandemic and macroeconomic conditions have each contributed to significant fluctuations in student enrollment across our offerings.

The following factors, many of which are largely outside of our control, may prevent us from successfully driving and maintaining student enrollment in our offerings in a cost-effective manner or at all, which would adversely affect our revenue and ability to achieve profitability:

- Negative perceptions about online learning programs. Online offerings that we or our competitors provide may not be successful, operate efficiently, or perform well. Any such underperformance could create the perception that online offerings in general are not an effective way to educate students, whether or not our offerings achieve satisfactory performance. In addition, special interest groups have in the past and may in the future take actions to create negative perceptions about online learning programs through the media, litigation or other tactics.

- Unsuccessful marketing efforts. We invest substantial resources in developing and implementing data-driven marketing strategies that focus on identifying the right potential student at the right time. In connection with our platform-based and product-level marketing efforts, we make substantial use of search engine optimization, paid search, social media and custom website development and deployment and we rely on a small number of internet search engines and marketing partners. The effectiveness and cost of our marketing efforts has varied over time and from offering to offering based on economic conditions, competition, advertising prices, offerings type, university client reputation and other factors, including the effectiveness of our marketing partners to identify students and learners.

- Damage to university client reputation. Because we often use a university client's brand in connection with our marketing efforts for their offerings, our university clients' reputations are critical to our ability to enroll students. Many factors affecting our university clients' reputations are beyond our control, including ranking among nonprofit educational institutions, internal university matters, changes in university leadership positions and other matters that impact the public perception of our university clients.

- Lack of interest in an offering. We may encounter difficulties attracting students for offerings that are not highly desired or that are relatively new within their fields. Macroeconomic conditions beyond our control may diminish interest in employment in a field, which could contribute to a lack of interest in offerings related to that field.

- Reduced support from our university clients. Our ability to grow our revenue from a particular offering depends on the growth of enrollment in that offering. Our university clients could limit enrollment in certain offerings, cease providing the offerings altogether or significantly curtail or inhibit our ability to promote their offerings, any of which would negatively impact our revenue.

- Our lack of control over our university clients' admissions standards and admissions decisions for degree programs. Even if we identify prospective students for a degree program, there is no guarantee that our university clients will admit these students to that program. Our university clients retain complete discretion over setting admissions standards and making admissions decisions, and university clients may change admissions standards or inconsistently apply admissions standards.

- Our lack of control over our university clients' tuition decisions, particularly for our degree programs. We do not control tuition decisions for our offerings and, in particular, for our degree programs, our university clients retain complete control over tuition decisions. If we are not able to effectively recruit and retain students for a program because the tuition is too high, or perceived as being too high, it could negatively impact our business.

- Inability to maintain sufficient high-quality content from our clients. Our success depends on our ability to provide students with high-quality learning experiences. For certain of our offerings, including many of our degree programs, while our clients are primarily responsible for curriculum development, we provide learning design and development experts that collaborate with faculty to ensure the final course content is engaging and digestible in an online format. For other offerings, including our open course offerings, our clients are solely responsible for curriculum development and we provide limited self-help resources. If the course content in our offerings is not high-quality and students are dissatisfied with their experience in an offering on our platform or do not find the content of our offerings appealing, they may stop accessing our content. In turn, if clients perceive that our platform lacks an adequate learner audience, clients may be less willing to provide content to offer on our platform, and the experience of students could be further negatively impacted.

- Inability of students to secure funding. Like on-campus college and university students, many of the students in our university clients' offerings, in particular degree programs and boot camps, rely on the availability of third-party financing to pay for tuition and other costs of their education. This may include federal, state or private student loans, scholarships and grants, or benefits or reimbursement provided by an employer. Any developments that reduce the availability or increase the cost of financial aid for higher education generally, or for our university clients' offerings, such as a government shutdown as a result of failure to enact funding legislation for the government's fiscal year, could impair students' abilities to meet their financial obligations and could negatively impact future enrollment in our offerings.

- General economic conditions. Student enrollment in our offerings may be affected by changes in global economic conditions. An improvement in economic conditions and, in particular, an improvement in the economic conditions in the U.S. and the U.S. unemployment rate, may reduce demand among potential students for educational services, as they may find adequate employment without additional education. Conversely, a worsening of economic and employment conditions may reduce the willingness of employers to sponsor educational opportunities for their employees or discourage existing or potential students from pursuing additional education due to a perception that there are insufficient job opportunities, increased economic uncertainty or other factors.

Our business depends heavily on the adoption by colleges and universities of online delivery of their educational offerings. If we fail to attract new university clients, or if new leadership at existing university clients does not have an interest in continuing or expanding online delivery of their educational offerings, our revenue growth and profitability may suffer.

The success of our business depends in large part on our ability to enter into agreements with additional nonprofit colleges and universities to provide their offerings online. In particular, to engage new university clients, we need to convince potential university clients, many of which have been educating students only in on-campus programs for hundreds of years, to invest significant time and resources to introduce a new teaching modality. The delivery of online education at leading nonprofit colleges and universities is evolving, but many administrators and faculty members continue to have concern regarding the perceived loss of control over the education process that might result from offering content online, as well as skepticism regarding the ability of colleges and universities to provide high-quality education online that maintains the standards they set for their on-campus programs. It may be difficult to overcome this resistance, and certain online offerings of the kind we develop with our university clients may not achieve significant market acceptance. In addition, our university clients have regular turnover in their leadership positions, and there is no guarantee that any new leader will have an interest in continuing or expanding online delivery of the university's educational offerings. If new leaders at our university clients do not embrace online delivery of educational offerings, we may not be able to add additional offerings with the university client and the university client may attempt to terminate or may not renew their relationship with us.

The market for our offerings may be limited due to exclusivity provisions in certain of our contracts with university clients. We have agreed to incur, and we may incur in the future, costs to terminate some or all of the exclusivity obligations in certain of our university client contracts.

Certain of our contracts with our university clients limit our ability to enable competitive offerings with other schools. In our Degree Program Segment, we have determined that enabling some of these contractually prohibited competitive programs may be part of our business strategy. We have in the past agreed and may in the future agree with certain university clients to do some or all of the following to reduce or eliminate certain exclusivity obligations: make fixed and contingent cash payments over time, reduce our revenue share over time, and/or make minimum investments in marketing under certain conditions.

In addition, in order to maintain good relations with our university clients, we may decide not to approach certain institutions that our university clients regard as their direct competitors to offer similar programs or courses, even if we are allowed to do so under our contracts. A limited number of our contracts with our university clients include provisions that may result in pricing adjustments in limited circumstances. If we need to incur contingent costs in connection with enabling competitive offerings or if we determine not to approach certain institutions, or if we have to adjust our pricing provisions, our ability to grow our business and achieve profitability would be impaired.

To launch a new degree program, we generally incur significant expense in technology and content development, as well as in marketing and sales to identify and attract prospective students, and it may be several years, if ever, before we generate revenue from a new program sufficient to recover our costs.

To launch a new degree program, we generally integrate components of our platform with the various student information and other operating systems our university clients use to manage functions within their institutions and we must commence student acquisition activities. In addition, for university clients that have elected to purchase our content development services for a degree program, we provide content development staff that work closely with the university client's faculty members to produce engaging online coursework and content. This process can be time-consuming and costly and, under our agreements with our university clients, we are primarily responsible for the significant costs of this effort for most of our degree programs, even before we generate any revenue and there is no guarantee we will ever recoup these costs.

In exchange for the upfront investments we make in our university clients' degree programs and to align our incentives with those of our university clients, our university client agreements generally provide that we receive a fixed percentage of the tuition that the university clients receive from the students enrolled in their degree programs. We only begin to recover these upfront costs once students are enrolled and our university clients begin billing students for tuition and fees. The time that it takes for us to recover our investment in a new degree program depends on a variety of factors, primarily our content development costs, student acquisition costs, the rate of growth in student enrollment in the program, and the tuition of the program. We estimate that, on average, it takes approximately three years after signing an agreement with a university client to fully recover our investment in that university client's new degree program. Because of the lengthy period that may be required to recoup our investment in these new degree programs, unexpected developments beyond our control could occur that result in the university client ceasing or significantly curtailing a degree program before we are able to fully recoup our investment. As a result, we may ultimately be unable to recover the full investment that we make in a new degree program or achieve our expected level of profitability for the degree program.

If new offerings do not launch and scale efficiently and in the time frames we expect, our reputation and our revenue will suffer.

Our continued growth and ability to achieve profitability depends on our and our university clients' ability to successfully launch and scale new offerings. The number of offerings we launch in a year has varied over time and we expect the number of newly launched programs to increase significantly in 2024. Our ability to launch and scale new offerings in the time frame we expect has varied over time and from offering to offering. If we are not successful in launching an offering in the planned timeframe or recruiting potential students for our offerings, it would adversely impact our ability to generate revenue, and our university clients and the students in their offerings could lose confidence in the knowledge and capability of our employees. If we cannot quickly and efficiently scale our technology to handle growing student enrollment and new offerings, our university clients' and their students' experiences may suffer, which could damage our reputation among colleges and universities and their faculty and students and impact our ability to acquire new university clients.

In addition, in our Degree Program Segment, if our university clients cannot quickly develop the infrastructure and hire sufficient faculty and administrators to handle growing student enrollments, our university clients' and their students' experiences with our platform may suffer, which could damage our reputation among colleges and universities and their faculty and students.

Our ability to efficiently scale new offerings may depend on a number of factors, including our ability to:

- satisfy existing students in, and attract and enroll new students for, our offerings;

- assist our university clients in their development and production of an increased volume of course content;

- successfully introduce new features and enhancements and maintain a high level of functionality in our platform; and

- deliver high-quality support to our university clients and their faculty and students.

If student enrollments in our offerings do not increase, if we are unable to launch new offerings timely and in a cost-effective manner or if we are otherwise unable to manage new offerings effectively, our ability to grow our business and achieve profitability would be impaired, and the quality of our platform and the satisfaction of our university clients and their students could suffer.

If we fail to increase sales of our enterprise offerings, or if we need to change the contract terms associated therewith, including with respect to pricing or contract length, it could negatively affect our business, financial condition, and results of operations.

In addition to our offerings for individual learners, we sell our enterprise offerings to businesses, academic institutions, and governmental organizations. These customers utilize our platform to provide relevant training, skills, and credentialing programs to current and potential employees through our online platform. To maintain and expand our relationships with these entities, we must demonstrate the value, benefits, and return on investment of providing education, training, skills, and credentialing through our online platform and achieve acceptance from both employees and these entities of the merits and legitimacy of our offerings.

Our growth strategy is dependent upon increasing sales of our enterprise offerings to these entities, which we offer on a subscription basis. We have a limited history with our enterprise models and changes in our models could adversely affect our revenue and financial condition. In addition, as new competitors introduce competitive applications or services, or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing models we have historically used, or for contract lengths consistent with our historical averages. Changes to our pricing models or contract lengths could negatively impact our revenue and financial position, and we may have increased difficulty achieving growth or profitability. As we drive a greater portion of our revenue through our enterprise offerings, this may also result in reduced margins in the future.

As we seek to increase sales of our enterprise offerings, we face upfront sales costs, higher customer acquisition costs, more complex customer requirements, and discount requirements. If we are unable to maintain or increase the number of enterprise customers offerings, our business, financial condition, and results of operations may be negatively impacted.

Our financial performance depends heavily on student retention within our offerings, and factors influencing student retention may be out of our control.

Once a student is enrolled in an offering, we and our university client must retain the student over the life of the offering to generate ongoing revenue. Our strategy involves offering high-quality support to students enrolled in these offerings to support their retention. If we are unable to help students quickly resolve any educational, technological or logistical issues they encounter, otherwise provide effective ongoing support to students or deliver high-quality, engaging educational content, students may withdraw from the offering, which would negatively impact our revenue.

In addition, student retention could be compromised by the following factors, many of which are largely outside of our control:

- Lack of support from faculty members in our university clients' degree programs. It takes a significant time commitment and dedication from our university clients' faculty members to work with us to develop or to independently develop course content for their degree programs and other courses designed for an online learning environment. Our university clients' faculty may be unfamiliar with the development and production process, may not understand the time commitment involved, or may otherwise be resistant to changing the ways in which they present the same content in an on-campus class. Our ability to maintain high student retention will depend in part on our ability to convince our university clients' faculty of the value in the time and effort they will spend developing the course content. Lack of support from faculty could cause the quality of our degree programs to decline, which could contribute to decreased student satisfaction and retention in our Degree Program Segment.

- Student dissatisfaction. Enrolled students may drop out of our offerings based on their individual perceptions of the value they are getting from the offering. For example, we may face retention challenges as a result of students' dissatisfaction with our university clients' faculty, changing views of the value of our offerings and perceptions of employment prospects following completion of the offering.

- Personal factors. Personal factors, such as ability to continue to pay tuition, ability to meet the rigorous demands of the offering, and lack of time to continue classes, all of which are generally beyond our control, may impact a student's willingness and ability to stay enrolled in an offering.

If student retention is compromised by any of these factors, it could significantly reduce the revenue that we generate from our offerings, which would negatively impact our return on investment for the particular offering and could compromise our ability to grow our business and achieve profitability.

The loss, or material underperformance, of any one of our offerings could harm our reputation, which could in turn affect our future revenue growth.

We rely on our reputation for delivering high-quality online educational offerings and recommendations from existing university clients to attract potential new university clients. Therefore, the loss of any single offering, whether due to a mutual decision between us and a university client to terminate an agreement or the failure of any university client to renew its agreement with us upon expiration, or otherwise, could harm our reputation and impair our ability to pursue our growth strategy and ultimately to become profitable.

The recent significant decline in the market price of our common stock and the impairment of intangible assets and goodwill arising from our acquisitions could continue to negatively impact and affect our net income and shareholders' equity.

We review goodwill and other indefinite-lived intangible assets for impairment annually, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill or an indefinite-lived asset below its carrying value. We experienced a significant decline in the market price of our common stock subsequent to February 9, 2022 that resulted in a triggering event for assessing our goodwill and indefinite-lived intangible asset balances. When we acquire a business, a substantial portion of the purchase price of the acquisition may be allocated to goodwill and other indefinite-lived intangible assets. During the three months ended March 31, 2022, we recorded impairment charges of $28.8 million and $30.0 million to goodwill and the indefinite-lived intangible asset, respectively. During the three months ended September 30, 2022, we recorded impairment charges of $50.2 million and $29.3 million to goodwill and the indefinite-lived intangible asset, respectively. During the three months ended June 30, 2023, we recorded impairment charges of $16.7 million and $117.4 million to goodwill and the indefinite-lived intangible asset, respectively. During the three months ended December 31, 2023, we recorded impairment charges of $62.8 million to goodwill.

Future declines in the results of our acquisitions and other factors could cause us to record an impairment of all or a portion of the relevant goodwill in the future. We may not be able to achieve our business targets for businesses we previously acquired or will acquire in the future, which could result in our incurring additional goodwill and other intangible assets impairment charges. Further declines in our market capitalization increase the risk that we may be required to perform another impairment analysis, which could result in an impairment of up to the entire balance of our goodwill and other intangible assets based on the quantitative assessment performed.

We are working to incorporate generative artificial intelligence, or AI, into some of our products. This technology is new and developing and may present operational and reputational risks, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition and result of operations.

We use AI technologies in our platform and offerings, and we are making investments in expanding the use of AI throughout our business. This new and emerging technology, which is in its early stages of commercial use, presents a number of inherent risks. For example, AI technologies can create accuracy issues, unintended biases, and discriminatory outcomes and create other perceived or actual technical, legal, compliance, privacy, security, and ethical risks which could slow our partners' and customers' adoption of our products and services that use AI. The use of AI technologies may in the future result in cybersecurity incidents that implicate the personal data of end users of AI applications. Such cybersecurity incidents may be more complicated to discover due to the nature of AI and the limited ability to track its reasoning mechanism when producing results. To the extent we experience cybersecurity incidents in connection with our use of AI technology, it could similarly adversely affect our reputation and expose us to legal liability or regulatory risk. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

In addition, litigation or government regulation related to the use of AI (including the use of generative AI) may also adversely impact our ability to develop and offer products that use AI, as well as increase the cost and complexity of doing so. For example, the publication of the White House Blueprint for an AI Bill of Rights signals that compliance requirements on operators of AI systems in the U.S. may be significant. In addition, developing, testing and deploying AI in our platform, offerings and services involves significant technical complexity and requires specialized expertise. Any disruption or failure in our AI systems or infrastructure could result in delays or errors in our operations, which could harm our business and financial results. Further, market demand and acceptance of AI technologies are uncertain, and we may be unsuccessful in our efforts related to deploying AI in our business.

Risks Related to Our Operations and Our Growth Strategy

Our student acquisition efforts depend in large part upon a limited number of third-party advertising platforms.

Our platform and program-level marketing efforts make substantial use of paid search, social media, search engine optimization and custom website development and deployment and we rely on advertising through a limited number of third-party advertising platforms such as Google, Meta Platforms and LinkedIn, to direct traffic to, and recruit new students for, our offerings. Changes in the way these platforms operate - whether due to changes in law, changes in the practices of mobile operating system providers, or otherwise - or changes in their advertising prices, data use practices, or other terms have impacted the cost and efficiency of our student acquisition efforts in the past and could in the future make marketing our offerings more expensive, or less effective. For example, on January 4, 2024, Google began testing a new feature on its Chrome browser called "Tracking Protection." This feature limits cross-site tracking by restricting website access to third-party cookies by default. Third-party cookies have been a fundamental part of the web for nearly three decades, aiding platforms in generating relevant ads, among other functions. However, the implementation of this change could have adverse consequences for the advertising platforms we use, negatively affecting our ability to effectively advertise our services. Google is expected to implement the Tracking Protection Tool in all Chrome browsers by the end of the second quarter of 2024. In addition, the elimination of a particular medium or platform on which we advertise, could limit our ability to direct traffic to our offerings and recruit new students on a cost-effective basis, any of which could have a material adverse effect on our business, results of operations and financial condition.

If internet search engines' methodologies are modified, our search engine optimization capability in connection with our student recruiting efforts could be harmed.

Our search engine optimization capability in connection with our student acquisition efforts substantially depends on various internet search engines, such as Google, to direct a significant amount of traffic to our marketplace at edX.org and other websites related to our offerings. Our ability to influence the number of visitors directed to these websites through search engines is not entirely within our control. For example, search engines frequently revise their algorithms in an attempt to optimize their search result listings. In this respect, we have experienced fluctuations in our search result listings and website traffic based on changes to search engine algorithms, and future algorithm changes by Google or any other search engines could cause edX.org and other websites for our offerings to receive less favorable placements, which could reduce the number of prospective students who visit these websites and impact our ability to effectively utilize search engine optimization as part of our student acquisition strategies in the long-term. Further, if our competitors' search engine optimization efforts are more successful than ours, fewer prospective students may be directed to our websites.

The U.S. Department of Justice brought several antitrust lawsuits against Google claiming, among other things, that Google improperly uses its monopoly over internet search to impede competition and harm consumers. Certain of these lawsuits are ongoing and we cannot predict the impact that these lawsuits may have on advertising costs or Google's future operations. Any reduction in the number of prospective students directed to our websites could negatively affect our ability to generate prospective students, and ultimately revenue, through our student acquisition activities.

If our security measures or those of our third-party service providers are breached or fail and result in unauthorized disclosure of data, we could lose clients, fail to attract new clients and be exposed to protracted and costly litigation.

Our platforms and computer systems store and transmit proprietary and confidential client, student, and company information, which may include personal information of students, prospective students, faculty and employees, subject to stringent legal and regulatory obligations. As a technology company, we have faced and continue to face an increasing number of threats to our platforms and computer systems, including unauthorized activity and access, system viruses, worms, malicious code, denial of service attacks, phishing attacks, ransomware attacks, social engineering attacks, and organized cyberattacks, any of which could breach our security, or threaten an open source platform that we do not control and create a data exfiltration condition and/or disrupt our platform and our clients' offerings. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems are growing in sophistication, change frequently and generally are not detected until after an incident has occurred. We have experienced, and may in the future experience, an increasing number of cybersecurity threats to our platform and computer systems and to the systems of our third-party service providers and our efforts to maintain the security and integrity of our platform, and the cybersecurity measures taken by our third-party service providers, may be unable to anticipate, detect or prevent all attempts to compromise our systems. While there can be no assurances of effectiveness, we have implemented certain safeguards and processes to thwart hackers, and all related activity, and protect the data in our platforms and computer systems. If our, or our third-party service providers', security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, it could result in the loss or misuse of proprietary and confidential university, student (including prospective student), employee or company information, which could subject us to material liability, or materially interrupt our business, potentially over an extended period of time. Any such event could harm our reputation, adversely affect our ability to attract new clients and students, cause existing clients to scale back their offerings or elect not to renew their agreements, cause prospective students not to enroll or existing students to not stay enrolled in our offerings, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective clients or students. In addition, our insurance coverage may not be adequate to cover losses associated with such events, and in any case, such insurance may not cover all costs, expenses or losses we could incur to respond to and remediate a security breach. As a result, we may be required to expend significant additional resources to protect against the threat of these disruptions and security breaches or to alleviate problems caused by such disruptions or breaches.

Data protection laws in jurisdictions around the world require companies and institutions to notify impacted individuals of certain data breach incidents, usually in writing. Under the terms of our contracts with our university clients, we would be responsible for the costs of investigating and disclosing data breaches to the university clients' students, if required by law. In addition to costs associated with investigating, disclosing, and remediating a data breach, we could be required to compensate victims by providing identity protection or monitoring services. We also could be subject to substantial monetary fines or private claims by affected parties and our reputation would likely be harmed.

Disruption to or failures of our online learning platforms could reduce university client and student satisfaction with our offerings and could harm our reputation.

The performance and reliability of our online learning platforms is critical to our operations, reputation and ability to attract new university clients, as well as our student acquisition and retention efforts. Our university clients rely on our platforms to provide their offerings online, and students access our platforms on a frequent basis as an important part of their educational experience. Because our platforms are complex and incorporate a variety of hardware and proprietary and third-party software, our platforms may have errors or defects that could result in unanticipated downtime for our university clients and students. Web- and mobile- based applications frequently contain undetected errors when first introduced or when new versions or enhancements are released, and we have from time to time found errors and defects in our technology and new errors and defects may be detected in the future. In addition, we have experienced and may in the future experience temporary system interruptions to our platforms for a variety of reasons, including network failures, power failures, problems with third-party firmware and software updates, as well as an overwhelming number of users trying to access our platforms. Any errors, defects, disruptions or other performance problems with our platforms could damage our or our university clients' reputations, decrease student satisfaction and retention and impact our ability to attract new students and university clients. If any of these problems occur, our university clients could attempt to terminate their agreements with us or make indemnification or other claims against us. In addition, sustained or recurring disruptions in our platforms could adversely affect our and our university clients' compliance with applicable regulations and accrediting body standards.

We rely upon Amazon Web Services to host certain aspects of our platform and any disruption of or interference with our use of Amazon Web Services could impair our ability to deliver our platform to clients and students, resulting in client and student dissatisfaction, damage to our reputation, and harm to our business.

Our online learning platform and certain of our other technology and services are hosted on data centers provided by Amazon Web Services, or AWS. Given this, along with the fact that we cannot easily switch our AWS operations to another cloud provider, any disruption of, or interference with our use of, AWS would impact our operations and our business would be adversely impacted. AWS may terminate its agreement with us upon 30 days' notice. Additionally, AWS has the right to terminate the agreement immediately with notice to us in certain scenarios, such as if AWS believes providing the services could create a substantial economic or technical burden or material security risk for AWS, or in order to comply with the law or requests of governmental entities. If any of our arrangements with AWS is terminated, we could experience interruptions in our platform as well as delays and additional expenses in arranging new facilities and services.

Our operations depend, in part, on AWS's abilities to protect their data center hosting facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in usage volume, a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice, lack of network connectivity in one or more regions, or other unanticipated problems at a facility could result in lengthy interruptions in the availability of our platform, which would result in harm to our business. In the event of a system failure, the backup systems and disaster recovery services provided by AWS may be insufficient or fail. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability or cause our clients to fail to renew or terminate their contracts, any of which could harm our business.

Our internal information technology systems are critical to our business. System integration and implementation issues could disrupt our operations, which could have a material adverse impact on our business or result in significant deficiencies or material weaknesses in our internal controls.

We rely on the efficient and uninterrupted operation of complex information technology systems, including systems for billing, human resources, enterprise resource planning, and customer relationship management. As our business has grown in size and complexity, the growth has placed, and will continue to place, significant demands on our internal information technology systems. To effectively manage the volume of our business, we must commit significant financial resources and personnel to maintain and enhance existing systems and develop or acquire new systems to keep pace with continuing changes in our business and information-processing technology as well as evolving industry, regulatory, and accounting standards. If the information we rely upon to run our businesses is determined to be inaccurate or unreliable, or if we fail to properly maintain or enhance our internal information technology systems, we could have operational disruptions, significant deficiencies, or material weaknesses in our internal controls, incur increased operating and administrative expenses, lose our ability to produce timely and accurate financial reports, or suffer other adverse consequences.

If the mobile solutions available to our students and clients are not effective, the use of our platform could decline.

Students have been increasingly accessing our offerings and marketplace on mobile devices through our mobile applications in recent years. The smaller screen size and reduced functionality associated with some mobile devices may make the use of our platform more difficult or our clients may believe that online learning through such mobile devices is not effective. If we are not able to provide our clients with the functionality to deliver a rewarding experience on mobile devices, our ability to attract students to our offerings may be harmed and, consequently, our business may suffer.

As new mobile devices and mobile features are released, we may encounter problems in developing or supporting apps for them. In addition, supporting new devices and mobile device operating systems may require substantial time and resources.

The success of our mobile apps could also be harmed by factors outside our control, such as:

• actions taken by mobile app distributors;

• unfavorable treatment received by our mobile apps, especially as compared to competing apps, such as the placement of our mobile apps in a mobile app download store;

• increased costs in the distribution and use of our mobile apps; or

• changes in mobile operating systems, such as iOS and Android, that degrade functionality of our mobile website or mobile apps or that give preferential treatment to competitive offerings.

If our clients or students encounter difficulty accessing or using, or if they choose not to use, our mobile platform, our growth prospects and our business may be adversely affected.

We may expand by acquiring or investing in other companies or technologies, which may divert our management's attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.

We have in the past acquired and may in the future acquire complementary products, services, technologies or businesses. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control. In addition, we may not be able to identify desirable acquisition targets, may incorrectly estimate the value of an acquisition target or may not be successful in entering into an agreement with any particular target. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment, or new business relationship may result in unforeseen operating difficulties, expenditures and integration challenges including the following:

• diversion of management's attention from ongoing business concerns and performance;

• managing a larger combined company;

• maintaining employee morale and retaining key management and other employees;

• retaining existing business and operational relationships and attracting new business and operational relationships;

• consolidating corporate and administrative infrastructures and eliminating duplicative operations and inconsistencies in standards, controls, procedures and policies;

• coordinating geographically separate organizations;

- unanticipated issues in integrating information technology, communications and other systems;

- undetected errors or unauthorized use of a third party's code in the products of the acquired companies or in the technology acquired;

- breaches of our cybersecurity measures if there are cybersecurity issues we are not aware of at the time of the acquisition;

- entry into highly competitive markets in which we have no or limited direct prior experience and where competitors have stronger market positions; and

- exposure to unknown liabilities, including claims and disputes by third parties against the companies we acquire.

Many of these factors will be outside of the combined company's control and any one of them could result in delays, increased costs, decreased revenue and diversion of management's time and energy, which could materially affect our financial position, results of operations and cash flows.

If we experience difficulties with the integration process following an acquisition, the anticipated benefits of the acquisition may not be realized fully or at all, or may take longer to realize than expected. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized.

In addition, in connection with an acquisition, investment or new business relationship we may:

- issue additional equity securities that would dilute current shareholders;

- use cash that we may need in the future to operate our business;

- incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations;

- incur large charges or substantial liabilities; or

- become subject to adverse tax consequences.

Any of these outcomes could harm our business and operating results. In addition, a significant portion of the purchase price of companies we have acquired and may acquire in the future may be allocated to goodwill and indefinite-lived intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not ultimately yield expected returns, we may be required to make changes to our operating results based on our impairment assessment process. For example, during the three months ended March 31, 2022, we recorded impairment charges of $28.8 million and $30.0 million to goodwill and the indefinite-lived intangible asset, respectively. During the three months ended September 30, 2022, we recorded impairment charges of $50.2 million and $29.3 million to goodwill and the indefinite-lived intangible asset, respectively. During the three months ended June 30, 2023, we recorded impairment charges of $16.7 million and $117.4 million to goodwill and the indefinite-lived intangible asset, respectively. During the three months ended December 31, 2023, we recorded impairment charges of $62.8 million to goodwill. As of December 31, 2023, our goodwill balance was $651.5 million. In 2023, the Company concluded that due to changes in facts and circumstances, the edX trade name should be classified as a finite-lived intangible asset rather than an indefinite-lived asset. As of December 31, 2023, the net carrying value of the edX trade name was $76.7 million.

We face competition from established and emerging companies, which could divert clients or students to our competitors, result in pricing pressure and significantly reduce our revenue.

We expect that the online learning market will continue to expand and that the number of degree and non-degree offerings available online will proliferate.

In the Degree Program Segment, the number of new competitive entrants into the online learning market has expanded rapidly in recent years. As the number of online degree programs expands, we face increasing competition to enroll students in our offerings. This expansion has also resulted in an increase in the number of regional online degree offerings for potential students. In addition to making enrollment decisions based on factors such as program quality and university brand strength, we have observed potential students giving preference to universities located in their region, which has further impacted the competitive landscape in our Degree Program Segment.

In our Alternative Credential Segment, which has a lower barrier to entry, we face increasing competition from other providers of massive open online courses, which directly compete with our open course offerings, but have also expanded their offerings to include certificate offerings, nano-degrees and similar non-degree alternatives. We also face competition from companies that provide corporate training programs and online courses taught outside the university environment (e.g., by experts in various fields).

We expect existing competitors and new entrants to the online learning market to revise and improve their business models constantly in response to challenges from competing businesses, including ours. If these or other market participants introduce new or improved delivery of online education and technology-enabled services that we cannot match or exceed in a timely or cost-effective manner, our ability to grow our revenue and achieve profitability could be compromised.

Some of our competitors and potential competitors have significantly greater resources than we do. Increased competition may result in pricing pressure for us in terms of the percentage of tuition and fees we are able to negotiate to receive. The competitive landscape may also result in longer and more complex sales cycles with a prospective university client or a decrease in our market share among select nonprofit colleges and universities seeking to offer online educational offerings, any of which could negatively affect our revenue and future operating results and our ability to grow our business.

A number of competitive factors could cause us to lose potential client and student opportunities or force us to offer our platform on less favorable economic terms, including:

- competitors may develop service offerings that our potential clients or students find to be more compelling than ours;

- competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in client and student requirements, and devote greater resources to the acquisition of students than we can;

- current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products and expand their markets, and our industry is likely to see an increasing number of new entrants and increased consolidation. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share; and

- colleges and universities may choose to continue using or to develop their own online learning solutions in-house, rather than pay for our platform.

We may not be able to compete successfully against current and future competitors. In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our ability to grow our business and achieve profitability could be impaired.

If we are not able to maintain and enhance our brand, our reputation and business may suffer.

We believe that maintaining and enhancing our reputation and brand recognition is important to attract and retain students and clients, and that the importance of our reputation and brand recognition will continue to increase as competition in the markets in which we operate continues to develop. Our success in this arena will depend on a range of factors, both within and beyond our control. The following factors, many of which are beyond our control, may affect our reputation and brand recognition:

- our ability to market our platform effectively and efficiently;

- our ability to maintain a useful, innovative, and reliable platform;

- our ability to maintain a high satisfaction among students and partners;

- our ability to provide high quality, valuable content for our platform;

- our ability to successfully differentiate our platform from competing offerings;

- our ability to maintain a consistently high level of customer service;

- our ability to prevent any actual or perceived data security breach or incident or data loss, or misuse or perceived misuse of our platform;

- the actions of competitors or other third parties;

- positive or negative publicity, including with respect to events or activities attributed to us, our employees or our clients;

- interruptions, delays, or attacks on our platform; and

- litigation or legal developments.

Damage to our reputation and brand, from the factors listed above or otherwise, may reduce demand for our platform and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rehabilitate our reputation and brand recognition may be costly and time-consuming, and there can be no assurance that any such efforts will ultimately be successful.

If for-profit postsecondary institutions, which offer online education alternatives different from ours, or online program management providers perform poorly or continue to attract negative publicity, it could tarnish our reputation or the reputation of online education as a whole, which could impair our ability to grow our business.

For-profit postsecondary institutions, many of which provide course offerings predominantly online, remain under intense regulatory and other scrutiny, which has led to media attention that has portrayed that sector in an unflattering light. Some for-profit online school operators have been subject to governmental investigations alleging the misuse of public funds, financial irregularities, false or exaggerated promises to students, and failure to achieve positive outcomes for students, including the inability to obtain employment in their fields. These allegations have attracted significant adverse media coverage and have prompted ongoing legislative hearings and actions as well as regulatory responses at both the state and federal level. These investigations have focused on specific companies and individuals, and the entire industry in the case of marketing and recruiting practices by for-profit higher education companies. Even though we do not market our platform to for-profit institutions, and have a different business model from them, this negative media attention has nevertheless fostered skepticism about online program management companies, online higher education generally and our company specifically. Allegations of abuse of federal financial aid funds and other statutory and regulatory violations against higher education companies, even if unfounded, could negatively impact our opportunity to succeed due to increased regulation or decreased demand for our offerings. Our company has been the subject of articles and inquiries by critics of for-profit education models generally, and such critics continue to advocate for changes in law and regulation at the state and federal level that would be adverse to our business model and have sought information and increased oversight regarding the business practices of online program management companies. For example, such critics have sometimes compared our business to that of entities that were formally for-profit institutions and that subsequently converted to non-profit status, and the conflation of these newer business models with our own likely increased scrutiny of our business by Congress, the DOE or other regulatory agencies. Any of these factors could negatively impact our ability to increase our university client base and grow our offerings and our revenue, which would make it difficult to continue to grow our business.

We have undergone recent changes to our senior management team and organizational structure, and if we are unable to successfully implement our new organizational structure, or if we lose the services of any of our senior management, our business, operating results, and financial condition could be adversely affected.

In November 2023, Christopher "Chip" Paucek, our former Chief Executive Officer resigned and the Board of Directors appointed Paul Lalljie as our Chief Executive Officer. In addition, over the last twelve months, we have had several senior management changes and we have changed our organizational structure to appoint a leader of each business segment.

Any significant leadership change, senior management transition or change to our organizational structure involves inherent risk and any failure to ensure a smooth transition could hinder our strategic planning, business execution and future performance. In particular, this or any future leadership transition or organizational change may result in a loss of personnel with deep institutional or technical knowledge and changes in business strategy or objectives, and has the potential to disrupt our operations and relationships with employees and partners due to added costs, operational inefficiencies, changes in strategy, decreased employee morale and productivity and increased turnover. We must successfully implement our new organizational structure to achieve our operating objectives.

Our future success depends in large part on the continued service of certain senior management. Our senior management team is critical to the development of our technology, platform, university client relationships, and overall financial and strategic direction and members of senior management are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives. If we lose the services of senior management, or if our senior management team cannot work together effectively, our business, operating results, and financial condition could be adversely affected. We do not maintain key-person insurance on any of our employees, including our senior management team. The loss of the services of any key member of our senior management team, or failure to find a suitable successor, could make it more difficult to successfully operate our business and achieve our business goals.

In addition, as a result of business acquisitions and our recent organizational changes, our current and prospective employees and employees of any acquired company may experience uncertainty about their future roles. If our employees or the employees of any acquired company depart because of issues relating to uncertainty or perceived difficulties of integration, our ability to realize the anticipated benefits of an acquisition could be adversely impacted.

We have employees outside of the United States, have international residents that apply to and enroll in our offerings and plan to expand our international business, which exposes us to risks inherent in international operations.

Since 2017, and more recently as a result of the edX Acquisition, we have significantly increased our international operations, including the number of international applicants and students in our offerings. One element of our growth strategy is to continue expanding our international operations and to continue expanding our global student and client base. Our current international operations and future initiatives will involve a variety of risks that could constrain our operations and compromise our growth prospects, including:

- the need to localize and adapt online offerings for specific countries, including translation into foreign languages and ensuring that these offerings enable our university clients to comply with local education laws and regulations;

- difficulties in staffing and managing foreign operations, including different pricing environments, longer sales cycles, longer accounts receivable payment cycles and collections issues;

- lack of familiarity with and unexpected changes in foreign regulatory requirements;

- challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

- new and different sources of competition, and practices which may favor local competitors;

- weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

- compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including labor and employment, tax, education, privacy and data protection, and anti-bribery laws and regulations, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act;

- increased financial accounting and reporting burdens and complexities;

- restrictions on the transfer of funds;

- adverse tax consequences, including liabilities for indirect taxes or the potential for required withholding taxes for our overseas employees;

- terrorist attacks, public health crises, labor strikes or other widespread work stoppages, adverse environmental conditions and acts of war such as the ongoing conflicts in Ukraine and the Middle East;

- unstable regional, economic or political conditions; and

- fluctuations in currency exchange rates or restrictions on foreign currency and resulting effects on our revenue and expenses.

Our expansion efforts may not be successful. Our experience with attracting university clients and students in the U.S. may not be relevant to our ability to attract clients and students in other markets. If we invest substantial time and resources to expand our international operations and are unable to attract university clients and students successfully and in a timely manner, our business and operating results will be harmed.

Our operations in South Africa expose us to risks that could have an adverse effect on our business.

We have a significant employee base in South Africa. We may incur costs complying with labor laws, rules and regulations in South Africa, including laws that regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies. Our reliance on a workforce in South Africa also exposes us to disruptions in the business, political, and economic environment in that region, as well as natural disasters, public health crises, power outages and other environmental conditions. Maintenance of a stable political environment is important to our operations in South Africa, and terrorist attacks and acts of violence or war may directly affect our physical facilities and workforce or contribute to general instability. Our operations in South Africa require us to comply with complex local laws and regulatory requirements and expose us to foreign currency exchange rate risk. The economy of South Africa in the past has been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States, which could increase our South-African-based costs and decrease our operating margins. Our operations in South Africa may also subject us to trade restrictions, exchange control limitations, reduced or inadequate protection for intellectual property rights, security breaches, and other factors that may adversely affect our business. Negative developments in any of these areas could increase our costs of operations or otherwise harm our business.

We engage some individuals classified as independent contractors, not employees, and if U.S. or international regulatory authorities mandate that they be classified as employees, our business would be adversely impacted.

We engage independent contractors and are subject to U.S. and international regulations and guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation, and it could be determined that our current or former independent contractor classifications are inapplicable. Further, if legal standards for classification of independent contractors change, it may be necessary to modify our compensation structure for these personnel, including by paying additional compensation or reimbursing expenses. In addition, if our independent contractors are determined to have been misclassified as independent contractors, we would incur additional exposure under U.S. and international law, workers' compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings. Any of these outcomes could result in substantial costs to us, could significantly impair our financial condition and our ability to conduct our business as we choose, and could damage our reputation and our ability to attract and retain other personnel.

We rely on certain third-party providers of software and services integral to the operations of our business.

We rely on software that we license from third parties and services provided by third parties to offer certain components of our technology and services. In addition, we may need to obtain future licenses or services from third parties necessary for the continued provision of our technology and services, which might not be available to us on acceptable terms, or at all. If our agreements with third-party software or services vendors are not renewed or the third-party software or services become obsolete, fail to function properly, are defective or otherwise fail to provide quality service or address our or our clients' needs, there is no assurance that we would be able to replace the functionality provided by the third-party software or service provider with software or services from alternative providers. Any of these factors could have a material adverse effect on our financial condition, cash flows or results of operations.

Implementation of our 2022 Strategic Realignment Plan or similar plans may not be successful, which could affect our ability to increase our profitability.

On July 28, 2022, we announced a plan to accelerate our transition to a platform company (the "2022 Strategic Realignment Plan"). The plan was designed to reorient the company around a single platform allowing us to pursue a portfolio-based marketing strategy that drives traffic to the edX marketplace. As part of the plan, in 2022, we simplified our executive structure, reduced employee headcount, rationalized our real estate footprint and took steps to optimize our marketing spend. In furtherance of the 2022 Strategic Realignment Plan, we reduced employee headcount during the third quarter of 2023. We expect to record in the aggregate approximately $70 million to $75 million in restructuring charges associated with the 2022 Strategic Realignment Plan. The plan was substantially completed by December 31, 2022 with cash expenditures relating to the employee headcount reduction continuing through the first quarter of 2024 and cash expenditures related to real estate continuing through the duration of lease terms ranging from 1 to 9 years. In late 2023, we announced leadership changes and commenced a comprehensive performance improvement exercise aimed at, among other things, further improving profitability and optimizing our operating model. Part of this exercise includes headcount reductions associated with implementing changes to the Company's organizational structure, as management works to align staffing levels with business priorities across functional Although we believe that the 2022 Strategic Realignment Plan and subsequent related actions will reduce overhead costs, enhance operational efficiency, and result in improved profitability, we cannot guarantee that these activities will achieve or sustain the expected benefits, or that the benefits, even if achieved, will be adequate to meet our long-term profitability and operational expectations. Risks associated with the impact of the 2022 Strategic Realignment Plan and subsequent related actions also include additional unexpected costs and negative impacts on our cash flows from operations and liquidity, employee attrition beyond our intended reductions and adverse effects on employee morale, diversion of management attention, adverse effects to our reputation as an employer, which could make it more difficult for us to hire and retain employees in the future, and potential failure or delays to meet operational and growth targets due to the loss of qualified employees and the potential negative impact on our reputation among our university clients. If we do not realize the expected benefits or synergies of the 2022 Strategic Realignment Plan and subsequent related actions, our business, financial condition, cash flows and results of operations could be negatively impacted.

If students do not expand beyond the free offerings available on our platform, our ability to grow our business and improve our results of operations may be adversely affected.

Many of our students initially access the free or audit track of the open courses available on our platform. Our growth strategy depends in part on our ability to increase the number of learners on our platform and to persuade those learners to enroll in the paid certificate track of the open courses available on our platform or in one of our other paid offerings. If students do not expand beyond free offerings, our ability to grow our business may be adversely affected.

Risks Related to Our Indebtedness and Capital Structure

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our obligations with respect to our indebtedness.

As of December 31, 2023, we had approximately $948.4 million of indebtedness on a consolidated basis, including $380 million of 2.25% Senior Unsecured Convertible Notes due 2025 (the "2025 Notes") issued pursuant to an indenture between the Company and Wilmington Trust, National Association (the "2025 Indenture"). Additionally, on January 11, 2023, we issued $147 million of 4.50% Senior Unsecured Convertible Notes due 2030 (the "2030 Notes" and together with the 2025 Notes, the "Convertible Notes") pursuant to an indenture between the Company and Wilmington Trust, National Association (the "2030 Indenture" and together with the 2025 Indenture, the "Indentures"), and amended, extended and paid down the Term Loan Credit and Guaranty Agreement, dated as of June 28, 2021, by entering into the Extension Amendment, Second Amendment and First Incremental Agreement to Credit and Guaranty Agreement, dated as of January 9, 2023 (the "Second Amended Credit Agreement") reducing the amount of term loans outstanding under such instrument to $380 million and adding a revolving credit facility in an amount not to exceed $40 million. See Note 10 in the "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K.

Our substantial indebtedness could have important consequences. For example, it could:

- limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

- require a substantial portion of our cash from operating activities to be dedicated to debt service payments and reduce the amount of cash available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes;

- place us at a competitive disadvantage compared to certain of our competitors who have less debt;

- hinder our ability to adjust rapidly to changing market conditions;

- subject us to additional scrutiny from regulators;

- limit our ability to secure adequate bank financing in the future with reasonable terms and conditions; and

- increase our vulnerability to, and limit our flexibility in planning for or reacting to, a potential downturn in general economic conditions or in one or more of our businesses.

The Indentures and the Second Amended Credit Agreement contain, and the agreements governing indebtedness we may incur in the future may contain, affirmative and negative covenants that limit our ability to engage in activities that may be in our long-term best interests. For example, the scheduled maturity date of the loans under the Second Amended Credit Agreement may be accelerated to: (i) in the case of the term loan facility, January 30, 2025 in the event more than $40 million of 2025 Notes remain outstanding on such date and (ii) in the case of the revolving facility, January 1, 2025, in the event more than $50 million of 2025 Notes remain outstanding on such date. If the debt under the Second Amended Credit Agreement were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, including the Convertible Notes which have cross-acceleration provisions to the Second Amended Credit Agreement, which could immediately materially and adversely affect our business, financial condition, and results of operations. See below also "Risk Factors – Risks Related to Our Indebtedness and Capital Structure – The Second Amended Credit Agreement contains financial covenants that may limit our operational flexibility." Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt, which may adversely impact our business, financial condition, and results of operations and raises substantial doubt about our ability to continue as a going concern. In addition, the perception that we may not be able to continue as a going concern may cause customers and other business partners to choose not to conduct business with us due to concerns about our ability to meet our contractual obligations and continue operating our business without interruption.

Despite current indebtedness levels and existing restrictive covenants, we may still incur additional indebtedness that could further exacerbate the risks associated with our substantial financial leverage.

We may incur significant additional indebtedness in the future under the agreements governing our indebtedness. We are subject to limited restriction under the terms of the Indentures from incurring additional unsecured debt. Although the Second Amended Credit Agreement contains, and any future indebtedness may contain, restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of thresholds, qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Additionally, these restrictions could permit us to incur obligations that, although preferential to our common stock in terms of payment, do not constitute indebtedness.

The Second Amended Credit Agreement contains financial covenants that may limit our operational flexibility.

The Second Amended Credit Agreement requires us to comply with several financial covenants and other restrictive covenants, such as maintaining minimum recurring revenues, a minimum fixed charge coverage ratio, a maximum consolidated senior secured net leverage ratio and a maximum consolidated total net leverage ratio, maintaining insurance coverage, and restricting our ability to make certain investments. In addition, the 2030 Notes also contain financial covenants consistent with the Second Amended Credit Agreement. Compliance with these covenants may limit our ability to engage in new lines of business, make certain investments, pay dividends, or enter into various transactions.

These covenants may limit the flexibility of our operations, and lack of compliance, or inability to obtain a waiver related to those covenants, could result in a default under the Second Amended Credit Agreement. If such a default were to occur, the lenders would have the right to terminate their commitments to provide loans under the Second Amended Credit Agreement and declare any and all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, the lenders would have the right to proceed against the collateral in which we granted a first priority security interest to them, which consists of substantially all our assets. Additionally, the scheduled maturity date of the loans under the Second Amended Credit Agreement may be accelerated to (i) in the case of the term loan facility, January 30, 2025 in the event more than $40 million of 2025 Notes remain outstanding on such date and (ii) in the case of the revolving facility, January 1, 2025, in the event more than $50 million of 2025 Notes remain outstanding on such date. Our Second Amended Credit Agreement includes a financial covenant that requires the Company to maintain $900 million minimum Recurring Revenues (as defined by the Second Amended Credit Agreement) as of the last day of any period of four consecutive fiscal quarters. Failure to maintain this minimum recurring revenue may result in us defaulting under the aforementioned financing facilities and therefore in the acceleration of their due dates. If the debt under the Second Amended Credit Agreement were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, including the Convertible Notes which have cross-acceleration provisions to the Second Amended Credit Agreement, which could immediately materially and adversely affect our business, financial condition, and results of operations and raises substantial doubt about our ability to continue as a going concern.

Furthermore, the Second Amended Credit Agreement restricts, and any future indebtedness may similarly restrict or prohibit, us from making any cash payments to settle a conversion, repurchase, mandatory redemption or maturity payment in respect of the Convertible Notes. Our inability to make cash payments upon the conversion or repurchase of the Convertible Notes could result in dilution to our stockholders and limit our operational flexibility, respectively, and, in respect of a payment in connection with a mandatory redemption or maturity, would permit holders of the Convertible Notes to accelerate our obligations under the Convertible Notes. In addition, any future indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital or make payments under our other indebtedness. If we fail to comply with such covenants, to obtain waivers related to those covenants, if available, or to make payments under our indebtedness when due, then we would be in default under that indebtedness, which could, in turn, result in that indebtedness becoming immediately payable in full.

To service our indebtedness, we will require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

Our ability to make cash payments on and to refinance our indebtedness will depend upon our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control.

If we are unable to generate sufficient cash from operating activities or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or amounts payable upon maturity or a mandatory redemption of the Convertible Notes, or if we fail to comply with the various covenants in the instruments governing our indebtedness and we are unable to obtain waivers, if available, from the required lenders or noteholders, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of our indebtedness could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest. As a result, we could be forced into bankruptcy or liquidation.

We may be unable to raise the funds necessary to repurchase the Convertible Notes for cash following a "fundamental change," or to pay any cash amounts due upon conversion, and our other indebtedness may limit our ability to repurchase the Convertible Notes or pay cash upon their conversion.

Holders of the Convertible Notes may, subject to certain exceptions, require us to repurchase their Convertible Notes following a "fundamental change" (as defined in the applicable Indenture) at a cash repurchase price generally equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion, we will satisfy part or all of our conversion obligations in cash unless we elect to settle conversions solely in shares of our common stock. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase the Convertible Notes or pay the cash amounts due upon conversion. In addition, applicable law, regulatory authorities and the agreements governing our other indebtedness may restrict our ability to repurchase the Convertible Notes or pay the cash amounts due upon conversion. Our failure to repurchase Convertible Notes or to pay the cash amounts due upon conversion when required will constitute a default under the Indentures. A default under the Indentures or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under the other indebtedness and the Convertible Notes.

Conversion of the Convertible Notes may dilute the ownership interest of existing stockholders or may otherwise depress the price of our common stock.

The conversion of some or all of the Convertible Notes may dilute the ownership interests of existing stockholders to the extent we deliver shares upon any conversion of the Convertible Notes. The make-whole conversion provisions under the Indentures governing the Convertible Notes may also further dilute the ownership interests of existing stockholders. In addition, the Indentures governing the Convertible Notes provide for customary anti-dilution provisions, which may result in the issuance of additional shares of our common stock. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes could be used to satisfy short positions. The anticipated conversion of the Convertible Notes into shares of our common stock could also depress the price of our common stock.

Provisions in the Convertible Notes, Indentures and in the Second Amended Credit Agreement could delay or prevent an otherwise beneficial takeover of us.

Certain provisions in the Convertible Notes and in the Indentures could make a third-party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a "fundamental change" (as defined in the applicable Indenture), then noteholders will have the right to require us to repurchase their Convertible Notes for cash. In addition, if a takeover constitutes a "make-whole fundamental change" (as defined in the applicable Indenture), then we may be required to temporarily increase the conversion rate. In either case, and in other cases, our obligations under the Convertible Notes and the Indentures, as well as the Second Amended Credit Agreement, under which a "change of control" is an event of default resulting in acceleration of all indebtedness thereunder, could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that noteholders or holders of our common stock may view as favorable.

The accounting method for convertible debt securities that may be settled in cash, such as the Convertible Notes, could have a material effect on our reported financial results.

In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-06, Accounting for Convertible Instruments and Contract in an Entity's Own Equity (Subtopic 815-40) ("ASU 2020-06"), which amends the accounting standards for convertible debt instruments that may be settled entirely or partially in cash upon conversion. ASU 2020-06 eliminates requirements to separately account for liability and equity components of such convertible debt instruments and eliminates the ability to use the treasury stock method for calculating diluted earnings per share for convertible instruments whose principal amount may be settled using shares. Instead, ASU 2020-06 requires (i) the entire amount of the security to be presented as a liability on the balance sheet and (ii) application of the if-converted method for calculating diluted earnings per share. Under the if-converted method, diluted earnings per share will generally be calculated assuming that all the Convertible Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive, which could adversely affect our diluted earnings per share.

We adopted ASU 2020-06 in the first quarter of 2022, using the modified retrospective basis, effective as of January 1, 2022. Following adoption of this ASU, we no longer separate the liability and equity components of the Convertible Notes on our balance sheet.

The capped call transactions may affect the value of our common stock.

In connection with the 2025 Notes, we entered into capped call transactions with certain option counterparties. The capped call transactions are expected generally to reduce the potential dilution upon any conversion of the 2025 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2025 Notes, as the case may be, with such reduction and/or offset subject to a cap.

The option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions from time to time (and are likely to do so following any conversion of the 2025 Notes, any repurchase of the 2025 Notes by us on any fundamental change repurchase date, any redemption date or any other date on which the 2025 Notes are retired by us, in each case, if we exercise our option to terminate the relevant portion of the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of our common stock.

In addition, if any such capped call transactions are terminated for any reason, the option counterparties or their respective affiliates may unwind their hedge positions with respect to our common stock, which could adversely affect the value of our common stock.

Furthermore, the option counterparties are financial institutions, and we will be subject to the risk that any or all of them might default under the capped call transactions. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of a number of financial institutions. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the capped call transactions with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the option counterparties.

We might not be able to utilize a portion of our net operating loss carryforwards, which could adversely affect our profitability.

As of December 31, 2023, we had federal net operating loss carryforwards due to prior period losses, which, if not utilized, will begin to expire in 2029. Our gross state net operating loss carryforwards are equal to or less than the federal net operating loss carryforwards and expire over various periods based on individual state tax laws. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Similar rules may apply under state tax laws. During the three-year period ended December 31, 2016, we determined that such an ownership change occurred. Absent a subsequent ownership change, however, all of our historical net operating losses should be available. Therefore, the occurrence of the ownership change during the three-year period ended December 31, 2016 is not expected to limit our ability to carry forward historical net operating losses before expiration. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. If a future ownership change occurs and limits our ability to use our historical net operating loss carryforwards, it would harm our future financial statement results by increasing our future tax obligations. We also have net operating loss carryforwards in South Africa and the United Kingdom and there is no guarantee that entities in these countries will generate enough taxable income to fully utilize them.

We may need additional capital in the future to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to grow our business.

We may need to raise additional funds to respond to business challenges or opportunities, accelerate our growth, develop new offerings or enhance our platform. Our continued access to sources of liquidity depends on multiple factors, including global economic conditions, the condition of global financial markets, the availability of sufficient amounts of financing and our operating performance, all of which may be impacted by inflation and currency and interest rate fluctuations. If we seek to raise additional capital, it may not be available on favorable terms or may not be available at all. In addition, under our Second Amended Credit Agreement, we may be restricted from using the net proceeds of financing transactions for our operating objectives. Lack of sufficient capital resources could significantly limit our ability to manage our business and to take advantage of business and strategic opportunities and raise substantial doubt about our ability to continue as a going concern. Additionally, if we fail to refinance our 2025 Notes (i) prior to January 30, 2025, then the maturity on the term loan facility under the Second Amended Credit Agreement will be accelerated, and (ii) prior to January 1, 2025, then the maturity on the revolving facility under the Second Amended Credit Agreement will be accelerated. Our Second Amended Credit Agreement includes a financial covenant that requires the Company to maintain $900 million minimum Recurring Revenues (as defined by the Second Amended Credit Agreement) as of the last day of any period of four consecutive fiscal quarters, commencing with the fiscal quarter ending September 30, 2021 through the maturity date. Failure to maintain this minimum recurring revenue may result in us defaulting under the aforementioned financing facilities and therefore in the acceleration of their due dates. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available if and when needed, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy or may be forced into bankruptcy or liquidation. See above also "Risk Factors – Risks Related to Our Indebtedness and Capital Structure – The Second Amended Credit Agreement contains financial covenants that may limit our operational flexibility."

Risks Related to Regulation of Our Business and That of Our University Clients

Our business model relies on university client institutions complying with federal and state laws and regulations.

Higher education is heavily regulated. All of our university clients in the United States and certain university clients outside of the United States participate in Title IV federal student financial assistance programs under the HEA of 1965, as amended, or HEA, and are subject to extensive regulation by the U.S. Department of Education, or DOE, as well as various state agencies, licensing boards and accrediting commissions. To participate in the Title IV programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting commission recognized by the DOE, and be certified by the DOE as an eligible institution. If a university client participating in Title IV failed to maintain in good standing its approval by these regulators, or was found to be in non-compliance with any of the laws, regulations, standards or policies promulgated by such regulators, the university client could lose some or all of its access to Title IV program funds, lose the ability to offer certain programs or lose its ability to operate in certain states, any of which could cause our revenue from that university client's program to decline.

The regulations, standards, guidance and policies applicable to our university clients change frequently and are often subject to interpretation. Changes in, or new interpretations of, applicable laws, regulations, guidance or standards could compromise our university clients' accreditation, authorization to operate in various states, permissible activities or use of federal funds under Title IV programs or state funds under state grant programs. We cannot predict with certainty how the requirements applied by our university clients' regulators will be interpreted, or whether our university clients will be able to comply with these requirements in the future.

Certain requirements of Title II and Title III of the Americans with Disabilities Act apply to us and our university clients and Section 504 of the Rehabilitation Act of 1974 applies to our university clients that receive federal funding. Further, in the absence of definitive federal rulemaking, the Web Content Accessibility Guidelines 2.1, a set of recommendations and technical standards for making websites accessible to individuals with disabilities published by the World Wide Web Consortium, have become the effective standard for learner-facing aspects of our platform. We may not be successful in ensuring that our offerings and services comply with these changing statutory and regulatory requirements, which could make our solutions less attractive to our clients and students, and we expect to incur ongoing costs of compliance.

Our activities are subject to federal and state laws and regulations and other requirements.

Although we are not an institution of higher education, we are required to comply with certain education laws, regulations and accreditation standards as a result of our role as a service provider to higher education institutions, either directly or indirectly through our contractual arrangements with university clients. Failure to comply with these laws, regulations and standards could result in breach of contract and indemnification claims and could cause damage to our reputation and impair our ability to grow our business and achieve profitability.

Activities of the U.S. Congress or Department of Education could result in adverse legislation, regulations, guidance, actions or investigations.

The process of reauthorization of the HEA is expected to continue until the HEA is updated. Congressional hearings may be scheduled by the U.S. Senate Committee on Health, Education, Labor and Pensions, the U.S. House of Representatives Committee on Education and the Workforce and other Congressional committees regarding various aspects of the education industry, including Title IV programs, accreditation matters, student debt, student recruiting, cost of tuition, distance learning, competency-based learning, student success and outcomes and other matters. Future hearings may include a discussion of the role of online program management companies.

The increased scrutiny and results-based accountability initiatives in the education sector, as well as ongoing policy differences in Congress regarding spending levels and other issues, including funding legislation for the government's next fiscal year, could lead to significant changes in connection with the reauthorization of the HEA or otherwise. These changes may result in new or additional regulatory burdens on postsecondary schools generally, and specific initiatives may be targeted at or have an impact on companies like us that serve higher education. The adoption of any laws or regulations that limit our ability to provide our services to our university clients could compromise our ability to drive revenue through their programs or make our platform less attractive to them. Congress could also enact laws, authorize regulations or revise guidance that requires us to modify our practices in ways that could increase our costs or decrease our revenues.

In addition, ongoing regulatory activities and initiatives of the DOE may have similar consequences for our business even in the absence of Congressional action. For example, there is a DOE rulemaking process underway in 2024 that includes agenda topics related to accreditation, state authorization, and distance education that could impact our institutional partners and our business. The DOE has also indicated that it may consider additional rulemaking agenda topics and guidance changes in 2024. We cannot predict with certainty what these future changes will be, or whether they will lead to any additional reports that may impact our business in the future.

Our business model, which depends on our ability to receive a share of tuition revenue as payment from our university clients, has been validated by a DOE "dear colleague" letter, but such validation is not codified by statute or regulation and may be subject to change.

Each institution of higher education that participates in Title IV programs agrees it will not "provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid, to any person or entity who is engaged in any student recruitment or admission activity, or in making decisions regarding the award of Title IV, HEA program funds." Virtually all of our university clients participate in Title IV programs.

Although this rule, referred to as the incentive compensation rule, generally prohibits entities or individuals from receiving incentive-based compensation payments for the successful recruitment, admission or enrollment of students, the DOE provided official policy guidance in 2011 permitting tuition revenue-sharing arrangements known as the "bundled services rule." Our current business model relies in part on the bundled services rule to enter into tuition revenue-sharing agreements with our university clients.

Because the bundled services rule was promulgated in the form of agency guidance issued by the DOE in the form of a "dear colleague" letter, or DCL, and is not codified by statute or regulation, there is risk that the rule could be altered or removed without customary administrative procedural requirements, such as adequate prior notice and an opportunity to comment, that accompany formal agency rulemaking. Although the DCL remains the longstanding policy, in March 2023, the DOE provided notice that it intends to review the bundled services rule, with the intent to improve the guidance on the incentive compensation rule with respect to bundled services. Following this notice, DOE held listening sessions and accepted written feedback from the public on questions it posed. DOE has not indicated if or when it will issue revised guidance on the DCL, and we are unable to determine the impact that any such guidance would have on our business model or results of operations.

In addition, the legal weight the DCL would carry in any litigation over the propriety of any specific compensation or revenue sharing arrangements under the HEA or the incentive compensation rule is uncertain. We can offer no assurances as to how the DCL would be interpreted by a court. The revision, removal or invalidation of the bundled services rule by Congress, the DOE or a court, whether in an action involving our company or our university clients, or in an action that does not involve us, could require us to change our business model and renegotiate the terms of many of our university client contracts and could compromise our ability to generate revenue or otherwise adversely impact our business.

If we or our subcontractors or agents violate the incentive compensation rule, we could be liable to our university clients for substantial fines, sanctions or other liabilities.

Even though the DCL issued in 2011 clarifies that tuition revenue-sharing arrangements with our university clients are permissible, we are still subject to other provisions of the incentive compensation rule that prohibit us from offering to our employees who are involved with or responsible for recruiting or admissions activities any bonus or incentive-based compensation based on the successful recruitment, admission or enrollment of students into any institution. If we or our subcontractors or agents violate the incentive compensation rule, we could be liable to our university clients for substantial fines, sanctions or other liabilities, including liabilities related to "whistleblower" claims under the federal False Claims Act. Any such claims, even if without merit, could require us to incur significant costs to defend the claim, distract management's attention and damage our reputation.

If we or our university clients fail to meet the DOE's third party servicer requirements, we may incur liabilities, or be fined, limited, suspended or terminated from participating as a Third-Party Servicer of Title IV programs.

On February 15, 2023, DOE published Dear Colleague Letter GEN-23-03, subsequently amended, which updated its existing guidance to significantly expand its interpretation of the types of service providers that qualify as participating in the administration of Title IV funds under the definition of a "Third-Party Servicer" (TPS). Under this guidance, entities like ours performing the functions of student recruiting and retention, the provision of software products and services involving Title IV administration activities, and the provision of educational content and instruction, among other things, would have been deemed "Third-Party Servicers" and would have been subject to regulation by the DOE under the HEA and the DOE's regulations and guidance. This guidance also prohibited institutions from contracting with foreign or foreign-owned Third-Party Servicers.

On April 4, 2023, the Company filed a lawsuit in federal district court against the DOE and its Secretary that challenged the DOE's revised TPS guidance. The lawsuit contends that the DOE's expansion of the definition of "Third-Party Servicer" from that contained in the HEA, and prohibition on contracting with foreign or foreign-owned TPSs, violated both the HEA and the Administrative Procedure Act.

On May 16, 2023, the DOE published *Dear Colleague Letter* GEN-23-08, which rescinded the DOE's prohibition on contracting with foreign or foreign-owned third party services and further delayed the implementation of the remaining TPS guidance, and reinstated the guidance in place prior to DOE's February 15, 2023 notice. The DOE stated that it plans to publish revised guidance with an effective date at least six months after its publication. The lawsuit remains pending but is stayed awaiting issuance of the DOE's revised TPS guidance. We do not know when the DOE will issue this revised guidance or the scope or terms of the guidance.

If the Company were deemed to be a TPS under revised regulation and guidance, its risks related to the Title IV obligations of its Title IV eligible partner institutions would increase, as would its regulatory burden, and its ability to contract with institutions could be limited and our business could be adversely impacted. For example, a TPS is required to meet certain administrative capability and financial responsibility requirements, which if not met would disqualify it from contracting with Title IV eligible institutions.

If we or our subcontractors or agents violate the misrepresentation rule, or similar international, federal and state regulatory requirements, we could face fines, sanctions and other liabilities.

We are required to comply with other regulations promulgated by the DOE that affect our student acquisition activities, including the misrepresentation rule. The misrepresentation rule is broad in scope and applies to statements our employees, subcontractors or agents may make about the nature of a university client's program, a university client's financial charges or the employability of a university client's program graduates. A violation of this rule, FTC rules or other international, federal or state regulations applicable to our marketing activities by our university client, our employees, subcontractors or agents performing services for clients could lead to governmental investigations and sanctions, hurt our reputation, result in the termination of university client contracts and our ability to contract with institutions, require us to pay fines or other monetary penalties or require us to pay the costs associated with indemnifying a university client from private claims or government investigations.

If our university clients fail to maintain their state authorizations, or we or our university clients violate other state laws and regulations, students in their offerings could be adversely affected and we could lose our ability to operate in that state and provide services to these university clients.

Our university clients must be authorized in certain states to offer online educational offerings, engage in recruiting and operate externships, internships, clinical training or other forms of field experience, depending on state law. The loss of or failure to obtain state authorization would, among other things, limit the ability of a university client to enroll students in that state, render the university client and its students ineligible to participate in Title IV programs or receive other aid in that state, diminish the attractiveness of the university client's offering and ultimately compromise our ability to generate revenue and become profitable.

In addition, if we or any of our university clients fail to comply with any state agency's rules, regulations or standards beyond authorizations, the state agency or state attorney general could limit the ability of the university client to offer educational offerings in that state or limit our ability to perform our contractual obligations to our university client in that state.

If our university clients fail to maintain institutional or programmatic accreditation for their offerings, our revenue could be materially affected.

The loss or suspension of a university client's accreditation or other adverse action by the university client's institutional or programmatic accreditor could render the institution or its offerings ineligible to participate in Title IV programs, could prevent the university client from offering certain educational offerings and, for certain degree-granting programs, could make it impossible for the graduates of the university client's program to obtain employment in the profession for which they trained. If any of these results occurs, it could hurt our ability to generate revenue from that offering.

Our future growth could be negatively impacted if our university clients fail to obtain timely approval from applicable regulatory agencies to offer new programs, make substantive changes to existing programs or expand their programs into or within certain states.

Our university clients are required to obtain the appropriate approvals from the DOE and applicable state and accrediting regulatory agencies for new programs or locations, which may be conditioned, delayed or denied in a manner that could impair our strategic plans and future growth. Regulatory constraints have resulted in delays to various approvals our university clients are requesting, and such delays could in turn delay the timing of our ability to generate revenue from our university clients' programs. In addition, changes to accrediting agency standards, policies and procedures could also delay university program approvals and negatively impact our ability to generate revenue from our university clients' programs.

If more state agencies require specialized approval of our university clients' offerings, our operating costs could increase significantly, approval times could lag, or we could be prohibited from operating in certain states.

In addition to state licensing agencies, our university clients may be required to obtain approval from professional licensing boards in certain states to offer specialized programs in specific fields of study. Currently, relatively few states require institutions to obtain professional board approval for their online educational offerings. However, more states could pass laws requiring our university clients' offerings, such as graduate programs in teaching or nursing, to obtain approval from state professional boards. If a significant number of states pass additional laws requiring schools to obtain professional board approval, the cost of obtaining all necessary state approvals could dramatically increase, which could make our platform less attractive to university clients, and these university clients could be barred from operating in some states entirely.

Evolving regulations and legal obligations related to data privacy, data protection and information security, and our actual or perceived failure to comply with such obligations, could have an adverse effect on our business.

The legislative and regulatory framework for privacy and data security is rapidly evolving and likely is to remain uncertain for the foreseeable future. In providing our platform to university clients and in operating our business, we collect and process regulated personal information from students, faculty, prospective students and employees. Our handling of this personal information is subject to a variety of laws and regulations, which have been adopted by federal, state and foreign governments to regulate the collection, distribution, use and storage of personal information. Any failure or perceived failure by us to comply with these data protection laws and regulations or any security incident that results in the unauthorized release or transfer of this personal information in our possession, could result in government enforcement actions, litigation, fines and penalties or adverse publicity, all of which could have an adverse effect on our reputation and business.

Various federal, state and foreign legislative, regulatory or other governmental bodies have adopted laws or regulations concerning privacy, security, data storage and data protection that could materially adversely impact our business. Moreover, much of the personal information we collect and process is regulated by multiple privacy laws across various jurisdictions. For example, the General Data Protection Regulation ("GDPR"), which took effect in May 2018, introduced robust requirements for the protection of personal data of individuals in the European Union ("EU") and substantial fines for non-compliance, including fines up to 4% of a Company's annual global revenue. However, with the withdrawal of the United Kingdom ("UK") from the EU in 2020, we must also now comply with the local laws of that jurisdiction such as the UK Data Protection Act 2018 and the UK General Data Protection Regulation. This introduces the risk of possible enforcement from a separate data protection authority, with its distinct power to impose substantial fines for non-compliance. As another example, in July 2020, South Africa's privacy law known as the Protection of Personal Information Act became effective, mandating new requirements for processing of personal information in South Africa, and our Company must comply with these laws.

We are also subject to evolving EU rules on data transfer, as we may transfer personal data from the European Economic Area to other jurisdictions. The invalidation of the EU-U.S. Privacy Shield framework in July 2020, enforcement action by certain EU data protection authorities (such as the Irish Data Protection Commission in May 2023) and introduction of updated Standard Contractual Clauses (SCC) in 2021 for alternative means of cross-border data transfer, results in additional complexity and risk to our compliance measures. The European Commission issued an adequacy decision in respect of the EU-US Data Privacy Framework on July 10, 2023, permitting transfers of personal data from the EU to U.S. organizations certified under the Framework, without additional transfer mechanisms. However, legal challenges to the validity of this adequacy decision have already been lodged in the EU, with further challenges expected.

Moreover, other new regulations, such as the Digital Services Act, which entered into force in the UK on November 16, 2022, and will apply to all EU member states in February 2024, and California's Age Appropriate Design Code, passed in August 2022 and going into effect in July 2024, place additional obligations on online platforms and the ways in which they handle, share and disclose data.

In the U.S., the California Consumer Privacy Act ("CCPA") took effect in January 2020. Pursuant to the CCPA, we are required, among other things, to meet certain enhanced notice requirements to California residents regarding our use or disclosure of their personal information, allow California residents to opt-out of certain uses and disclosures of their personal information without penalty, and provide Californians with other choices related to personal data in our possession. The California Attorney General may seek substantial monetary penalties and injunctive relief in the event of our non-compliance with the CCPA. The CCPA also allows for private lawsuits from Californians in the event of certain data breaches. The CCPA was amended by the California Privacy Rights Act ("CPRA"), which went into effect on January 1, 2023 (regulations pending). CPRA places additional obligations on covered businesses regarding consumer opt-out rights and use of sensitive data, among other requirements. Moreover, Virginia, Utah, Connecticut and Colorado all have passed new privacy laws that went into effect in 2023. New privacy laws have also recently been passed in Indiana, Iowa, Montana, and Tennessee, which will go into effect between 2024 and 2026. There are a number of additional proposals for U.S. federal and state privacy laws that, if passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs, and adversely impact our business. However, without an overarching federal law driving privacy compliance in the U.S., the risk is high of a patchwork of privacy legislation formed by individual state laws, similar to the states' approach to breach notification obligations. This could not only increase costs for compliance but also raise the risk of enforcement by individual state attorneys general.

We also expect that there will continue to be new proposed laws, regulations, rulings and industry standards concerning privacy, security, data storage and data protection in the U.S., the EU and other jurisdictions, and we cannot yet determine the impact such future laws, regulations, rulings and standards may have on our business. For example, the European ePrivacy Directive (Directive 2002/58/EC, as amended by Directive 2009/136/EC), which obliges EU member states to introduce certain national laws regulating privacy in the electronic communications sector, will soon be replaced by the ePrivacy Regulation. As the text of the ePrivacy Regulation is still under development and in draft form, and as further guidance is issued and interpretations of both the ePrivacy Regulation and the GDPR develop, it is difficult to assess the impact of either on our business or operations, but it may require us to modify our data practices and policies. In addition, in 2021 new privacy laws were passed in China, Brazil and other jurisdictions, and in 2023, a new privacy law was passed in India. Many countries are considering updates to their current data protection regulations, including Australia.

Complying with these and other changing requirements could cause us to incur substantial costs, or require us to change our business practices, any of which could materially adversely affect our business and operating results.

We are required to comply with the Family Educational Rights and Privacy Act, or FERPA, and failure to do so could harm our reputation and negatively affect our business.

FERPA generally prohibits an institution of higher education participating in Title IV programs from disclosing personally identifiable information from a student's education records without the student's consent. Our university clients and their students disclose to us certain information that originates from or comprises a student education record under FERPA. As an entity that provides services to institutions participating in Title IV programs, we are indirectly subject to FERPA, and we may not transfer or otherwise disclose any personally identifiable information from a student record to another party other than in a manner permitted under the statute. If we violate FERPA, it could result in a material breach of contract with one or more of our university clients and could harm our reputation. Further, in the event that we disclose student information in violation of FERPA, the DOE could require a university client to suspend our access to its student information for at least five years.

In our Alternative Credential Segment, we are subject to risks and compliance rules and regulations related to the third-party credit card payment processing platform integrated within our websites or otherwise used by our business.

Students typically use a credit or debit card to pay application and enrollment fees and to make tuition payments for the offerings in our Alternative Credential Segment that are not free. We are subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. We believe that we and the payment processing service providers we use are compliant in all material respects with the Payment Card Industry Data Security Standard. However, there is no guarantee that such compliance will be maintained or that compliance will prevent illegal or improper use of our systems that are integrated with our payment processing providers. If we or any of the third-party payment processors we use fail to be in compliance with applicable credit card rules and regulations, we may be required to migrate to an alternate payment processor which could result in transaction downtime during the migration and/or a loss of students and have a material adverse effect on our business, financial condition and results of operations.

We are subject to governmental export, import and sanctions controls that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including the U.S. Department of Commerce's Export Administration Regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale of certain services to U.S. embargoed or sanctioned countries, governments, persons, and entities. In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide students access to our platform or could limit our students' ability to access or use our services in those countries.

Changes in our platform, or future changes in export and import regulations, may prevent our international students from utilizing our platform or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation or changes in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential students internationally. Any decreased use of our platform or limitation on our ability to export or sell our platform would adversely affect our business, results of operations, and financial results.

Risks Related to Intellectual Property

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us may hurt our business.

Our success depends, in part, upon our ability to avoid infringing intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The technology and software fields generally are characterized by extensive intellectual property litigation and many companies that own, or claim to own, intellectual property have aggressively asserted their rights. In addition, we face potential copyright and trademark infringement from the content we produce in connection with our marketing activities, including in websites related to our offerings. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties will assert intellectual property claims against us, particularly as we expand the complexity and scope of our business. In addition, our university client agreements require us to indemnify our university clients against claims that our platform infringes the intellectual property rights of third parties.

Future litigation may be necessary to defend ourselves or our university clients from intellectual property infringement claims or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and would be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

- hurt our reputation;

- adversely affect our relationships with our current or future university clients;

- cause delays or stoppages in providing our platform;

- divert management's attention and resources;

- require technology changes to our software that could cause us to incur substantial cost;

- subject us to significant liabilities; and

- require us to cease some or all of our activities.

In addition to liability for monetary damages against us, which may include attorneys' fees, treble damages in the event of a finding of willful infringement, or, in some circumstances, damages against our university clients, we may be prohibited from developing, commercializing or continuing to provide some or all of our bundled technology-enabled platform unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

We may incur liability, or our reputation may be harmed, as a result of the activities of our university clients and students or the content in our online learning platforms.

We may be subject to potential liability for the activities of our university clients or students in connection with the data they post or store in our online learning platforms. For example, university personnel or students, or our employees or independent contractors, may post to our online learning platforms various articles or other third-party content for use in class discussions or within asynchronous lessons.

Various U.S. federal statutes may apply to us with respect to these activities. For example, the Digital Millennium Copyright Act of 1998, or DMCA and the Communications Decency Act, or CDA, have provisions that limit our liability for certain content posted by third parties on our platforms.

Although statutes and case law in the U.S. have generally shielded us from liability for these activities to date, court rulings in pending or future litigation may narrow the scope of protection afforded us under these laws. In addition, laws governing these activities are unsettled in many international jurisdictions. As a result, we could incur liability to third parties for the unauthorized duplication, distribution or other use of third-party content. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our various liability insurance coverages may not cover potential claims of this type adequately or at all, and we may be required to alter or cease our uses of such material, which may include changing or removing content from courses or altering the functionality of our online learning platform, or to pay monetary damages.

Additionally, university personnel or students, or our employees or independent contractors could use our online learning platform to store or process regulated personal information without our knowledge. In the event that our systems experience a data security incident, or an individual or entity accesses information without, or in excess of, proper authorization, we could be subject to data security incident notification laws, as described elsewhere, which may require prompt remediation and notification to individuals. If we are unaware of the data and information stored on our systems, we may be unable to appropriately comply with all legal obligations, and we may be exposed to governmental enforcement or prosecution actions, private litigation, fines and penalties or adverse publicity and these incidents could harm our reputation and business.

Our failure to protect our intellectual property rights could diminish the value of our platform, weaken our competitive position and reduce our revenue.

We regard the protection of our intellectual property, which includes trade secrets, copyrights, trademarks and domain names, as critical to our success. We protect our proprietary information from unauthorized use and disclosure by entering into confidentiality agreements with any party that may come in contact with such information. We also seek to ensure that we own intellectual property created for us by signing agreements with employees, independent contractors, consultants, companies and any other third party that may create intellectual property for us that assigns any copyright and patent rights to us. However, these arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We pursue the registration of our domain names, trademarks and service marks in the United States and in jurisdictions outside the United States. However, third parties may knowingly or unknowingly infringe on our trademark or service mark rights, third parties may challenge our trademark or service mark rights, and pending or future trademark or service mark applications may not be approved. In addition, effective trademark protection may not be available in every country in which we operate or intend to operate. In any or all cases, we may be required to expend significant time and expense to prevent infringement or enforce our rights.

Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries may not protect our proprietary rights to as great an extent as do the laws of the United States. Further, the laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property rights. Our failure to meaningfully protect our intellectual property could result in competitors offering services that incorporate our most technologically advanced features, which could seriously reduce demand for our platform. In addition, we may in the future need to initiate litigation such as infringement or administrative proceedings, to protect our intellectual property rights. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, whether or not such litigation results in a determination that is unfavorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.

The use of "open source" software in our platform could negatively affect our ability to offer our platform and subject us to possible litigation.

A portion of our platform incorporates so-called "open source" software, and we may incorporate additional open source software in the future. Certain open source licenses may, in certain circumstances, require us to offer our platform that incorporates the open source software for no cost, to make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and to license such modifications or derivative works under the terms of the particular open source license. Our efforts to monitor the use of open source software in our platform to ensure that no open source software is used in such a way as to require us to disclose our source code when we do not wish to do so, may be unable to prevent such use from occurring. In addition, if a third-party software provider has incorporated certain types of open source software into software we license from such third party without our knowledge, we could, under certain circumstances, be required to comply with the foregoing conditions. If an author or other third party that distributes open source software that we use were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from offering the component of our platform that contained the open source software and being required to comply with the foregoing conditions, which could disrupt our ability to offer certain components of our platform.

We could also be subject to suits by parties claiming ownership of what we believe to be open source software. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. Accordingly, there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to offer our platform. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition and require us to devote additional research and development resources to change our products.

Individuals that appear in content hosted on our online learning platform may claim violation of their rights.

Faculty and students that appear in video segments hosted on our online learning platform may claim that proper assignments, licenses, consents and releases were not obtained for use of their likenesses, images or other contributed content. Our contracts typically require that our university clients ensure that proper assignments, licenses, consents and releases are obtained for their course material, but we cannot know with certainty that they have obtained all necessary rights. Moreover, the laws governing rights of publicity and privacy, and the laws governing faculty ownership of course content, are imprecise and adjudicated on a case-by-case basis, such that the enforcement of agreements to transfer the necessary rights is unclear. As a result, we could incur liability to third parties for the unauthorized duplication, display, distribution or other use of this material. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our various liability insurance coverages may not cover potential claims of this type adequately or at all, and we may be required to alter or cease our use of such material, which may include changing or removing content from courses, or to pay monetary damages. Moreover, claims by faculty and students could damage our reputation, regardless of whether such claims have merit.

We do not control and may be unable to predict the future path of the Open edX Platform.

Certain of our offerings are hosted on the Open edX Platform that is owned by the non-profit entity that survived the edX Acquisition. We do not own the Open edX Platform and we do not control and may be unable to predict the future path of open source technology development of the Open edX Platform, including the ongoing development of open source components used in the Open edX Platform, which could reduce the appeal of our offerings hosted on the Open edX Platform and damage our reputation. If open source software programmers, many of whom we do not employ, or our own internal programmers do not continue to develop and enhance the Open edX Platform, we may be unable to meet student or university requirements.

Risks Related to Ownership of Our Common Stock

Our operating results have fluctuated in the past and may do so in the future, which could cause our stock price to decline.

Our operating results have historically fluctuated due to seasonality and changes in our business, and our future operating results may vary significantly due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may cause fluctuations in our operating results include, but are not limited to, the following:

- the timing of our costs incurred in connection with the launch of new degree programs and the delay in receiving revenue from these new programs, which delay may last for several years;

- seasonal variation driven by the semester schedules for our university clients' degree programs and seasonal engagement patterns of students on the edX marketplace, which may vary from year to year;

- changes in the student enrollment and retention levels in our university clients' offerings;

- changes in our key metrics or the methods used to calculate our key metrics;

- changes in tuition rates;

- the timing and amount of our marketing and sales expenses;

- costs necessary to improve and maintain our platform;

- fluctuations in foreign currency exchange rates;

- the impact of pandemics, including on the global economy, educational institutions and our results of operations;

- costs related to any acquisition and integration of business and technology;

- our ability to effectively integrate businesses and technologies that we acquire;

- impairment of goodwill or intangible assets; and

- changes in the prospects of the economy generally, which could alter current or prospective university clients' or students' spending priorities or could increase the time it takes us to launch new offerings.

Our operating results may fall below the expectations of market analysts and investors in some future periods, which could cause the market price of our common stock to decline substantially.

The trading price of the shares of our common stock may be volatile, and purchasers of our common stock could incur substantial losses.

The trading price of the shares of our common stock may be volatile. The stock market in general, and the market for technology companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:

- actual or anticipated variations in our operating results;

- variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

- changes in financial estimates by us or by any securities analysts who might cover our stock or our failure to meet these financial estimates;

- conditions or trends in our industry, the stock market or the economy, including the impact of recessions, inflation, and currency and interest rate fluctuations;

- the level of demand for our stock, including the amount of short interest in our stock;

- stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the software and information technology industries;

- announcements by us or our competitors of new product or service offerings, significant acquisitions, strategic partnerships or divestitures;

- announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

- capital commitments;

- investors' general perception of our company and our business;

- actions instituted by activist shareholders or others;

- lawsuits threatened or filed against us;

- recruitment or departure of key personnel;

- sales of our common stock, including sales by our directors and officers or specific stockholders; and

- other factors such as political or social unrest, labor strikes or other widespread work stoppages, terrorist attacks, natural disasters, potential public health crises and other hostilities within or beyond areas where we currently have, or may in the future have, international operations, such as the ongoing conflicts in Ukraine and the Middle East.

Activist shareholders who disagree with the composition of our board of directors, our strategy or the way we are managed may seek to effect change through various strategies that range from private engagement to publicity campaigns, proxy contests, efforts to force transactions not supported by our board of directors and litigation. Responding to these actions may be costly and time-consuming, disrupt our operations, divert the attention of our board of directors, management and employees and interfere with the execution of our strategic plan. A contested election could also require us to incur substantial legal and public relations fees and proxy solicitation expenses. The perceived uncertainty as to our future direction resulting from activist strategies could also affect the market price and volatility of our common stock.

As described in Part I, Item 3 of this Annual Report on Form 10-K, certain consumers have initiated class action lawsuits against us. Our defense against this litigation has caused and will continue to cause us to incur additional expenses and continue to divert management's attention and resources from our business.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control is considered favorable by you and other stockholders. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders, which could delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected.

Our charter documents also contain other provisions that could have an anti-takeover effect, including:

- our board of directors is divided into three classes, with each class serving three-year staggered terms, until our 2025 annual meeting of shareholders;

- stockholders are not entitled to remove directors other than by a 66 2/3% vote and only for cause;

- stockholders are not permitted to take actions by written consent;

- stockholders are not permitted to call a special meeting of stockholders;

- our board of directors is allowed to adopt, amend or repeal our bylaws; and

- stockholders are required to give us advance notice of their intention to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and the state and federal courts located within the State of Delaware are the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees and, in turn, discourage lawsuits against our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state or federal court in the State of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers, or other employees to us or our stockholders; any action arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation, or our bylaws; and any action asserting a claim that is governed by the internal affairs doctrine. This exclusive forum provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders, or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders, and other employees. Alternatively, if a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Concentration of ownership of our common stock among our existing executive officers, directors and large stockholders may prevent smaller stockholders from influencing significant corporate decisions.

Our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates, in the aggregate, beneficially own a substantial percentage of our outstanding common stock. These persons, acting together, are able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transaction. The interests of this group of stockholders may not coincide with our interests or the interests of other stockholders.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of our Term Loan Agreement preclude, and the terms of any future debt agreements are likely to similarly preclude, us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock.

General Risk Factors

Increased scrutiny and changing expectations from investors, customers, employees, and others regarding our environmental, social and governance practices and reporting could cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely impact our reputation, customer acquisition and retention, access to capital and employee retention.

Companies across all industries are facing increasing scrutiny related to their environmental, social and governance, or ESG, practices and reporting. Investors, customers, employees and other stakeholders have focused increasingly on ESG practices and placed increasing importance on the implications and social cost of their investments, purchases and other interactions with companies. For example, many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company's ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions on this basis. With this increased focus and demand, public reporting regarding ESG practices is becoming more broadly expected. If our ESG practices and reporting do not meet investor, customer, or employee expectations, which continue to evolve, our brand and reputation may be negatively impacted. Any disclosure we make may include our policies and practices on a variety of ESG matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG reporting, our ESG practices or our speed of adoption. We could also incur additional costs and devote additional resources to monitor, report and implement various ESG practices, including resources required to comply with any final SEC rulemaking related to climate disclosures, the proposed rule for which was published by the SEC on March 21, 2022. If we fail, or are perceived to be failing, to meet the standards included in any sustainability disclosure or the expectations of our various stakeholders, it could negatively impact our reputation, access to capital and employee retention.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This may require us to incur substantial additional professional fees and internal costs to further expand our accounting and finance functions and expend significant management efforts.

We may in the future discover material weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to errors or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the Securities and Exchange Commission, or SEC, or other regulatory authorities.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises, political or geopolitical crises, the physical effects of climate changes or other catastrophic events.

Our business and operations could be materially and adversely affected in the event of droughts, floods, fires, telecommunications failures, blackouts or other power losses, break-ins, acts of terrorism, an outbreak of hostilities, political or geopolitical crises such as conflicts in Ukraine and the Middle East, inclement weather, the physical effects of climate change, public health crises, pandemics or endemics, or other catastrophic events. For example, the uncertain nature, magnitude, and duration of hostilities stemming from Russia's military invasion of Ukraine or the conflict in the Middle East, including the potential effects of sanctions and retaliatory cyber-attacks on the world economy and markets, have contributed to increased market volatility and uncertainty, which could negatively impact our results of operations. If floods, fire, inclement weather including extreme rain, wind, heat, or cold, or accidents due to human error were to occur and cause damage to our properties or other locations from which our employees are working, or if our operations or the operations of our service providers were interrupted by telecommunications failures, blackouts, acts of terrorism or outbreak of hostilities, political or geopolitical crises, or public health crises, our results of operations would suffer, especially if such events were to occur during peak periods. We may not be able to effectively shift our operations due to disruptions arising from the occurrence of such events, and our business could be affected adversely as a result.

Further, risks related to rapid climate change may have an increasingly adverse impact on our business and those of our university clients and students in the longer term. Any of our primary locations and the locations of our university clients and students may be vulnerable to the adverse effects of climate change. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S., South Africa, and elsewhere have the potential to disrupt our business and the business of our university clients and students, and may cause us to experience higher attrition, losses, and additional costs to maintain our operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our university clients and students and impact the communities in which we operate. Overall, climate change, its effects, and the resulting, unknown impact could have a material adverse effect on our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- cybersecurity awareness training of our employees, incident response personnel, and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We, however, have experienced and expect to continue to experience cyber incidents of varying degrees. See Part I, Item A "Risk Factors – Risks Related to our Operations and Our Growth Strategy – If our security measures or those of our third-party service providers are breached or fail, resulting in unauthorized disclosure of data, we could lose clients, fail to attract new clients and be exposed to protracted and costly litigation," for more detailed information on cybersecurity risks and the potential impacts.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program.

The Audit Committee receives periodic reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives periodic briefings from management on our cyber risk management program.

Our management team, including our Chief Technology Officer and our SVP Cybersecurity and Runtime Operations, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Additional management is in place for dedicated governance, risk and compliance (GRC) team and cloud and application security team all with a daily focus on the technology risk management within 2U. These management teams have decades of experience in technology risk management.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Item 2.   Properties

Our headquarters are located in Lanham, Maryland, where we occupy approximately 309,000 square feet under a lease that expires in 2028. Our other material property is 173,000 square feet of leased office space in Cape Town, South Africa. Our Lanham, Maryland and Cape Town, South Africa properties are used to support both of our business segments.

We intend to adjust our facility occupancy commensurate with our business needs and believe that we will be able to do so on commercially reasonable terms.

Item 3.   Legal Proceedings

As disclosed in Note 7 in the "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K, the Company is involved in various claims and legal proceedings arising in the ordinary course of business and the disclosure in Note 7 relating to certain legal proceedings is incorporated herein by reference.

Item 4.   Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been listed on the Nasdaq Global Select Market since March 28, 2014, under the symbol "TWOU."

As of February 29, 2024, there were 43 stockholders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Stock Performance Graph

The graph set forth below compares the cumulative total stockholder return on our common stock with that of the Nasdaq Composite Index, the Russell 3000 Index and the S&P North American Technology Software Index for the five years ended December 31, 2023. The graph assumes that $100 was invested at the close of market on the last trading day of the fiscal year ended December 31, 2016 in the common stock of 2U, Inc., the Nasdaq Composite Index, the Russell 3000 Index and the S&P North American Technology Software Index. We have not paid any cash dividends and, therefore, the cumulative total return calculation on our common stock is based solely upon our stock price appreciation or depreciation and does not include any reinvestment of cash dividends. The data for the Nasdaq Composite Index, the Russell 3000 Index and the S&P North American Technology Software Index assumes reinvestments of gross dividends. The comparisons shown in the graph below are based upon historical data, and are not necessarily indicative of, nor intended to forecast, the potential future stock performance of our common stock.

Comparison of Cumulative Total Return
Through December 31, 2023
Assumes Initial Investment of $100



The information presented above in the stock performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, except to the extent that we subsequently specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act of 1933, as amended, or a filing under the Securities Exchange Act of 1934, as amended.

Item 6. [Reserved]

47

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review "Special Note Regarding Forward-Looking Statements" and Item 1A "Risk Factors" in this report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

This section of this Form 10-K does not address certain items regarding the year ended December 31, 2021. For a discussion of our results of operations and liquidity and capital resources for the year ended December 31, 2021, including a year-over-year comparison between the years ended December 31, 2022 and 2021, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2022.

Overview

We are a leading online education platform company. Our mission is to expand access to high-quality education and unlock human potential. As a trusted partner to top-ranked nonprofit universities and other leading organizations, we deliver technology and services that enable our clients to bring their educational offerings online at scale.

We provide 83 million people worldwide with access to world-class education in partnership with 260 top-ranked global universities and other leading organizations. Through edX, our education consumer marketplace, we offer more than 4,500 high-quality online learning opportunities, including open courses, executive education offerings, boot camps, professional certificates as well as undergraduate and graduate degree programs. Our offerings cover a wide range of topics including artificial intelligence, business, healthcare, education, and social work, and provide learners with an affordable pathway to achieve both short-term and long-term professional and educational goals. Our platform provides our clients with the digital infrastructure to launch world-class online education offerings and allows students to easily access high-quality, job-relevant education without the barriers of cost or location.

We have two reportable segments: the Degree Program Segment and the Alternative Credential Segment.

In our Degree Program Segment, we provide technology and services to nonprofit colleges and universities to enable the online delivery of degree programs. Students enrolled in these programs are generally seeking an undergraduate or graduate degree of the same quality they would receive on campus.

In our Alternative Credential Segment, we provide premium online open courses, executive education programs, technical, and skills-based boot camps through relationships with nonprofit colleges and universities and other leading organizations. Students enrolled in these offerings are generally seeking to reskill or upskill for career advancement or personal development through shorter duration, lower-priced offerings. In addition to selling these offerings directly to individuals, we also sell to organizations and institutions, including employers, non-profits, governments and governmental entities to enable upskilling and reskilling of their workforces.

Leadership Transition

In November 2023, we announced that Christopher "Chip" J. Paucek would depart from the role of Chief Executive Officer and resign as a member of the Board and that Paul S. Lalljie, our then Chief Financial Officer, would succeed Mr. Paucek as Chief Executive Officer and become a member of the Board. In connection with Mr. Lalljie's appointment as Chief Executive Officer, Matthew J. Norden, the Company's current Chief Legal Officer, was also appointed to the role of Chief Financial Officer. In January 2024, we announced a new organizational structure with an executive leading each of our reportable segments. Andrew Hermalyn has been appointed President of the Degree Program Segment, and Aaron McCullough, has been appointed President of the Alternative Credential Segment.

Certain Trends and Uncertainties

The following represents a summary of certain trends and uncertainties, which could have a significant impact on our financial condition and results of operations. This summary is not intended to be a complete list of potential trends and uncertainties and should be considered along with the factors identified in the section titled "Risk Factors" of this Annual Report on Form 10-K and elsewhere in this report.

- If we do not amend or refinance our term loan, or raise capital to reduce our debt in the short term, we would likely not have sufficient cash on hand or available liquidity to pay off the balance of our term loan at an accelerated maturity date. Given these factors, substantial doubt exists about our ability to continue as a going concern within one year from the date that the consolidated financial statements are issued. Refer to "Liquidity and Capital Resources" included in Part II, Item 7 of this Annual Report on Form 10-K for more information. Refer to Notes 2 and 10 in the "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding our going concern assessment and our debt, respectively. Refer to the risks described in Part I, Item A "Risk Factors" for a discussion of the risks related to our indebtedness and capital structure.

- Beginning in mid-2022, we initiated a series of actions designed to strengthen our business by driving profitability and cash flow. In furtherance of these goals, in late 2023 we commenced comprehensive performance improvement exercises aimed at further improving our profitability through cost control and contribution margin improvement across both segments, optimizing our operating model, ensuring staffing levels align with business priorities across functional areas, and deleveraging our balance sheet. If we are unable to realize the anticipated benefits of these efforts, our results of operations and financial condition could be materially and adversely affected.

- The risk of a data security breach or service disruption has increased as the frequency, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we make significant efforts to maintain the security and integrity of our services and computer systems, our cybersecurity measures and the cybersecurity measures taken by our third-party software and service providers may be unable to anticipate, detect or prevent all attempts to compromise our systems. In particular, the risk of cyber-attacks or other privacy or data security incidents may be heightened because many of our employees and third-party service providers work remotely from networks that may be less secure.

- We and our university clients are subject to certain education laws, regulations and guidance that are frequently revised, repealed or expanded. Any administration may change certain DOE rules, guidance or policies in accordance with its policy priorities. The outcome of the process to re-authorize the HEA, any DOE rulemakings, or other law, guidance or policy changes may alter the regulatory landscape of the higher education industry, and thereby impact the manner in which we conduct business and serve our university clients.

- A general slowdown in the global economy, including a recession, inflation or a tightening of the credit markets could adversely impact our business, financial condition and results of operations. Demand for our offerings from students can be impacted by the labor market and general economic conditions. For example, in a strong job market, demand for our offerings may decrease. Macroeconomic weakness and uncertainty may also make it more difficult to access capital markets and to forecast our future operating results including revenue, cash flows, and profitability.

Our Business Model and Components of Operating Results

The key elements of our business model and components of our operating results are described below.

Revenue Drivers

In our Degree Program Segment, we derive substantially all of our revenue from revenue-share arrangements with our university clients under which we receive a contractually specified percentage of the amounts students pay them to enroll in degree programs. Our contracts to provide our entire bundle of services generally have 10 to 15 year terms and do not include termination rights for convenience. Our contracts to provide services under our flexible degree model generally have terms of five years or more and do not include termination rights for convenience. From time to time, we enter into agreements to strategically exit certain programs. These portfolio management agreements may provide for compensation related to the transfer of these programs and make-whole fees. In our Alternative Credential Segment, we derive substantially all of our revenue from tuition and fees from students taking our executive education programs, boot camps, and premium online open courses. Revenue in each segment is primarily driven by the number of student enrollments in our offerings.

Operating Expense

Marketing and Sales

Our most significant expense relates to marketing and sales activities to attract students to our offerings across both of our segments. This includes the cost of search engine optimization, search engine marketing and social media optimization, as well as personnel and personnel-related expense for our marketing and recruiting teams.

In our Degree Program Segment, our marketing and sales expense in any period generates student enrollments seven to twelve months later, on average. We then generate revenue as students progress through their programs, which generally occurs over a two-year period following initial enrollment. Accordingly, our marketing and sales expense in any period is an investment to generate revenue in future periods. Therefore, we do not believe it is meaningful to directly compare current period revenue to current period marketing and sales expense.

In our Alternative Credential Segment, our marketing and sales expense in any period generates student enrollments as much as 24 weeks later. We then generate revenue as students progress through their courses, which typically occurs over a two- to six-month period following initial enrollment.

Curriculum and Teaching

Curriculum and teaching expense consists primarily of amounts due to universities for licenses to use their brand names and other trademarks in connection with our executive education and boot camp offerings. The payments are based on contractually specified percentages of the tuition and fees we receive from students in those offerings. Curriculum and teaching expense also includes personnel and personnel-related expense for our executive education and boot camp instructional staff.

Servicing and Support

Servicing and support expense consists primarily of personnel and personnel-related expense associated with the management and operations of our educational offerings, as well as supporting students and faculty members. Servicing and support expense also includes expenses to support our platform, facilitate in-program field placements and student immersions, and assist with compliance requirements.

Technology and Content Development

Technology and content development expense consists primarily of personnel and personnel-related expense associated with the ongoing improvement and maintenance of our platform, as well as hosting and licensing expenses. Technology and content expense also includes the amortization of capitalized technology and content.

General and Administrative

General and administrative expense consists primarily of personnel and personnel-related expense for our centralized functions, including executive management, legal, finance, human resources, and other departments that do not provide direct operational services. General and administrative expense also includes certain professional fees and other corporate expenses.

Restructuring charges

Restructuring charges consist of severance and severance-related costs, costs associated with the exit of facilities, and costs associated with professional services.

Impairment charges

Impairment charges consist of amounts recorded to write down the carrying value of assets to fair value.

Net Interest Income (Expense)

Net interest income (expense) consists primarily of interest expense from our long-term debt and interest income from our cash and cash equivalents. Interest expense also includes the amortization of debt issuance costs.

Debt modification expense and loss on debt extinguishment

Debt modification expense and loss on debt extinguishment consists of amounts recorded related to the refinancing of certain of our debt obligations.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency gains and losses, gains and losses related to the sale of investments and other non-operating income and expense.

Income Taxes

Our income tax provisions for all periods consist of U.S. federal, state and foreign income taxes. Our effective tax rate for the period is based on a mix of higher-taxed and lower-taxed jurisdictions.

Results of Operations

Consolidated Operating Results

Comparison of Years Ended December 31, 2023 and 2022

The following table presents selected consolidated statement of operations and comprehensive loss data for each of the periods indicated.

	Year Ended December 31,				Period-to-Period Change	
	2023		**2022**			
	Amount	**Percentage of Revenue**	**Amount**	**Percentage of Revenue**	**Amount**	**Percentage**
			(dollars in thousands)			
Revenue	$ 945,953	100.0 %	$ 963,080	100.0 %	$ (17,127)	(1.8) %
Costs and expenses						
Curriculum and teaching	129,304	13.7	129,886	13.5	(582)	(0.4)
Servicing and support	128,298	13.6	147,797	15.3	(19,499)	(13.2)
Technology and content development	176,218	18.6	190,472	19.8	(14,254)	(7.5)
Marketing and sales	372,129	39.3	422,147	43.8	(50,018)	(11.8)
General and administrative	132,680	14.0	159,418	16.6	(26,738)	(16.8)
Restructuring charges	36,256	3.8	33,239	3.5	3,017	9.1
Impairment charges	196,871	20.8	138,291	14.4	58,580	42.4
Total costs and expenses	1,171,756	123.8	1,221,250	126.9	(49,494)	(4.1)
Loss from operations	(225,803)	(23.8)	(258,170)	(26.9)	32,367	(12.5)
Interest income	1,961	0.2	1,165	0.1	796	68.3
Interest expense	(74,573)	(7.9)	(62,234)	(6.5)	(12,339)	19.8
Debt modification expense and loss on debt extinguishment	(16,735)	(1.8)	—	—	(16,735)	*
Other (expense) income, net	(803)	(0.1)	(3,815)	(0.4)	3,012	(79.0)
Loss before income taxes	(315,953)	(33.4)	(323,054)	(33.7)	7,101	(2.2)
Income tax (expense) benefit	(1,654)	(0.2)	903	0.1	(2,557)	(283.2)
Net loss	$(317,607)	(33.6)%	$(322,151)	(33.6)%	$ 4,544	(1.4) %

* Not meaningful for comparative purposes.

Revenue. Revenue for the year ended December 31, 2023 decreased $17.1 million, or 1.8%, to $946.0 million as compared to $963.1 million in 2022.

Revenue from our Degree Program Segment decreased $10.6 million, or 1.8% to $561.0 million and included $88.0 million of revenue from the mutually negotiated exit of certain degree programs, or portfolio management activities. Full course equivalent ("FCE") enrollments decreased by 39,061, or 16.7%, primarily driven by fewer programs operating in the period due to portfolio management activities, a greater number of students graduating from programs that were launched during the pandemic than new student enrollments in these programs, and the impact of our transition to a new marketing framework in mid-2022 in connection with the 2022 Strategic Realignment Plan. Average revenue per FCE enrollment increased from $2,447 to $2,883, or 17.8%, primarily driven by the revenue acceleration from fees received in connection with portfolio management activities.

Revenue from our Alternative Credential Segment decreased $6.6 million, or 1.7% to $384.9 million. This decrease was primarily due to a $13.6 million decrease in revenue from our boot camp offerings driven by a 6% decrease in FCE enrollments, partially offset by a $6.9 million increase in revenue from our executive education offerings driven by an 8% increase in FCE enrollments.

Curriculum and Teaching. Curriculum and teaching expense decreased $0.6 million, or 0.4%, to $129.3 million as compared to $129.9 million in 2022. This decrease was primarily due to a decrease in personnel and personnel-related expense.

Servicing and Support. Servicing and support expense decreased $19.5 million, or 13.2%, to $128.3 million as compared to $147.8 million in 2022. This decrease was primarily due to a $17.9 million decrease in personnel and personnel-related expense driven by headcount reductions, lower performance-based compensation, and a reduction in the size of equity grant values and a $2.3 million decrease in lease and facility costs due to the consolidation of facilities in connection with the 2022 Strategic Realignment Plan.

Technology and Content Development. Technology and content development expense decreased $14.3 million, or 7.5%, to $176.2 million as compared to $190.5 million in 2022. This decrease was primarily due to an $8.8 million decrease in depreciation and amortization expense, a $5.5 million decrease in personnel and personnel-related expense driven by headcount reductions, lower performance-based compensation, and a reduction in the size of equity grant values, a $3.8 million decrease in professional fees and other costs to support technology and content development, and a $1.8 million decrease in lease and facility costs due to the consolidation of facilities in connection with the 2022 Strategic Realignment Plan. These decreases were partially offset by a $6.0 million increase in expenses to support our platform and software applications.

Marketing and Sales. Marketing and sales expense decreased $50.0 million, or 11.8%, to $372.1 million as compared to $422.1 million in 2022. This decrease was primarily due to a $27.2 million decrease in marketing expense from the implementation of a more efficient marketing framework in mid-2022, an $11.4 million decrease in personnel and personnel-related expense driven by headcount reductions, lower performance-based compensation, and a reduction in the size of equity grant values, a $5.8 million decrease in depreciation and amortization expense, and a $3.8 million decrease in lease and facility costs due to the consolidation of facilities in connection with the 2022 Strategic Realignment Plan.

General and Administrative. General and administrative expense decreased $26.7 million, or 16.8%, to $132.7 million as compared to $159.4 million in 2022. This decrease was primarily due to a $30.2 million decrease in personnel and personnel-related expense driven by headcount reductions, lower performance-based compensation, and a reduction in the size of equity grant values, and a $3.5 million decrease in lease and facility costs due to the consolidation of facilities in connection with the 2022 Strategic Realignment. These decreases were partially offset by a $5.2 million increase in certain litigation-related expense, a $1.9 million increase in professional fees, and a $1.6 million increase in depreciation and amortization expense.

Restructuring Charges. Restructuring charges increased $3.0 million, or 9.1%, to $36.3 million as compared to $33.2 million in 2022. This increase was primarily due to a $5.6 million increase in severance and severance-related expense, partially offset by a $1.0 million decrease in professional and other fees relating to restructuring activities.

Impairment Charges. In the second quarter of 2023, we recorded impairment charges of $16.7 million and $117.4 million to goodwill and the indefinite-lived intangible asset, respectively. In the fourth quarter of 2023, we recorded impairment charges of $62.8 million to goodwill. In the first quarter of 2022, we recorded impairment charges of $28.8 million and $30.0 million to goodwill and the indefinite-lived intangible asset, respectively. In the third quarter of 2022, we recorded impairment charges of $50.2 million and $29.3 million to goodwill and the indefinite-lived intangible asset, respectively.

Net Interest Income (Expense). Net interest expense increased $11.5 million, or 18.9%, to $72.6 million as compared to $61.1 million in 2022. This increase was primarily due to a $9.1 million increase in interest expense related to the 2030 Notes that were issued in January 2023 and a $3.7 million increase in interest expense incurred under our Second Amended Credit Agreement.

Debt modification expense and loss on debt extinguishment. In the first quarter of 2023, we recorded $12.1 million in loss on debt extinguishment and $4.6 million in debt modification expense related to the refinancing of the Second Amended Credit Agreement.

Other Income (Expense), Net. Other expense, net was $0.8 million for the year ended December 31, 2023, as compared to other expense, net of $3.8 million for the year ended December 31, 2022. This change was primarily due to fluctuations in foreign currency rates impacting our operations in the Alternative Credential Segment.

Income Tax (Expense) Benefit. For the year ended December 31, 2023, we recognized income tax expense of $1.7 million, and our effective tax rate was approximately (0.5)%. For the year ended December 31, 2022, we recognized an income tax benefit of $0.9 million, and our effective tax rate was approximately 0.3%. To date, we have not been required to pay U.S. federal income taxes because of our current and accumulated net operating losses.

Business Segment Operating Results

We define segment profitability as net income or net loss, as applicable, before net interest income (expense), other income (expense), net, taxes, depreciation and amortization expense, transaction costs, integration costs, restructuring-related costs, stockholder activism costs, certain litigation-related costs, consisting of fees for certain non-ordinary course litigation and other proceedings, impairment charges, debt modification expense and losses on debt extinguishment, and stock-based compensation expense. Some of these items may not be applicable in any given reporting period and they may vary from period to period. Total segment profitability is a non-GAAP measure when presented outside of the financial statement footnotes. Total segment profitability is a key measure used by our management and board of directors to understand and evaluate our operating performance and trends, to develop short- and long-term operational plans and to compare our performance against that of other peer companies using similar measures. In particular, the exclusion of certain expenses in calculating total segment profitability can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that total segment profitability provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

The following table presents a reconciliation of total segment profitability to net loss for each of the periods indicated.

	Year Ended December 31,	
	2023	**2022**
	(in thousands)	
Net loss	$ (317,607)	$ (322,151)
Adjustments:		
Stock-based compensation expense	39,688	80,220
Other (income) expense, net	803	3,815
Net interest expense	72,612	61,069
Income tax expense (benefit)	1,654	(903)
Depreciation and amortization expense	115,322	128,153
Debt modification expense and loss on debt extinguishment	16,735	—
Impairment charges	196,871	138,291
Restructuring charges	36,256	33,239
Other*	8,462	3,348
Total adjustments	488,403	447,232
Total segment profitability	$ 170,796	$ 125,081

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* Includes (i) transaction and integration expense of $3.6 million and $3.6 million for the years ended December 31, 2023 and 2022, respectively, and (ii) stockholder activism and litigation-related (recoveries) expense of $4.9 million and $(0.3) million for the years ended December 31, 2023 and 2022, respectively.

Years Ended December 31, 2023 and 2022

The following table presents revenue by segment and segment profitability for each of the periods indicated.

| | Year Ended December 31, | | Period-to-Period Change | |
	2023	2022	Amount	Percentage
	(dollars in thousands)			
Revenue by segment*				
Degree Program Segment	$ 561,044	$ 571,608	$ (10,564)	(1.8)%
Alternative Credential Segment	384,909	391,472	(6,563)	(1.7)%
Total revenue	$ 945,953	$ 963,080	$ (17,127)	(1.8)%
Segment profitability				
Degree Program Segment	$ 214,699	$ 180,727	$ 33,972	18.8 %
Alternative Credential Segment	(43,903)	(55,646)	11,743	21.1 %
Total segment profitability	$ 170,796	$ 125,081	$ 45,715	36.5 %

---

*   Immaterial amounts of intersegment revenue have been excluded from the above results for the years ended December 31, 2023 and 2022.

Degree Program Segment profitability increased $34.0 million, or 19%, to $214.7 million as compared to $180.7 million in 2022. Revenue from our Degree Program Segment decreased $10.6 million, or 1.8%, and included $88.0 million of revenue from portfolio management activities. Operating expenses decreased $44.5 million due to the implementation of the 2022 Strategic Realignment Plan and lower performance-based compensation.

Alternative Credential Segment profitability increased $11.7 million, or 21%, to $(43.9) million as compared to $(55.6) million in 2022. Revenue from our Alternative Credential Segment decreased $6.6 million, or 1.7%. This decrease was primarily due to a $13.6 million decrease in revenue from our boot camp offerings driven by a 6% decrease in FCE enrollments, partially offset by a $6.9 million increase in revenue from our executive education offerings driven by an 8% increase in FCE enrollments. In addition, operating expenses decreased $18.3 million due to the implementation of the 2022 Strategic Realignment Plan and lower performance-based compensation.

Key Business and Financial Performance Metrics

We use a number of key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. In addition to adjusted EBITDA (loss), which we discuss below, and revenue and the components of loss from operations in the section above entitled "Our Business Model and Components of Operating Results," we utilize FCE enrollments as a key metric to evaluate the success of our business.

Full Course Equivalent Enrollments

We measure FCE enrollments for each of the courses offered during a particular period by taking the number of students enrolled in that course and multiplying it by the percentage of the course completed during that period. We add the FCE enrollments for each course within each segment to calculate the total FCE enrollments per segment. This metric allows us to consistently view period-over-period changes in enrollments by accounting for the fact that many courses we enable straddle multiple fiscal quarters. For example, if a course had 25 enrolled students and 40% of the course was completed during a particular period, we would count the course as having 10 FCE enrollments for that period. Any individual student may be enrolled in more than one course during a period, and therefore count as multiple FCE enrollments.

Average revenue per FCE enrollment represents our weighted-average revenue per course across the mix of courses being offered during a period in each of our operating segments. This number is derived by dividing the total revenue for a period for each of our operating segments by the number of FCE enrollments within the applicable segment during that same period. This amount may vary from period to period depending on the academic calendars of our university clients, the enrollment levels in our offerings, and varying tuition levels, among other factors.

For the Degree Program Segment, FCE enrollments and average revenue per FCE enrollment include enrollments and revenue from edX bachelor's and master's degree offerings. For the Alternative Credential Segment, FCE enrollments and average revenue per FCE enrollment exclude enrollments and revenue from edX offerings due to the large number of learners taking free or low-cost courses. We believe excluding the impact of these enrollments and revenue is useful to investors because it facilitates a period-to-period comparison.

The following table presents the FCE enrollments and average revenue per FCE enrollment in our Degree Program Segment and Alternative Credential Segment for each of the periods indicated.

| | Year Ended December 31, | |
	2023	2022
Degree Program Segment		
FCE enrollments	194,574	233,635
Average revenue per FCE enrollment	$ 2,883	$ 2,447
Alternative Credential Segment		
FCE enrollments	97,647	93,471
Average revenue per FCE enrollment	$ 3,662	$ 3,897

Adjusted EBITDA (Loss)

We define adjusted EBITDA (loss) as net income or net loss, as applicable, before net interest income (expense), other income (expense), net, taxes, depreciation and amortization expense, transaction costs, integration costs, restructuring-related costs, stockholder activism costs, certain litigation-related costs, consisting of fees for certain non-ordinary course litigation and other proceedings, impairment charges, losses on debt modification and extinguishment, and stock-based compensation expense. Some of these items may not be applicable in any given reporting period and they may vary from period to period.

Adjusted EBITDA (loss) is a key measure used by our management and board of directors to understand and evaluate our operating performance and trends, to develop short- and long-term operational plans and to compare our performance against that of other peer companies using similar measures. In particular, the exclusion of certain expenses that are not reflective of our ongoing operating results in calculating adjusted EBITDA (loss) can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA (loss) provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA (loss) is not a measure calculated in accordance with U.S. GAAP, and should not be considered as an alternative to any measure of financial performance calculated and presented in accordance with U.S. GAAP. Our use of adjusted EBITDA (loss) has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under U.S. GAAP. Some of the limitations are:

- although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA (loss) does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- adjusted EBITDA (loss) does not reflect (i) changes in, or cash requirements for, our working capital needs; (ii) the impact of changes in foreign currency exchange rates; (iii) acquisition related gains or losses such as, but not limited to, post-acquisition changes in the value of contingent consideration reflected in operations; (iv) transaction and integration costs; (v) restructuring-related costs; (vi) impairment charges; (vii) stockholder activism costs; (viii) certain litigation-related costs; (ix) losses on debt extinguishment; (x) interest or tax payments that may represent a reduction in cash; or (xi) the non-cash expense or the potentially dilutive impact of equity-based compensation, which has been, and we expect will continue to be, an important part of our compensation plan; and

- other companies, including companies in our industry, may calculate adjusted EBITDA (loss) differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider adjusted EBITDA (loss) alongside other U.S. GAAP-based financial performance measures, including various cash flow metrics, net income (loss) and our other U.S. GAAP results. The following table presents a reconciliation of adjusted EBITDA (loss) to net loss for each of the periods indicated.

	Year Ended December 31,	
	2023	**2022**
	(in thousands)	
Net loss	$ (317,607)	$ (322,151)
Adjustments:		
Stock-based compensation expense	39,688	80,220
Other (income) expense, net	803	3,815
Net interest expense	72,612	61,069
Income tax expense (benefit)	1,654	(903)
Depreciation and amortization expense	115,322	128,153
Debt modification expense and loss on debt extinguishment	16,735	—
Impairment charge	196,871	138,291
Restructuring charges	36,256	33,239
Other*	8,462	3,348
Total adjustments	488,403	447,232
Adjusted EBITDA	$ 170,796	$ 125,081

* Includes (i) transaction and integration expense of $3.6 million and $3.6 million for the years ended December 31, 2023 and 2022, respectively, and (ii) litigation-related (recoveries) expense of $4.9 million and $(0.3) million for the years ended December 31, 2023 and 2022, respectively.

Liquidity and Capital Resources

As of December 31, 2023, our principal sources of liquidity were cash and cash equivalents totaling $60.7 million, which were held for working capital and general corporate purposes.

In April 2020, we issued the 2025 Notes in an aggregate principal amount of $380 million, including the exercise by the initial purchasers of an option to purchase additional 2025 Notes, in a private placement to qualified institutional buyers under Rule 144A of the Securities Act. The 2025 Notes are governed by an indenture (the "2025 Indenture") between the Company and Wilmington Trust, National Association, as trustee. The 2025 Notes bear interest at a rate of 2.25% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2020. The 2025 Notes mature on May 1, 2025, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Prior to November 1, 2024, the 2025 Notes are convertible only upon satisfaction of certain conditions, and thereafter at any time until the close of business on the second scheduled trading date immediately before the maturity date. In connection with the 2025 Notes, we entered into privately negotiated capped call transactions with a premium cost of approximately $50.5 million. The capped call transactions are generally expected to reduce the potential dilution to our common stock upon any conversion of the 2025 Notes and/or to offset any cash payments we are required to make in excess of the principal amount of the converted 2025 Notes, with such reduction and/or offset subject to the cap. The net proceeds from the issuance of the 2025 Notes were $319.0 million after deducting the initial purchasers' discount, offering expenses and the cost of the capped call transactions. As of December 31, 2023, the conditions allowing holders of the 2025 Notes to convert had not been met and we have the right under the 2025 Indenture to determine the method of settlement at the time of conversion, and the 2025 Notes, therefore, are classified as a non-current on the consolidated balance sheets.

In June 2021, we entered into a Term Loan Credit and Guaranty Agreement, dated June 28, 2021 ("the Term Loan Agreement"), with Alter Domus (US) LLC as administrative agent and collateral agent, to make term loans to us in the aggregate principal amount of $475 million (the "2021 Term Loan Facilities"), which had an initial maturity date of December 28, 2024. Loans under this facility, which was amended in January 2023 as described below, bore interest at a per annum rate equal to a base rate or adjusted Eurodollar rate, as applicable, plus the applicable margin of 4.75% in the case of the base rate loans and 5.75% in the case of the Eurodollar loans. We used the proceeds of the 2021 Term Loan Facilities to fund a portion of the edX acquisition and to pay related costs, fees and expenses. On November 4, 2021, we entered into a First Amendment to Term Loan Credit and Guaranty Agreement and a Joinder Agreement, which amended the Term Loan Agreement (collectively, the "Amended Term Loan Facilities") primarily to provide for an incremental facility to us in an original principal amount of $100 million. The proceeds of the Amended Term Loan Facilities may be used for general corporate purposes.

In January 2023, we entered into an Extension Amendment, Second Amendment and First Incremental Agreement to Credit and Guaranty Agreement, (the "Second Amended Credit Agreement"), which amended the Amended Term Loan Facilities. The provisions of the Second Amended Credit Agreement became effective upon the satisfaction of certain conditions set for therein, including, without limitation, the funding of the 2030 Notes referenced below and the prepayment of certain existing term loans to reduce the outstanding principal amount of term loans outstanding under the Amended Term Loan Facilities from $567 million to $380 million. Pursuant to the Second Amended Credit Agreement, the lenders thereunder agreed to, among other amendments, extend the maturity date of the term loans thereunder from December 28, 2024 to December 28, 2026 (or, if more than $40 million of our 2025 Notes remain outstanding on January 30, 2025, January 30, 2025) and to provide a senior secured first lien revolving loan facility in the principal amount of $40 million. The termination date for such revolving loans will be June 28, 2026 (or, if more than $50 million of the 2025 Notes remain outstanding on January 1, 2025, January 1, 2025). Loans under the Second Amended Credit Agreement will bear interest at a per annum rate equal to (i) with respect to term loans, a base rate or the Term SOFR rate, as applicable, plus a margin of 5.50% in the case of the base rate loans and 6.50% in the case of Term SOFR loans and (ii) with respect to revolving loans, a base rate or the Term SOFR rate, as applicable, plus a margin of 4.50% in the case of the base rate loans and 5.50% in the case of Term SOFR loans.

In January 2023, we consummated the issuance of the notes ("2030 Notes") in an aggregate principal amount of $147.0 million in a private placement to qualified institutional buyers under Rule 144A of the Securities Act. The 2030 Notes are governed by an indenture ("the 2030 Indenture") between the Company and Wilmington Trust, National Association, as trustee. The 2030 Notes bear interest at a rate of 4.50% per annum, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2023. The 2030 Notes mature on February 1, 2030, unless earlier redeemed or repurchased by us or converted. At any time from, and after January 11, 2023, the 2030 Notes are convertible only upon satisfaction of certain conditions, and thereafter at any time until the close of business on the second scheduled trading date immediately before the maturity date. The net proceeds from the issuance of the 2030 Notes were $127.1 million. We used the proceeds from the offering of the 2030 Notes, along with cash on our balance sheet, to repay a portion of the amounts outstanding under the Amended Term Loan Facilities. We have the right under the 2030 Indenture to determine the method of settlement at the time of conversion. Therefore, the 2030 Notes are classified as non-current on the consolidated balance sheets.

Refer to Note 10 in the "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding our debt. Refer to the risks described in Part I, Item A "Risk Factors" for a discussion of the risks related to our indebtedness and capital structure. Specifically, refer to the factors titled, "*The Second Amended Credit Agreement contains financial covenants that may limit our operational flexibility,*" and, "*We may need additional capital in the future to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to grow our business.*"

We have financed our operations primarily through payments from our clients and students for our technology and services, the borrowings under our Second Amended Credit Agreement, the 2025 Notes, the 2030 Notes, and public and private equity financings. In January 2024, we entered into a receivables factoring transaction with Morgan Stanley Senior Funding ("Morgan Stanley") whereby Morgan Stanley has committed to purchase up to $86.2 million of receivables owing to the company related to portfolio management activities at a purchase rate of 88%. We believe that our existing cash and cash equivalents, together with cash generated from operations and available borrowing capacity under our Second Amended Credit Agreement, will be sufficient to meet our working capital and capital expenditure requirements for the next twelve months. However, our ability to continue as a going concern within one year from the date our consolidated financial statements are issued is dependent on refinancing our debt or raising capital to reduce our debt in the short term. If we are unable to complete the foregoing, we likely would not have sufficient cash on hand or available liquidity to pay off the balance of our term loan on an accelerated maturity date.

Pursuant to the Second Amended Credit Agreement, if more than $40 million of our 2025 Notes remain outstanding on January 30, 2025, the maturity date of the outstanding term loan balance of $372.4 million springs forward to January 30, 2025. In addition, our Second Amended Credit Agreement includes a financial covenant that requires us to maintain $900 million minimum Recurring Revenues (as defined by the Second Amended Credit Agreement) as of the last day of any period of four consecutive fiscal quarters. As of December 31, 2023, we were in compliance with this covenant; however, we cannot provide assurance that we will achieve minimum Recurring Revenues in future periods. If we are unable to comply with this financial covenant and are unable to cure or obtain a waiver related to this covenant, the obligations under the Second Amended Credit Agreement could accelerate. We are currently evaluating options to refinance our debt in the short term, however there can be no assurance that such financing would be available to us on favorable terms or at all. Refer to the risks described in Part I, Item A "Risk Factors" for a discussion of the risks related to indebtedness and capital structure. Given these factors, substantial doubt exists about our ability to continue as a going concern within one year from the date that the consolidated financial statements are issued.

The implementation of the 2022 Strategic Realignment Plan has resulted in improved profitability and we expect this, in conjunction with the comprehensive performance improvement exercise initiated in the fourth quarter of 2023, will lead to further profitability improvements going forward. We believe these profitability improvements will be further aided by our long-term revenue contracts. Our ability to support our cash requirements in the long term will depend on many factors, including our ability to realize the anticipated benefits of the 2022 Strategic Realignment Plan and the comprehensive performance improvement exercise initiated in the fourth quarter of 2023 and our ability to obtain equity or debt financing on reasonable terms, if at all.

Our principal uses of cash include refinancing our debt, debt service requirements, and capital expenditures for content development, capitalized technology, and property and equipment. During the years ended December 31, 2023 and 2022, our capital asset additions were $50.8 million and $75.4 million, respectively.

We or our affiliates may, at any time and from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands).

	Year Ended December 31,	
	2023	**2022**
Net cash (used in) provided by operating activities	$ (3,431)	$ 10,927
Net cash used in investing activities	(49,831)	(69,350)
Net cash used in financing activities	(55,018)	(6,925)
Effect of exchange rate changes on cash	(899)	(1,983)
Net decrease in cash, cash equivalents and restricted cash	$ (109,179)	$ (67,331)

Operating Activities

Cash flows from operating activities have typically been generated from our net income (loss) and by changes in our operating assets and liabilities, adjusted for non-cash expense items such as depreciation and amortization expense and stock-based compensation expense. Our cash flows from operations can fluctuate from quarter to quarter due to changes in accounts receivable and deferred revenue driven by varying academic schedules and enrollment levels in our offerings. In addition to these fluctuations in working capital, cash flows from operations at the beginning of the year are impacted by greater marketing spend and the timing of certain payments. We also typically reduce our paid search and other marketing and sales efforts during late November and December because of less demand during the holiday season, contributing to improvements in working capital in the fourth quarter.

The following sections set forth the components of our $3.4 million of cash used in operating activities during the year ended December 31, 2023.

Net income (adjusted for non-cash charges)

The following table sets forth our net income (adjusted for non-cash charges) during the year ended December 31, 2023 (in thousands):

Net loss	$ (317,607)
Non-cash interest expense	13,652
Depreciation and amortization expense	115,322
Stock-based compensation expense	39,688
Loss on debt extinguishment	12,123
Non-cash lease expense	17,404
Provision for credit losses	10,017
Impairment charges	196,871
Restructuring	866
Other	965
Net income (adjusted for non-cash charges)	$ 89,301

Changes in operating assets and liabilities, net of assets and liabilities acquired

The following table sets forth the net cash used in changes in operating assets and liabilities during the year ended December 31, 2023 (in thousands):

Changes in operating assets and liabilities, net of assets and liabilities acquired:		
Cash used in accounts receivable, net and other receivables, net	$	(55,992)
Cash used in prepaid expenses, other assets, and other liabilities, net		(27,647)
Cash used in accounts payable and accrued expenses		(436)
Cash provided by deferred revenue		(8,657)
Net cash used in changes in operating assets and liabilities	$	(92,732)

From December 31, 2022 to December 31, 2023:

- Accounts receivable, net and other receivables, net increased $56.0 million. This increase was primarily due to an increase in accounts receivable from portfolio management activities.

- Other liabilities decreased $41.2 million, primarily due to a decrease in our lease liability and payments made to university clients in certain of our alternative credential offerings.

- Deferred revenue decreased $8.7 million, primarily due to lower enrollments in coding boot camp offerings, partially offset by higher enrollments in executive education offerings.

Investing Activities

Our investing activities primarily consist of capital expenditures to support the overall growth of our business, strategic acquisitions, and divestitures. We expect our investing cash flows to be affected by the timing of payments we make for capital expenditures and the strategic acquisition or other growth opportunities we decide to pursue.

During the year ended December 31, 2023, net cash used in investing activities was $49.8 million. This use of cash was driven by cash outflows of $44.0 million for the addition of amortizable intangible assets and $6.0 million for purchases of property and equipment.

Financing Activities

Our financing activities primarily consist of long-term debt borrowings, the repayment of principal on long-term debt, tax withholding payments associated with the settlement of restricted stock units and the exercise of stock options.

During the year ended December 31, 2023, net cash used in financing activities was $55.0 million. This use of cash was primarily driven by net cash outflows of $56.1 million under the Second Amended Credit Agreement and the 2030 Notes.

Contractual Obligations and Commitments

The following table summarizes our obligations under the 2025 Notes, the 2030 Notes, deferred government grant obligations, non-cancelable operating leases, commitments to certain of our university clients in exchange for contract extensions and various marketing and other rights, and purchase obligations as of December 31, 2023. Future events could cause actual payments to differ from these amounts. As of December 31, 2023, outstanding borrowings under our Revolving Loan Facility were $40 million.

	Payment due by period				
Contractual Obligations	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
			(in thousands)		
Term loan facilities*	$ 49,707	$ 473,995	$ —	$ —	$ 523,702
2025 Notes**	8,550	384,275	—	—	392,825
2030 Notes**	6,615	13,230	13,230	156,923	189,998
Deferred government grant obligations***	3,500	—	—	—	3,500
Operating lease obligations	24,305	41,616	38,857	32,917	137,695
Future minimum payments to university clients	3,569	7,000	7,000	—	17,569
Non-cancelable purchase obligations	40,917	47,023	3,600	—	91,540
Total	$ 137,163	$ 967,139	$ 62,687	$ 189,840	$ 1,356,829

* Amounts represent principal and interest, based on the interest rate in effect at December 31, 2023.

** Amounts represent principal and fixed-rate interest cash payments over the life of the 2025 Notes and 2030 Notes, including anticipated interest payments that are not recorded on our consolidated balance sheets. Any future settlement of the 2025 Notes and 2030 Notes would impact our cash payments.

*** Amounts represent conditional loan obligations that may be forgiven, provided that the Company attains certain conditions related to employment levels at 2U's Lanham, Maryland headquarters.

Contingent Payments

We have entered into agreements with certain of our university clients in our Degree Program Segment that require us to make future minimum payments in the event that certain program metrics are not achieved on an annual basis. We recognize any estimated contingent payments under these agreements as contra revenue over the period to which they relate, and record a liability in other current liabilities on our consolidated balance sheets.

See Note 7 in the "Notes to Consolidated Financial Statements" included in Part II, Item 8 and "Legal Proceedings" contained in Part I, Item 3 of this Annual Report on Form 10-K for additional information regarding contingencies.

Critical Accounting Policies and Estimates

This management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates if conditions differ from our assumptions.

While our significant accounting policies are more fully described in Note 2 in the "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K, we believe the following accounting policies are critical to the process of making significant judgments and estimates in preparation of our consolidated financial statements.

Revenue Recognition, Receivables and Provision for Credit Losses

We generate substantially all of our revenue from contractual arrangements, with either our university clients or students, to provide our technology and services.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring services to the customer. To the extent the transaction price includes variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing the expected value method. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Any estimates, including the effect of the constraint on variable consideration, are evaluated at each reporting period, and if necessary, we adjust our estimate of the overall transaction price. Revenue is then recognized over the remaining estimated period of performance using the cumulative catch-up method.

Our Degree Program Segment derives revenue primarily from contractually specified percentages of the amounts our university clients receive from their students in 2U-enabled degree programs for tuition and fees, less credit card fees and other specified charges we have agreed to exclude in certain university contracts. Our contracts with university clients in this segment typically have a single performance obligation, as the promises to provide a platform of tightly integrated technology and services that university clients need to attract, enroll, educate and support students are not distinct within the context of the contracts. Our contracts to provide our entire bundle of services generally have 10 to 15 year terms and our contracts to provide services under our flexible degree model generally have terms of five years or more. The single performance obligation is delivered as the university clients receive and consume benefits, which occurs ratably over a series of academic terms. The amounts received from university clients over the term of the arrangement are variable in nature in that they are dependent upon the tuition charged and the number of students that are enrolled in the program within each academic term. These amounts are allocated to and are recognized ratably over the related academic term, defined as the period beginning on the first day of classes through the last. Revenue is recognized net of an allowance, which is established for our expected obligation to refund tuition and fees to university clients.

Our Alternative Credential Segment derives revenue primarily from contracts with students for the tuition and fees paid to enroll in, and progress through, our executive education programs and boot camps. Our executive education programs run between two and 16 weeks, while our boot camps run between 12 and 24 weeks. In this segment, our contracts with students include the delivery of the educational and related student support services and are treated as either a single performance obligation or multiple performance obligations, depending upon the offering being delivered. All performance obligations are satisfied ratably over the same presentation period, which is defined as the period beginning on the first day of the course through the last. We recognize the proceeds received, net of any applicable pricing concessions, from the students enrolled and share contractually specified amounts received from students with the associated university client, in exchange for licenses to use the university brand name and other university trademarks and other services that the university agrees to provide. These amounts are recognized as curriculum and teaching expenses on our consolidated statements of operations and comprehensive loss. Our contracts with university clients in this segment typically have a shorter duration than our contracts with university clients in our Degree Program Segment.

We do not disclose the value of unsatisfied performance obligations for our Degree Program Segment because the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a service that forms part of a single performance obligation. We do not disclose the value of unsatisfied performance obligations for our Alternative Credential Segment because the performance obligations are part of contracts that have original durations of less than one year.

Payments to University Clients

Pursuant to certain of our contracts in the Degree Program Segment, we have made, or are obligated to make, payments to university clients at either the execution of a contract or at the extension of a contract in exchange for various marketing and other rights. Generally, these amounts are capitalized as other assets on our consolidated balance sheets, and amortized as contra revenue over the life of the contract, commencing on the later of when payment is due or when contract revenue recognition begins.

Receivables, Contract Assets and Liabilities

Balance sheet items related to contracts consist of accounts receivable, net, other receivables, net and deferred revenue on our consolidated balance sheets. Accounts receivable, net includes trade accounts receivable, which are comprised of billed and unbilled revenue. Our trade accounts receivable balances have terms of less than one year. Accounts receivable, net is stated at amortized cost net of provision for credit losses. Our methodology to measure the provision for credit losses requires an estimation of loss rates based upon historical loss experience adjusted for factors that are relevant to determining the expected collectability of accounts receivable. Some of these factors include current market conditions, delinquency trends, aging behavior of receivables and credit and liquidity quality indicators for industry groups, customer classes or individual customers.

Our estimates are reviewed and revised periodically based on the ongoing evaluation of credit quality indicators. Historically, actual write-offs for uncollectible accounts have not significantly differed from prior estimates.

We recognize unbilled revenue when revenue recognition occurs in advance of billings. Unbilled revenue is recognized in our Degree Program Segment because billings to university clients do not occur until after the academic term has commenced and final enrollment information is available. Our unbilled revenue represents contract assets.

Other receivables, net are comprised of amounts due under tuition payment plans with extended payment terms from students enrolled in certain of our alternative credential offerings. These plans, which are managed and serviced by third-party providers, are designed to assist students with covering tuition costs after all other student financial assistance and scholarships have been applied. The associated receivables generally have payment terms that exceed one year and are recorded net of any implied pricing concessions, which are determined based on our collections history, market data and any time value of money component. There are no fees or origination costs included in these receivables.

Deferred revenue represents the excess of amounts billed or received as compared to amounts recognized in revenue on our consolidated statements of operations and comprehensive loss as of the end of the reporting period, and such amounts are reflected as a current liability on our consolidated balance sheets. Our deferred revenue represents contract liabilities. We generally receive payments from Degree Program Segment university clients early in each academic term and from Alternative Credential Segment students, either in full upon registration for the course or in full before the end of the course based on a payment plan, prior to completion of the service period. These payments are recorded as deferred revenue until the services are delivered or until our obligations are otherwise met, at which time revenue is recognized.

Business Combinations

The purchase price of an acquisition is allocated to the assets acquired, including intangible assets, and liabilities assumed, based on their respective fair values at the acquisition date. The excess of the cost of an acquired entity, net of the amounts assigned to the assets acquired and liabilities assumed, is recognized as goodwill. The net assets and results of operations of an acquired entity are included on our consolidated financial statements from the acquisition date.

The purchase price allocation process requires management to make significant estimates and assumptions, especially with respect to intangible assets. Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience, market conditions, and information obtained from management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. Unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results.

On November 16, 2021, we completed the edX Acquisition for a purchase price of $768.0 million. Refer to Note 3 in the "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding this transaction.

Long-Lived Assets

Amortizable Intangible Assets

Acquired Definite-lived Intangible Assets. We capitalize purchased definite-lived intangible assets, such as software, websites, trade names, and domains, and amortize them on a straight-line basis over their estimated useful life. Historically, we have assessed the useful lives of these acquired intangible assets to be between three and 25 years.

Capitalized Technology. Capitalized technology includes certain purchased software and technology licenses, direct third-party costs, and internal payroll and payroll-related costs used in the creation of our internal-use software. Software development projects generally include three stages: the preliminary project stage (all costs are expensed as incurred), the application development stage (certain costs are capitalized and certain costs are expensed as incurred) and the post-implementation/operation stage (all costs are expensed as incurred). Costs capitalized in the application development stage include costs of designing the application, coding, integrating our technology with the university's networks and systems, and the testing of the software. Capitalization of costs requires judgment in determining when a project has reached the application development stage and the period over which we expect to benefit from the use of that software. Once the software is placed in service, these amounts are amortized using the straight-line method over the estimated useful life of the software, which is generally three to five years.

Capitalized Content Development. We develop content for each offering on a course-by-course basis in collaboration with university client faculty and industry experts. Depending upon the offering, we may use materials provided by university clients and their faculty, including curricula, case studies, presentations and other reading materials. We are responsible for the creation of materials suitable for delivery through our online learning platform, including all expenses associated with this effort. With respect to the Degree Program Segment, the development of content is part of our single performance obligation and is considered a contract fulfillment cost.

The content development costs that qualify for capitalization are third-party direct costs, such as videography, editing and other services associated with creating digital content. Additionally, we capitalize internal payroll and payroll-related expenses incurred to create and produce videos and other digital content utilized in the university clients' offerings for delivery via our online learning platform. Capitalization ends when content has been fully developed by both us and the university client, at which time amortization of the capitalized content development begins. The capitalized costs for each offering are recorded on a course-by-course basis and included in amortizable intangible assets, net on our consolidated balance sheets. These amounts are amortized using the straight-line method over the estimated useful life of the respective course, which is generally four to five years. The estimated useful life corresponds with the planned curriculum refresh rate. This refresh rate is consistent with expected curriculum refresh rates as cited by faculty members for similar on-campus offerings.

Evaluation of Long-Lived Assets

We review long-lived assets, which consist of property and equipment, capitalized technology, capitalized content development and acquired finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. In order to assess the recoverability of the capitalized technology and content development, the amounts are grouped by the lowest level of independent cash flows. Recoverability of a long-lived asset is measured by a comparison of the carrying value of an asset or asset group to the future undiscounted net cash flows expected to be generated by that asset or asset group. If such assets are not recoverable, the impairment to be recognized is measured by the amount by which the carrying value of an asset exceeds the estimated fair value (discounted cash flow) of the asset or asset group. Our impairment analysis is based upon cumulative results and forecasted performance.

Goodwill and Other Indefinite-lived Intangible Assets

We review goodwill and other indefinite-lived intangible assets for impairment annually, as of October 1, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill or an indefinite-lived asset below its carrying value.

Goodwill

We test our goodwill at the reporting unit level, which is an operating segment or one level below an operating segment. During the second quarter of 2023, we completed the update of our internal financial reporting structure to better align with the executive structure following the 2022 Strategic Realignment Plan. As a result of this update, our three reporting units within the Alternative Credential Segment (Executive Education, Boot Camp, and Open Courses) were combined into a single reporting unit (Alternative Credential). The Degree Program Segment continues to have one reporting unit (Degree Program). We performed impairment assessments before and after the change in reporting units. The results of these assessments are described further below.

We initially assess qualitative factors to determine if it is necessary to perform a quantitative goodwill impairment review. We review goodwill for impairment using a quantitative approach if we decide to bypass the qualitative assessment or determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value based on a qualitative assessment. Upon completion of a quantitative assessment, we may be required to recognize an impairment based on the difference between the carrying value and the fair value of the reporting unit.

We determine the fair value of a reporting unit by utilizing a weighted combination of income-based and market-based approaches.

The income-based approach requires us to make significant assumptions and estimates. These assumptions and estimates primarily include, but are not limited to, discount rates, terminal growth rates, and forecasts of revenue and margins. When determining these assumptions and preparing these estimates, we consider each reporting unit's historical results and current operating trends, revenue, profitability, cash flow results and forecasts, and industry trends. These estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, market capitalization, the continued efforts of competitors to gain market share and prospective student enrollment patterns.

In addition, the value of a reporting unit using the market-based approach is estimated by comparing the reporting unit to other publicly-traded companies and/or to publicly-disclosed business mergers and acquisitions in similar lines of business. The value of a reporting unit is based on pricing multiples of certain financial parameters observed in the comparable companies. We also make estimates and assumptions for market values to determine a reporting unit's estimated fair value. Changes in these estimates and assumptions could materially affect the determination of fair value and the goodwill impairment test result.

Other Indefinite-lived Intangible Assets

In November 2021, we acquired an indefinite-lived intangible asset, which represented the established edX trade name. We concluded that due to changes in facts and circumstances, effective July 1, 2023, the edX trade name should no longer have an indefinite useful life. We began amortizing the edX trade name on a straight-line basis over its estimated remaining useful life of 25 years. The impact of this change in accounting estimate was immaterial to our consolidated statements of operations for year ended December 31, 2023. We expect the impact to be immaterial in future periods. See Note 5 to our Consolidated Financial Statements in Item 8 of Part II of this annual report for more information regarding the indefinite-lived intangible asset.

We determined the fair value of our indefinite-lived asset utilizing the income-based approach. The income-based approach requires us to make significant assumptions and estimates. These assumptions and estimates primarily include, but are not limited to, discount rates, terminal growth rates, forecasts of revenue and margins, and royalty rates. When determining these assumptions and preparing these estimates, we consider historical results and current operating trends, revenue, profitability, cash flow results and forecasts, and industry trends. These estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, the continued efforts of competitors to gain market share and prospective student enrollment patterns.

Impairment Assessments

During both the first and third quarter of 2022, we experienced a significant decline in our market capitalization. Management deemed these declines triggering events related to our goodwill and indefinite-lived intangible asset. We performed interim impairment assessments as of March 1, 2022 and September 30, 2022.

For the interim impairment assessment performed as of March 1, 2022, we determined the carrying value of our Open Courses reporting unit and the carrying value of our indefinite-lived intangible asset, both within the Alternative Credential Segment, exceeded their respective estimated fair value. As a result, during the three months ended March 31, 2022, we recorded impairment charges of $28.8 million and $30.0 million to goodwill and the indefinite-lived intangible asset, respectively. These charges are included within operating expense on our consolidated statements of operations. The estimated fair value of each of the remaining reporting units exceeded their respective carrying value by approximately 10% or more.

For the interim impairment assessment performed as of September 30, 2022, we determined the carrying values of two of the reporting units within our Alternative Credential Segment and the carrying value of an indefinite-lived intangible asset exceeded their respective estimated fair value. As a result, during the three months ended September 30, 2022, we recorded impairment charges of $50.2 million to goodwill, of which $43.0 million related to the Open Courses reporting unit and $7.2 million related to the Executive Education reporting unit. In addition, during the three months ended September 30, 2022, we recorded impairment charges of $29.3 million to the indefinite-lived intangible asset within our Alternative Credential Segment. These charges are included within operating expense on our consolidated statements of operations. The estimated fair value of each of the remaining reporting units exceeded their respective carrying value by approximately 10% or more.

During the second quarter of 2023, we experienced a significant decline in our market capitalization, which management deemed to be a triggering event related to our goodwill and indefinite-lived intangible asset. In addition, as a result of the change in our reporting units in the second quarter of 2023, we performed interim impairment assessments before and after the change in reporting units. We performed these interim impairment assessments as of May 1, 2023.

For the interim impairment assessment performed as of May 1, 2023, before the change in reporting units, we determined the carrying value of our Open Courses reporting unit and the carrying value of our indefinite-lived intangible asset, both within the Alternative Credential Segment, exceeded their respective estimated fair value. As a result, during the three months ended June 30, 2023, we recorded impairment charges of $16.7 million to goodwill and $117.4 million to the indefinite-lived intangible asset. These charges are included within operating expense on our consolidated statements of operations. The estimated fair value of each of the remaining reporting units exceeded their respective carrying value by approximately 10% or more.

For the interim impairment assessment performed as of May 1, 2023, after the change in reporting units, management determined it was not more likely than not that the fair values of the Degree Program reporting unit and the Alternative Credential reporting unit were less than their respective carrying amounts. As such, we concluded that the goodwill relating to those reporting units was not impaired and further quantitative impairment assessment was not necessary.

During the third quarter of 2023, we experienced a significant decline in our market capitalization, which management deemed to be a triggering event related to our goodwill. We performed an interim impairment assessment as of September 30, 2023. The estimated fair value of each of the remaining reporting units exceeded their respective carrying value by more than 10%.

During the fourth quarter of 2023, we experienced a significant decline in our market capitalization. In addition, we made updates to certain long-term financial projections. Management deemed these factors to be triggering events related to our goodwill. We performed a quantitative interim impairment assessment as of December 31, 2023 and determined the carrying value of the Alternative Credential reporting unit exceeded its estimated fair value. As a result, during the three months ended December 31, 2023, we recorded impairment charges of $62.8 million to goodwill, These charges are included within operating expense on our consolidated statements of operations. The estimated fair value of the Degree Program reporting unit exceeded its carrying value by more than 10%.

For each of the interim impairment assessments, we utilized a weighted combination of the income-based approach and market-based approach to determine the fair value of each reporting unit and an income-based approach to determine the fair value of its indefinite-lived intangible asset. For the impairment assessments performed in 2022, key assumptions used in the income-based approach included discount rates based upon each respective reporting unit's or indefinite-lived intangible asset's weighted-average cost of capital adjusted for the risk associated with the operations at the time of the assessment, terminal growth rates and forecasts of revenue and margins. For the goodwill impairment assessments performed in 2023, key assumptions used in the income-based approach included discount rates based upon each respective reporting unit's or indefinite-lived intangible asset's weighted-average cost of capital adjusted for the risk associated with the operations at the time of the assessment, terminal growth rates and forecasts of revenue and margins. For the indefinite-lived intangible asset impairment assessment performed as of May 1, 2023, key assumptions used in the income-based approach included discount rates, terminal growth rates, forecasts of revenue, and a royalty rate. The income-based approach largely relied on inputs that were not observable to active markets, which would be deemed "Level 3" fair value measurements. Key assumptions used in the market-based approach included the selection of appropriate peer group companies. Changes in the estimates and assumptions used to estimate fair value could materially affect the determination of fair value and the impairment test result.

As of December 31, 2023 and December 31, 2022, the goodwill balance was $651.5 million and $734.6 million, respectively. As of December 31, 2023 the Degree Program reporting unit and the Alternative Credential reporting unit had goodwill balances of $192.5 million and $459.0 million, respectively. It is possible that future changes in circumstances, such as a decline in our market capitalization, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of our reporting units, could require us to record additional impairment charges in the future.

Changes in the estimates and assumptions used to estimate fair value could materially affect the determination of fair value and the impairment test result. For the impairment analysis of the Open Courses reporting unit performed as of May 1, 2023, a 1% increase or decrease to the discount rate, in isolation, would result in a $6.6 million decrease or a $7.5 million increase to the estimated fair value of the reporting unit, respectively, and a 1% decrease or increase to the terminal growth rate, in isolation, would result a $2.2 million decrease or a $2.5 million increase to the estimated fair value of the reporting unit, respectively.

For the impairment analysis of the indefinite-lived intangible asset performed as of May 1, 2023, a 1% increase or decrease to the discount rate, in isolation, would result in a $8.9 million decrease or a $11.2 million increase to the estimated fair value, respectively, and a 1% decrease or increase to the royalty rate, in isolation, would result a $9.8 million decrease or a $9.7 million increase to the estimated fair value, respectively.

For the impairment analysis of the Alternative Credential reporting unit performed as of December 31, 2023, a 1% increase or decrease to the discount rate, in isolation, would result in an $18.6 million decrease or a $20.7 million increase to the estimated fair value of the reporting unit, respectively, and a 1% decrease or increase to the terminal growth rate, in isolation, would result a $6.3 million decrease or a $7.0 million increase to the estimated fair value of the reporting unit, respectively.

See Note 5 to our Consolidated Financial Statements in Item 8 of Part II of this annual report for more information regarding goodwill and intangible assets.

Stock-Based Compensation

We provide stock-based compensation awards consisting of restricted stock units ("RSUs"), performance restricted stock units ("PRSUs") and stock options to employees, directors and consultants. We measure all stock-based compensation awards at fair value as of the grant date. The fair values of RSUs and PRSUs containing performance-based vesting conditions are based on the fair value of our stock on the date of grant. We use a Black-Scholes option pricing model to estimate the fair value of stock option grants and a Monte Carlo valuation model to estimate the fair value of PRSUs containing market-based vesting conditions. We also maintain the 2017 Employee Stock Purchase Plan (the "ESPP") and estimate the fair value of each purchase right thereunder as of the grant date using a Black-Scholes option pricing model.

The Black-Scholes and Monte Carlo valuation models require the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. For stock option grants, the risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of our employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the "simplified method." Under the "simplified method," the expected life of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. We use the "simplified method" due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on the historical volatility of our common stock over the estimated expected life of the stock options. We assume no dividend yield because dividends are not expected to be paid in the near future, which is consistent with our history of not declaring or paying dividends to date.

For PRSUs subject to market-based vesting conditions, the risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected life of the awards. The expected life is consistent with the performance measurement period of the awards. Expected volatility is based on the historical volatility of our common stock over the estimated expected life. We assume no dividend yield because dividends are not expected to be paid in the near future, which is consistent with our history of not declaring or paying dividends to date. The valuations determined by the Monte Carlo simulation utilize 50,000 future stock prices for us and our peer group. We have chosen this amount for the simulation as to minimize the standard modeling error and believe that the resulting distribution gives a reasonable estimate of the grant date fair value.

For awards subject only to service-based vesting conditions, we recognize stock-based compensation expense on a straight-line basis over the awards' requisite service period. For awards subject to both service and performance-based vesting conditions, we recognize stock-based compensation expense using an accelerated recognition method when it is probable that the performance condition will be achieved. For awards subject to both service and market-based vesting conditions, we recognize stock-based compensation expense using an accelerated recognition method over the requisite service period beginning with the date of the grant and ending upon completion of the service period, with stock-based compensation expense being recognized irrespective of the achievement of the market condition. For shares subject to the ESPP, we use the straight-line method to record stock-based compensation expense over the respective offering period.

Refer to Note 13 in the "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding our stock-based compensation awards.

Recent Accounting Pronouncements

Refer to Note 2 in the "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K for a discussion of the FASB's recent accounting pronouncements and their effect on us.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss to future earnings, values or future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Our exposure to market risk related to changes in foreign currency exchange rates is deemed moderate as further described below. In addition, we do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into exchange rate hedging arrangements to manage the risks described in the succeeding paragraphs.

Interest Rate Risk

We are subject to interest rate risk through our borrowings under our Second Amended Credit Agreement. Loans under the Second Amended Credit Agreement will bear interest at a per annum rate equal to (i) with respect to term loans, a base rate or the Term SOFR (as defined in the Second Amended Credit Agreement) rate, as applicable, plus a margin of 5.50% in the case of the base rate loans and 6.50% in the case of Term SOFR loans and (ii) with respect to revolving loans, a base rate or the Term SOFR rate, as applicable, plus a margin of 4.50% in the case of the base rate loans and 5.50% in the case of Term SOFR loans. As of December 31, 2023, borrowings under our Second Amended Credit Agreement were $416.2 million. A hypothetical change in interest rates by 100 basis points would result in a change to 2023 interest expense of approximately $4.2 million.

Foreign Currency Exchange Risk

We transact material business in foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. Our primary exposures are related to non-U.S. dollar denominated revenue and operating expenses in South Africa and the United Kingdom. Accounts relating to foreign operations are translated into U.S. dollars using prevailing exchange rates at the relevant period end. As a result, we would experience increased revenue and operating expenses in our non-U.S. operations if there were a decline in the value of the U.S. dollar relative to these foreign currencies. Conversely, we would experience decreased revenue and operating expenses in our non-U.S. operations if there were an increase in the value of the U.S. dollar relative to these foreign currencies. Translation adjustments are included as a separate component of stockholders' equity.

For the years ended December 31, 2023 and 2022, our foreign currency translation adjustments were losses of $5.7 million and $3.5 million, respectively. For the years ended December 31, 2023 and 2022, we recognized foreign currency exchange losses of $0.8 million and $4.2 million, respectively, included on our consolidated statements of operations and comprehensive loss.

The foreign exchange rate volatility of the trailing 12 months ended December 31, 2023 was 11% and 6% for the South African rand and British pound, respectively. The foreign exchange rate volatility of the trailing 12 months ended December 31, 2022 was 12% and 9% for the South African rand and British pound, respectively. A 10% fluctuation of foreign currency exchange rates would have had an immaterial effect on our results of operations and cash flows for all periods presented. The fluctuations of currencies in which we conduct business can both increase and decrease our overall revenue and expenses for any given fiscal period. Such volatility, even when it increases our revenue or decreases our expense, impacts our ability to accurately predict our future results and earnings.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations for the years ended December 31, 2023 and 2022, however, our business could be materially affected by inflation in the future. As inflation has accelerated in the U.S. and globally, we continue to monitor all inflation-driven costs, regardless of where they are incurred. If our costs were to become subject to significant inflationary pressures, the price increases implemented by our university clients and our own pricing strategies might not fully offset the higher costs, which could harm our business, financial condition and results of operations.

Item 8.   Financial Statements and Supplementary Data

2U, Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

2U, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of 2U, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement Schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company projects that it will not have sufficient cash on hand or available liquidity to meet the obligations of the Second Amended Credit Agreement. As a result, substantial doubt is raised about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Determination of implied pricing concessions

As discussed in Note 15 to the consolidated financial statements, the Company's Alternative Credential Segment recorded revenue of $384.9 million for the year ended December 31, 2023. As discussed in Note 2 to the consolidated financial statements, the transaction price in certain contracts with customers of the Alternative Credential Segment includes variable consideration, subject to a constraint, in the form of implied pricing concessions. The Company initially estimates the value of implied pricing concessions, including the effect of the constraint on variable consideration, at contract inception and updates the estimate in each reporting period based on the Company's collection history data and market data.

We identified the assessment of the estimated implied pricing concessions as a critical audit matter. Significant auditor judgment was involved in evaluating the reliability of market data and the weighting applied to the Company's collection history data and the market data used in estimating the overall rate of implied pricing concessions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to estimate the overall rate of implied pricing concessions, including controls related to the reliability of the market data and determination of the weighting applied to the Company's collection history data and market data used in the estimate. We evaluated the reliability of the market data by considering the source and nature of the data. We evaluated the reasonableness of the weighting applied to the Company's own collection history data and market data by performing sensitivity analyses over those inputs and by comparing the Company's overall rate of implied pricing concessions to data published by certain agencies of the federal government.

Impairment of goodwill and indefinite-lived intangible asset

As discussed in Note 2 to the consolidated financial statements, the Company reviews goodwill and other indefinite-lived intangible assets for impairment annually, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill or an indefinite-lived asset below its carrying value. During the second quarter of 2023, the Company determined the carrying value of the Open Courses reporting unit and the carrying value of an indefinite-lived intangible asset, both within the Alternative Credential Segment, exceeded their respective fair values. As a result, the Company recorded impairment charges of $16.7 million to goodwill, all of which related to the Open Courses reporting unit, and $117.4 million to the indefinite-lived intangible asset. In addition, during the fourth quarter, the Company determined the carrying value of its Alternative Credential reporting unit exceeded its estimated fair value. As a result, the Company recorded impairment charges of $62.8 million to goodwill. For each impairment assessment, the Company used a weighted combination of an income-based approach and market-based approach to determine the fair value of each reporting unit and an income-based approach to determine the fair value of its indefinite-lived intangible asset.

We identified the evaluation of the second quarter impairment of goodwill for the Open Courses reporting unit and an indefinite-lived intangible asset within the Alternative Credential Segment, and the fourth quarter impairment of the Alternative Credential reporting unit as a critical audit matter. Subjective auditor judgment was required to evaluate certain key assumptions applied in the respective income-based approaches used to determine the fair value of the reporting units and the indefinite-lived intangible asset. For the reporting units, the key assumptions included the forecasted revenue growth rates, including the terminal growth rate, forecasted margins, and the discount rates. For the indefinite-lived intangible asset, the key assumptions included the forecasted revenue growth rates, including the terminal growth rate, and the discount rate. Changes to these key assumptions could have had a substantial impact on the fair value of the reporting units and indefinite-lived intangible asset and the amount of the impairment charges. Additionally, the audit effort associated with the estimates required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's goodwill and indefinite-lived intangible asset impairment analysis process. This included controls related to the forecasted revenue growth rates, including the terminal growth rate, forecasted margins, and the development of the discount rates. We evaluated the Company's forecasted revenue growth rates and forecasted margins by comparing them to historical actual results for the Company and its peers. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's terminal growth rate by comparing it to publicly available market data

- evaluating the Company's discount rates by comparing the assumptions and data used by management to develop the discount rates to publicly available market data and historical experience.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

McLean, Virginia
March 6, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

2U, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited 2U, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement Schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements), and our report dated March 6, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

McLean, Virginia
March 6, 2024

2U, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 60,689	$ 167,518
Restricted cash	12,710	15,060
Accounts receivable, net	115,944	62,826
Other receivables, net	28,293	33,813
Prepaid expenses and other assets	33,828	43,090
Total current assets	251,464	322,307
Other receivables, net, non-current	12,507	14,788
Property and equipment, net	40,233	45,855
Right-of-use assets	63,986	72,361
Goodwill	651,498	734,620
Intangible assets, net	371,198	549,755
Other assets, non-current	68,797	71,173
Total assets	$ 1,459,683	$ 1,810,859
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 103,378	$ 110,020
Deferred revenue	81,949	90,161
Lease liability	15,158	13,909
Accrued restructuring liability	14,506	6,692
Other current liabilities	44,348	58,210
Total current liabilities	259,339	278,992
Long-term debt	896,514	928,564
Deferred tax liabilities, net	323	282
Lease liability, non-current	83,297	99,709
Other liabilities, non-current	1,165	1,796
Total liabilities	1,240,638	1,309,343
Commitments and contingencies (Note 7)		
Stockholders' equity		
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $0.001 par value, 200,000,000 shares authorized, 82,260,619 shares issued and outstanding as of December 31, 2023; 78,334,666 shares issued and outstanding as of December 31, 2022	83	78
Additional paid-in capital	1,741,657	1,700,855
Accumulated deficit	(1,497,579)	(1,179,972)
Accumulated other comprehensive loss	(25,116)	(19,445)
Total stockholders' equity	219,045	501,516
Total liabilities and stockholders' equity	$ 1,459,683	$ 1,810,859

See accompanying notes to consolidated financial statements.

2U, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2023	2022	2021
Revenue	$ 945,953	$ 963,080	$ 945,682
Costs and expenses			
Curriculum and teaching	129,304	129,886	130,817
Servicing and support	128,298	147,797	138,548
Technology and content development	176,218	190,472	179,061
Marketing and sales	372,129	422,147	456,096
General and administrative	132,680	159,418	200,054
Restructuring charges	36,256	33,239	8,544
Impairment charges	196,871	138,291	—
Total costs and expenses	1,171,756	1,221,250	1,113,120
Loss from operations	(225,803)	(258,170)	(167,438)
Interest income	1,961	1,165	1,475
Interest expense	(74,573)	(62,234)	(51,222)
Debt modification expense and loss on debt extinguishment	(16,735)	—	(1,101)
Other income (expense), net	(803)	(3,815)	22,324
Loss before income taxes	(315,953)	(323,054)	(195,962)
Income tax (expense) benefit	(1,654)	903	1,196
Net loss	$ (317,607)	$ (322,151)	$ (194,766)
Net loss per share, basic and diluted	$ (3.93)	$ (4.17)	$ (2.61)
Weighted-average shares of common stock outstanding, basic and diluted	80,891,146	77,327,850	74,580,115
Other comprehensive income (loss)			
Foreign currency translation adjustments, net of tax of $0 for all periods presented	(5,671)	(3,534)	(6,127)
Comprehensive loss	$ (323,278)	$ (325,685)	$ (200,893)

See accompanying notes to consolidated financial statements.

2U, Inc.
Consolidated Statements of Changes in Stockholders' Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance, December 31, 2020	72,451,521	$ 72	$ 1,646,574	$ (695,872)	$ (9,784)	$ 940,990
Issuance of common stock in connection with settlement of restricted stock units, net of withholdings	2,839,887	4	(18,784)	—	—	(18,780)
Exercise of stock options	312,570	—	6,489	—	—	6,489
Issuance of common stock in connection with employee stock purchase plan	150,685	—	3,583	—	—	3,583
Stock-based compensation expense	—	—	97,766	—	—	97,766
Net loss	—	—	—	(194,766)	—	(194,766)
Foreign currency translation adjustment	—	—	—	—	(6,127)	(6,127)
Balance, December 31, 2021	75,754,663	76	1,735,628	(890,638)	(15,911)	829,155
Cumulative effect of adoption of ASU No. 2020-06, net of taxes	—	—	(114,551)	32,817	—	(81,734)
Issuance of common stock in connection with settlement of restricted stock units, net of withholdings	2,118,999	2	(2,852)	—	—	(2,850)
Exercise of stock options, net	324,965	—	1,128	—	—	1,128
Issuance of common stock in connection with employee stock purchase plan	136,039	—	1,282	—	—	1,282
Stock-based compensation expense	—	—	80,220	—	—	80,220
Net loss	—	—	—	(322,151)	—	(322,151)
Foreign currency translation adjustment	—	—	—	—	(3,534)	(3,534)
Balance, December 31, 2022	78,334,666	78	1,700,855	(1,179,972)	(19,445)	501,516
Issuance of common stock in connection with settlement of restricted stock units, net of withholdings	3,446,458	4	(1,097)	—	—	(1,093)
Exercise of stock options, net	17,166	—	110	—	—	110
Issuance of common stock in connection with employee stock purchase plan	462,329	1	2,101	—	—	2,102
Stock-based compensation expense	—	—	39,688	—	—	39,688
Net loss	—	—	—	(317,607)	—	(317,607)
Foreign currency translation adjustment	—	—	—	—	(5,671)	(5,671)
Balance, December 31, 2023	82,260,619	$ 83	$ 1,741,657	$ (1,497,579)	$ (25,116)	$ 219,045

See accompanying notes to consolidated financial statements.

2U, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities			
Net loss	$ (317,607) $	(322,151) $	(194,766)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Non-cash interest expense	13,652	19,835	25,403
Depreciation and amortization expense	115,322	128,153	108,448
Stock-based compensation expense	39,688	80,220	97,766
Non-cash lease expense	17,404	21,020	18,933
Restructuring	866	9,555	5,014
Provision for credit losses	10,017	8,610	8,036
Impairment charges	196,871	138,291	—
Loss on debt extinguishment	12,123	—	1,101
Gain on sale of investment	—	—	(27,762)
Other	965	5,443	2,515
Changes in operating assets and liabilities, net of assets and liabilities acquired:			
Accounts receivable, net	(58,972)	(3,041)	(31,756)
Other receivables	2,980	(517)	(27,001)
Prepaid expenses and other assets	13,504	4,833	(7,636)
Accounts payable and accrued expenses	(436)	(42,735)	21,212
Deferred revenue	(8,657)	5,326	9,388
Other liabilities, net	(41,151)	(41,915)	(26,969)
Net cash (used in) provided by operating activities	(3,431)	10,927	(18,074)
Cash flows from investing activities			
Purchase of a business, net of cash acquired	—	5,010	(761,118)
Additions of amortizable intangible assets	(44,010)	(62,445)	(60,546)
Purchases of property and equipment	(6,021)	(11,755)	(9,788)
Purchase of investments	—	—	(1,000)
Proceeds from investments	—	—	38,818
Advances made to university clients	—	(310)	—
Advances repaid by university clients	200	200	200
Other	—	(50)	—
Net cash used in investing activities	(49,831)	(69,350)	(793,434)
Cash flows from financing activities			
Proceeds from debt	329,223	696	569,477
Payments on debt	(375,283)	(7,181)	(4,334)
Prepayment premium on extinguishment of senior secured term loan facility	(5,666)	—	—
Payment of debt issuance costs	(4,411)	—	(11,575)
Tax withholding payments associated with settlement of restricted stock units	(1,093)	(2,850)	(18,780)
Proceeds from exercise of stock options	110	1,128	6,489
Proceeds from employee stock purchase plan share purchases	2,102	1,282	3,583
Net cash (used in) provided by financing activities	(55,018)	(6,925)	544,860
Effect of exchange rate changes on cash	(899)	(1,983)	(2,309)
Net decrease in cash, cash equivalents and restricted cash	(109,179)	(67,331)	(268,957)
Cash, cash equivalents and restricted cash, beginning of period	182,578	249,909	518,866
Cash, cash equivalents and restricted cash, end of period	$ 73,399 $	182,578 $	249,909

See accompanying notes to consolidated financial statements.

1.   Organization

2U, Inc. (together with its subsidiaries, the "Company") is a leading online education platform company. The Company's mission is to expand access to, high-quality education and unlock human potential. As a trusted partner to top-ranked nonprofit universities and other leading organizations, the Company delivers technology and services that enable its clients to bring their educational offerings online at scale.

The Company provides 83 million people worldwide with access to world-class education in partnership with 260 top-ranked global universities and other leading organizations. Through edX, its education consumer marketplace, the Company offers more than 4,500 high-quality online learning opportunities, including open courses, executive education offerings, boot camps, professional certificates as well as undergraduate and graduate degree programs. The Company's offerings cover a wide range of topics including artificial intelligence, business, healthcare, education, and social work, and provide learners with an affordable pathway to achieve both short-term and long-term professional and educational goals. The Company's platform provides its clients with the digital infrastructure to launch world-class online education offerings and allow students to easily access high-quality, job-relevant education without the barriers of cost or location.

The Company has two reportable segments: the Degree Program Segment and the Alternative Credential Segment.

The Company's Degree Program Segment provides the technology and services to nonprofit colleges and universities to enable the online delivery of degree programs. Students enrolled in these programs are generally seeking an undergraduate or graduate degree of the same quality they would receive on campus.

The Company's Alternative Credential Segment provides premium online open courses, executive education programs, technical, and skills-based boot camps through relationships with nonprofit colleges and universities and other leading organizations. Students enrolled in these offerings are generally seeking to reskill or upskill for career advancement or personal development through shorter duration, lower-priced offerings. In addition to selling these offerings directly to individuals, the Company also sells to organizations and institutions, including employers, non-profits, governments and governmental entities to enable upskilling and reskilling of their workforces.

2.   Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the assets, liabilities, results of operations and cash flows of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

At each annual and interim period, the Company evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The evaluation is based on relevant conditions or events that are known or reasonably knowable at the date that the consolidated financial statements are issued.

Pursuant to the Second Amended Credit Agreement, as defined in Note 10, if more than $40 million of the Company's 2025 Notes, as defined below, remain outstanding on January 30, 2025, the maturity date of the outstanding term loan balance of $372.4 million springs forward to January 30, 2025.

The Second Amended Credit Agreement also contains a financial covenant that requires the Company to maintain $900 million minimum Recurring Revenues (as defined by the Second Amended Credit Agreement) as of the last day of any period of four consecutive fiscal quarters. As of December 31, 2023, the Company was in compliance with this covenant; however, management cannot provide assurance that minimum Recurring Revenues will be achieved by the Company in future periods. If the Company is unable to comply with this financial covenant and is otherwise unable to cure or obtain a waiver related to this covenant, the obligations under the Second Amended Credit Agreement could accelerate. Refer to Note 10 for further information about the Company's debt.

The Company's ability to continue as a going concern is dependent on refinancing its debt or raising capital to reduce its debt in the short term. If it is unable to complete the foregoing, the Company likely would not have sufficient cash on hand or available liquidity to pay off the balance of the term loan on the accelerated maturity date. The Company is currently evaluating options to refinance its debt in the short term; however, there can be no assurance that such financing would be available to the Company on favorable terms or at all. Given these factors, substantial doubt exists about the Company's ability to continue as a going concern within one year from the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to continue as a going concern and contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty, nor do they include adjustments to reflect the possible future effects of the recoverability and classification of recorded asset amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported herein. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. Significant items subject to such estimates include, but are not limited to, the measurement of provisions for credit losses, implied price concessions, acquired intangible assets, the recoverability of goodwill and indefinite-lived intangible assets, deferred tax assets, and the fair value of the convertible senior notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates. The Company evaluates its estimates and assumptions on an ongoing basis.

Revenue Recognition, Receivables and Provision for Credit Losses

The Company generates substantially all of its revenue from contractual arrangements, with either its university clients or students, to provide our technology and services.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the expected value method. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Any estimates, including the effect of the constraint on variable consideration, are evaluated at each reporting period, and if necessary, the Company adjusts its estimate of the overall transaction price. Revenue is then recognized over the remaining estimated period of performance using the cumulative catch-up method.

The Degree Program Segment derives revenue primarily from contractually specified percentages of the amounts the Company's university clients receive from their students in 2U-enabled degree programs for tuition and fees, less credit card fees and other specified charges the Company has agreed to exclude in certain university contracts. The Company's contracts with university clients in this segment have a single performance obligation, as the promises to provide a platform of tightly integrated technology and services that university clients need to attract, enroll, educate and support students are not distinct within the context of the contracts. The Company's contracts to provide its entire bundle of services generally have 10 to 15 year terms and the contracts to provide services under the flexible degree model generally have terms of five years or more. The single performance obligation is delivered as the university clients receive and consume benefits, which occurs ratably over a series of academic terms. The amounts received from university clients over the term of the arrangement are variable in nature in that they are dependent upon the tuition charged and the number of students that are enrolled in the program within each academic term. These amounts are allocated to and are recognized ratably over the related academic term, defined as the period beginning on the first day of classes through the last. Revenue is recognized net of an allowance, which is established for the Company's expected obligation to refund tuition and fees to university clients.

The Alternative Credential Segment derives revenue primarily from contracts with students for the tuition and fees paid to enroll in, and progress through, the Company's executive education programs and boot camps. The Company's executive education programs run between two and 16 weeks, while boot camps run between 12 and 24 weeks. In this segment, the Company's contracts with students include the delivery of the educational and related student support services and are treated as either a single performance obligation or multiple performance obligations, depending upon the offering being delivered. All performance obligations are satisfied ratably over the same presentation period, which is defined as the period beginning on the first day of the course through the last. The Company recognizes the proceeds received, net of any applicable pricing concessions, from the students enrolled and shares contractually specified amounts received from students with the associated university client, in exchange for licenses to use the university brand name and other university trademarks and other services that the university agrees to provide. These amounts are recognized as curriculum and teaching expenses on the Company's consolidated statements of operations and comprehensive loss. The Company's contracts with university clients in this segment typically have a shorter duration than the Company's contracts with university clients in the Degree Program Segment.

The Company does not disclose the value of unsatisfied performance obligations for the Degree Program Segment because the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a service that forms part of a single performance obligation. The Company does not disclose the value of unsatisfied performance obligations for the Alternative Credential Segment because the performance obligations are part of contracts that have original durations of less than one year.

Contract Acquisition Costs

The Company pays commissions to certain of its employees to obtain contracts with university clients in the Degree Program Segment. These costs are capitalized and recorded on a contract-by-contract basis and amortized using the straight-line method over the expected life, which is generally the length of the contract.

With respect to contract acquisition costs in the Alternative Credential Segment, the Company has elected to apply the practical expedient in Accounting Standards Codification ("ASC") Topic 606 to expense these costs as incurred, as the terms of contracts with students in this segment are less than one year.

Payments to University Clients

Pursuant to certain of the Company's contracts in the Degree Program Segment, the Company has made, or is obligated to make, payments to university clients at either the execution of a contract or at the extension of a contract in exchange for various marketing and other rights. Generally, these amounts are capitalized as other assets on the Company's consolidated balance sheets, and amortized as contra revenue over the life of the contract, commencing on the later of when payment is due or when contract revenue recognition begins.

Receivables, Contract Assets and Liabilities

Balance sheet items related to contracts consist of accounts receivable, net, other receivables, net, and deferred revenue on the Company's consolidated balance sheets. Accounts receivable, net includes trade accounts receivable, which are comprised of billed and unbilled revenue. The Company's trade accounts receivable balances have terms of less than one year. Accounts receivable, net is stated at amortized cost net of provision for credit losses. The Company's methodology to measure the provision for credit losses requires an estimation of loss rates based upon historical loss experience adjusted for factors that are relevant to determining the expected collectability of accounts receivable. Some of these factors include current market conditions, delinquency trends, aging behavior of receivables and credit and liquidity quality indicators for industry groups, customer classes or individual customers. The Company's estimates are reviewed and revised periodically based on the ongoing evaluation of credit quality indicators. Historically, actual write-offs for uncollectible accounts have not significantly differed from prior estimates.

The Company recognizes unbilled revenue when revenue recognition occurs in advance of billings. Unbilled revenue is recognized in the Degree Program Segment because billings to university clients do not occur until after the academic term has commenced and final enrollment information is available. The Company's unbilled revenue represents contract assets.

Other receivables, net are comprised of amounts due under tuition payment plans with extended payment terms from students enrolled in certain of the Company's alternative credential offerings. These plans, which are managed and serviced by third-party providers, are designed to assist students with covering tuition costs after all other student financial assistance and scholarships have been applied. The associated receivables generally have payment terms that range from 12 to 42 months and are recorded net of any implied pricing concessions, which are determined based on our collections history, market data and any time value of money component. There are no fees or origination costs included in these receivables.

Deferred revenue represents the excess of amounts billed or received as compared to amounts recognized in revenue on the Company's consolidated statements of operations and comprehensive loss as of the end of the reporting period, and such amounts are reflected as a current liability on the Company's consolidated balance sheets. The Company's deferred revenue represents contract liabilities. The Company generally receives payments from Degree Program Segment university clients early in each academic term and from Alternative Credential Segment students, either in full upon registration for the course or in full before the end of the course based on a payment plan, prior to completion of the service period. These payments are recorded as deferred revenue until the services are delivered or until the Company's obligations are otherwise met, at which time revenue is recognized.

Marketing and Sales Costs

The Company's marketing and sales costs relate to activities to attract students to offerings across both of the Company's segments. This includes the cost of Search Engine Optimization, Search Engine Marketing and Social Media Optimization, as well as personnel and personnel-related expense for the Company's marketing and recruiting teams. For the years ended December 31, 2023, 2022 and 2021, expense related to the Company's marketing and advertising efforts of its own brand were not material. All such costs are expensed as incurred and reported in marketing and sales expense on the Company's consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

The Company provides stock-based compensation awards consisting of restricted stock units ("RSUs"), performance restricted stock units ("PRSUs") and stock options to employees, directors and consultants. The Company measures all stock-based compensation awards at fair value as of the grant date. The fair values of RSUs and PRSUs containing performance-based vesting conditions are based on the fair value of the Company's stock on the date of grant. The Company uses a Monte Carlo valuation model to estimate the fair value of PRSUs containing market-based vesting conditions and uses a Black-Scholes option pricing model to measure the fair value of stock option grants. The Company also maintains the 2017 Employee Stock Purchase Plan (the "ESPP") and estimates the fair value of each purchase right thereunder as of the grant date using a Black-Scholes option pricing model.

For awards subject only to service-based vesting conditions, the Company recognizes stock-based compensation expense on a straight-line basis over the awards' requisite service period. For awards subject to both service and performance-based vesting conditions, the Company recognizes stock-based compensation expense using an accelerated recognition method when it is probable that the performance condition will be achieved. For awards subject to both service and market-based vesting conditions, the Company recognizes stock-based compensation expense using an accelerated recognition method over the requisite service period beginning with the date of the grant and ending upon completion of the service period, with stock-based compensation expense being recognized irrespective of the achievement of the market condition. The Company accounts for forfeitures as they occur. For shares subject to the ESPP, the Company uses the straight-line method to record stock-based compensation expense over the respective offering period.

Refer to Note 13 for further information about the Company's stock-based compensation awards.

Income Taxes

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in the financial statements. Under this method, the deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of the assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on the deferred tax assets and liabilities is recognized in earnings in the period when the new rate is enacted. Deferred tax assets are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company considers all positive and negative evidence relating to the realization of the deferred tax assets in assessing the need for a valuation allowance. The Company currently maintains a full valuation allowance against deferred tax assets in the U.S. and certain entities in the foreign jurisdictions.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company accounts for uncertainty in income taxes using a two-step approach for evaluating tax positions. Step one, recognition, occurs when the Company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Step two, measurement, determines the amount of benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Derecognition of a tax position that was previously recognized would occur if the Company subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense on the consolidated statements of operations and comprehensive loss.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank checking accounts, money market accounts, investments in certificates of deposit that have an original maturity of three months or less and highly liquid marketable securities with maturities at the time of purchase of three months or less.

Restricted Cash

The Company maintains restricted cash as collateral for standby letters of credit for the Company's leased facilities and in connection with the deferred government grant obligations.

Fair Value Measurements

The carrying amounts of certain assets and liabilities, including cash and cash equivalents, receivables, advances to university clients, accounts payable and accrued expenses and other current liabilities, approximate their respective fair values due to their short-term nature.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company's principal or, in the absence of a principal, most advantageous, market for the specific asset or liability.

U.S. GAAP provides for a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. Generally, assets are recorded at fair value on a non-recurring basis as a result of impairment charges. The Company remeasures non-financial assets such as goodwill, intangible assets and other long-lived assets at fair value when there is an indicator of impairment, and records them at fair value only when recognizing an impairment loss. The fair value hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. Refer to Notes 4 and 5 for further discussion of assets measured at fair value on a nonrecurring basis. The three tiers are defined as follows:

- *Level 1*—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

- *Level 2*—Observable inputs, other than quoted prices in active markets, that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

- *Level 3*—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

The Company has financial instruments, including cash deposits, receivables, accounts payable and debt. The carrying values for such financial instruments, other than the Company's convertible senior notes, each approximated their fair values as of December 31, 2023 and 2022. Refer to Note 10 for more information regarding the Company's convertible senior notes.

Long-Lived Assets

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Expenditures for major additions, construction and improvements are capitalized. Depreciation and amortization is expensed using the straight-line method over the estimated useful lives of the related assets, which range from three to five years for computer hardware and five to seven years for furniture and office equipment. Leasehold improvements are depreciated on a straight-line basis over the lesser of the remaining term of the leased facility or the estimated useful life of the improvement, which generally ranges from four to approximately 11 years. Useful lives of significant assets are periodically reviewed and adjusted prospectively to reflect the Company's current estimates of the respective assets' expected utility. Repair and maintenance costs are expensed as incurred.

Amortizable Intangible Assets

Acquired Definite-lived Intangible Assets. The Company capitalizes purchased intangible assets, such as software, websites, trade names and domains, and amortizes them on a straight-line basis over their estimated useful life. Historically, the Company has assessed the useful lives of these acquired intangible assets to be between three and 25 years.

Capitalized Technology. Capitalized technology includes certain purchased software and technology licenses, direct third-party costs, and internal payroll and payroll-related costs used in the creation of internal-use software. Software development projects generally include three stages: the preliminary project stage (all costs are expensed as incurred), the application development stage (certain costs are capitalized and certain costs are expensed as incurred) and the post-implementation/operation stage (all costs are expensed as incurred). Costs capitalized in the application development stage include costs of designing the application, coding, integrating the Company's technology with the university's networks and systems, and the testing of the software. Capitalization of costs requires judgment in determining when a project has reached the application development stage and the period over which the Company expects to benefit from the use of that software. Once the software is placed in service, these amounts are amortized using the straight-line method over the estimated useful life of the software, which is generally three to five years.

Capitalized Content Development. The Company develops content for each offering on a course-by-course basis in collaboration with university client faculty and industry experts. Depending upon the offering, the Company may use materials provided by university clients and their faculty, including curricula, case studies, presentations and other reading materials. The Company is responsible for the creation of materials suitable for delivery through the Company's online learning platform, including all expenses associated with this effort. With respect to the Degree Program Segment, the development of content is part of the Company's single performance obligation and is considered a contract fulfillment cost.

The content development costs that qualify for capitalization are third-party direct costs, such as videography, editing and other services associated with creating digital content. Additionally, the Company capitalizes internal payroll and payroll-related expenses incurred to create and produce videos and other digital content utilized in the university clients' offerings for delivery via the Company's online learning platform. Capitalization ends when content has been fully developed by both the Company and the university client, at which time amortization of the capitalized content development begins. The capitalized costs for each offering are recorded on a course-by-course basis and included in intangible assets, net on the Company's consolidated balance sheets. These costs are amortized using the straight-line method over the estimated useful life of the respective course, which is generally four to five years. The estimated useful life corresponds with the planned curriculum refresh rate. This refresh rate is consistent with expected curriculum refresh rates as cited by faculty members for similar on-campus offerings.

Evaluation of Long-Lived Assets

The Company reviews long-lived assets, which consist of property and equipment, capitalized technology, capitalized content development and acquired finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. In order to assess the recoverability of the capitalized technology and content development, the amounts are grouped by the lowest level of independent cash flows. Recoverability of a long-lived asset is measured by a comparison of the carrying value of an asset or asset group to the future undiscounted net cash flows expected to be generated by that asset or asset group. If such assets are not recoverable, the impairment to be recognized is measured by the amount by which the carrying value of an asset exceeds the estimated fair value (discounted cash flow) of the asset or asset group. The Company's impairment analysis is based upon cumulative results and forecasted performance.

Non-Cash Long-Lived Asset Additions

The Company had non-cash capital asset additions of $0.8 million and $1.2 million in property and equipment, during the years ended December 31, 2023 and 2022, respectively.

Business Combinations

The purchase price of an acquisition is allocated to the assets acquired, including intangible assets, and liabilities assumed, based on their respective fair values at the acquisition date. Acquisition-related costs are expensed as incurred. The excess of the cost of an acquired entity, net of the amounts assigned to the assets acquired and liabilities assumed, is recognized as goodwill. The net assets and results of operations of an acquired entity are included on the Company's consolidated financial statements from the acquisition date.

Goodwill and Other Indefinite-lived Intangible Assets

The Company reviews goodwill and other indefinite-lived intangible assets for impairment annually, as of October 1, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill or an indefinite-lived asset below its carrying value.

Goodwill

Goodwill is the excess of purchase price over the fair value of identified net assets of businesses acquired. The Company's goodwill balance relates to its acquisitions of GetSmarter in July 2017, Trilogy in May 2019 and edX in November 2021. The Company tests goodwill at the reporting unit level, which is an operating segment or one level below an operating segment. The Company initially assesses qualitative factors to determine if it is necessary to perform a quantitative goodwill impairment review. The Company reviews goodwill for impairment using a quantitative approach if it decides to bypass the qualitative assessment or determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value based on a qualitative assessment. Upon completion of a quantitative assessment, the Company may be required to recognize an impairment based on the difference between the carrying value and the fair value of the reporting unit.

During the second quarter of 2023, the Company completed an update of its internal financial reporting structure to better align with the executive structure following the 2022 Strategic Realignment Plan. As a result of this update, the Company's three reporting units within the Alternative Credential Segment (Executive Education, Boot Camp, and Open Courses) were combined into a single reporting unit (Alternative Credential). The Degree Program Segment continues to have one reporting unit (Degree Program). The Company performed impairment assessments before and after the change in reporting units. Refer to the Interim Impairment Assessments section below for further information regarding the results of these assessments.

The Company determines the fair value of a reporting unit by utilizing a weighted combination of the income-based and market-based approaches.

The income-based approach requires the Company to make significant assumptions and estimates. These assumptions and estimates primarily include, but are not limited to, discount rates, terminal growth rates, and forecasts of revenue and margins. When determining these assumptions and preparing these estimates, the Company considers each reporting unit's historical results and current operating trends, revenue, profitability, cash flow results and forecasts, and industry trends. These estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, market capitalization, the continued efforts of competitors to gain market share and prospective student enrollment patterns.

In addition, the value of a reporting unit using the market-based approach is estimated by comparing the reporting unit to other publicly traded companies and/or to publicly-disclosed business mergers and acquisitions in similar lines of business. The value of a reporting unit is based on pricing multiples of certain financial parameters observed in the comparable companies. The Company also makes estimates and assumptions for market values to determine a reporting unit's estimated fair value.

Other Indefinite-lived Intangible Assets

In November 2021, the Company acquired an indefinite-lived intangible asset, which represented the established edX trade name. The Company concluded that due to changes in facts and circumstances, effective July 1, 2023, the edX trade name should no longer have an indefinite useful life. The Company began amortizing the edX trade name on a straight-line basis over its estimated remaining useful life of 25 years. The impact of this change in accounting estimate was immaterial to the Company's consolidated statements of operations for the year ended December 31, 2023. The Company expects the impact to be immaterial in future periods.

The Company determined the fair value of its indefinite-lived asset utilizing the income-based approach. The income-based approach requires the Company to make significant assumptions and estimates. These assumptions and estimates primarily include, but are not limited to, discount rates, terminal growth rates, forecasts of revenue and margins, and royalty rates. When determining these assumptions and preparing these estimates, the Company considers historical results and current operating trends, revenue, profitability, cash flow results and forecasts, and industry trends. These estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, the continued efforts of competitors to gain market share and prospective student enrollment patterns.

Impairment Assessments

During both the first and third quarter of 2022, the Company experienced a significant decline in its market capitalization. Management deemed these declines triggering events related to the Company's goodwill and indefinite-lived intangible asset. The Company performed interim impairment assessments as of March 1, 2022 and September 30, 2022.

For the quantitative interim impairment assessment performed as of March 1, 2022, management determined the carrying value of the Open Courses reporting unit and the carrying value of an indefinite-lived intangible asset, both within the Alternative Credential Segment, exceeded their respective estimated fair value. As a result, during the three months ended March 31, 2022, the Company recorded impairment charges of $28.8 million and $30.0 million to goodwill and the indefinite-lived intangible asset, respectively. These charges are included within operating expense on the Company's consolidated statements of operations. The estimated fair value of each of the remaining reporting units exceeded their respective carrying value by approximately 10% or more.

For the quantitative interim impairment assessment performed as of September 30, 2022, management determined the carrying value of two of the reporting units and the carrying value of an indefinite-lived intangible asset, each within the Company's Alternative Credential Segment, exceeded their respective estimated fair value. As a result, during the three months ended September 30, 2022, the Company recorded impairment charges of $50.2 million to goodwill, of which $43.0 million related to the Open Courses reporting unit and $7.2 million related to the Executive Education reporting unit, and $29.3 million to the indefinite-lived intangible asset. These charges are included within operating expense on the Company's consolidated statements of operations. The estimated fair value of each of the remaining reporting units exceeded their respective carrying value by approximately 10% or more.

Other than the reporting units impaired in the third quarter of 2022, based on the qualitative assessment performed as of October 1, 2022, the date of the annual goodwill impairment assessment, the Company had no reporting units whose estimated fair value exceeded their carrying value by less than 10%.

During the second quarter of 2023, the Company experienced a significant decline in its market capitalization, which management deemed to be a triggering event related to the Company's goodwill and indefinite-lived intangible asset. In addition, as a result of the change in the Company's reporting units in the second quarter of 2023, the Company performed interim impairment assessments before and after the change in reporting units. The Company performed these interim impairment assessments as of May 1, 2023.

For the quantitative interim impairment assessment performed as of May 1, 2023, before the change in reporting units, management determined the carrying value of the Open Courses reporting unit and the carrying value of an indefinite-lived intangible asset, both within the Alternative Credential Segment, exceeded their respective estimated fair value. As a result, during the three months ended June 30, 2023, the Company recorded impairment charges of $16.7 million to goodwill, all of which related to the Open Courses reporting unit, and $117.4 million to the indefinite-lived intangible asset. These charges are included within operating expense on the Company's consolidated statements of operations. The estimated fair value of each of the remaining reporting units exceeded their respective carrying value by approximately 10% or more.

For the interim impairment assessment performed as of May 1, 2023, after the change in reporting units, management determined it was not more likely than not that the fair values of the Degree Program reporting unit and the Alternative Credential reporting unit were less than their respective carrying amounts. As such, the Company concluded that the goodwill relating to those reporting units was not impaired and further quantitative impairment assessment was not necessary.

During the third quarter of 2023, the Company experienced a significant decline in its market capitalization, which management deemed to be a triggering event related to the Company's goodwill. The Company performed a quantitative interim impairment assessment as of September 30, 2023. The estimated fair value of each of the Company's reporting units exceeded their respective carrying value by more than 10%. Based on the qualitative assessment performed as of October 1, 2023, the date of the annual goodwill impairment assessment, the Company had no reporting units whose estimated fair value exceeded their carrying value by less than 10%.

During the fourth quarter of 2023, the Company experienced a significant decline in its market capitalization. In addition, the Company made updates to certain long-term financial projections. Management deemed these factors to be triggering events related to the Company's goodwill. The Company performed a quantitative interim impairment assessment as of December 31, 2023 and determined the carrying value of its Alternative Credential reporting unit exceeded its estimated fair value. As a result, during the three months ended December 31, 2023, the Company recorded impairment charges of $62.8 million to goodwill. This charge is included within operating expense on the Company's consolidated statements of operations. The estimated fair value of the Degree Program reporting unit exceeded its carrying value by more than 10%.

It is possible that future changes in circumstances, such as a decline in our market capitalization, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of our reporting units, could require us to record additional impairment charges in the future.

For each of the interim impairment assessments, the Company utilized a weighted combination of an income-based approach and market-based approach to determine the fair value of each reporting unit and an income-based approach to determine the fair value of its indefinite-lived intangible asset. Key assumptions used in the income-based approach included discount rates based upon each respective reporting unit's or indefinite-lived intangible asset's weighted-average cost of capital adjusted for the risk associated with the operations at the time of the assessment, terminal growth rates, forecasts of revenue and margins, and royalty rates. The income-based approach largely relied on inputs that were not observable to active markets, which would be deemed "Level 3" fair value measurements, as defined in the Fair Value Measurements section above. Key assumptions used in the market-based approach included the selection of appropriate peer group companies. Changes in the estimates and assumptions used to estimate fair value could materially affect the determination of fair value and the impairment test result.

Employee Benefits

The Company offers a variety of benefits to its employees (e.g., health care, gym memberships and tuition reimbursement). The Company accounts for costs related to providing employee benefits as incurred, unless there is a service requirement, in which case, such costs are recognized over the service commitment period.

Convertible Senior Notes

In April 2020, the Company issued 2.25% convertible senior notes due May 1, 2025 (the "2025 Notes") in an aggregate principal amount of $380 million, including the exercise by the initial purchasers of an option to purchase additional 2025 Notes, in a private offering. Refer to Note 10 for more information regarding the 2025 Notes.

In January 2023, the Company issued 4.50% convertible senior notes due February 1, 2030 (the "2030 Notes") in an aggregate principal amount of $147.0 million in a private offering. Refer to Note 10 for more information regarding the 2030 Notes.

Pursuant to ASU No. 2020-06, the Company's convertible senior notes are accounted for as a single instrument.

Debt Issuance Costs

Debt issuance costs are incurred as a result of entering into certain borrowing transactions and are presented as a reduction from the carrying amount of the debt liability on the Company's consolidated balance sheets. Debt issuance costs are amortized over the term of the associated debt instrument. The amortization of debt issuance costs is included as a component of interest expense on the Company's consolidated statements of operations and comprehensive loss. If the Company extinguishes debt prior to the end of the underlying instrument's full term, some or all of the unamortized debt issuance costs may need to be written off, and a loss on extinguishment may need to be recognized. Refer to Note 10 for further information about the Company's debt.

Leases

For the Company's operating leases, an assessment is performed to determine if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the information necessary to determine the rate implicit in the Company's leases is not readily available, the Company determines its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any prepaid lease payments made, less lease incentives. The Company's lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not have any finance leases for any periods presented.

The Company has elected, as an accounting policy for its leases of real estate, to account for lease and non-lease components in a contract as a single lease component. In addition, the recognition requirements are not applied to leases with a term of 12 months or less. Rather, the lease payments for short-term leases are recognized on the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

Variable payments that depend on an index or a rate are initially measured using the index or rate at the lease commencement date. Such variable payments are included in the total lease payments when measuring the lease liabilities and ROU assets. The Company will only remeasure variable payments that depend on an index or a rate when the Company is remeasuring the lease liabilities due to any of the following occurring: (i) the lease is modified and the modification is not accounted for as a separate contract; (ii) a contingency, upon which some or all of the variable lease payments that will be paid over the remainder of the lease term are based, is resolved; (iii) there is a change in lease term; (iv) there is a change in the probability of exercising a purchase option; or (v) there is a change in the amount probable of being owed under residual value guarantees. Until the lease liabilities are remeasured due to one of the aforementioned events, additional payments for an increase in the index or rate will be recognized in the period in which they are incurred. Variable payments that do not depend on an index or a rate are excluded from the measurement of the lease liabilities and recognized in the consolidated statements of operations and comprehensive loss in the period in which the obligation for those payments is incurred.

Business Combinations

The purchase price of an acquisition is allocated to the assets acquired, including intangible assets, and liabilities assumed, based on their respective fair values at the acquisition date. Acquisition-related costs are expensed as incurred. The excess of the cost of an acquired entity, net of the amounts assigned to the assets acquired and liabilities assumed, is recognized as goodwill. The net assets and results of operations of an acquired entity are included on the Company's consolidated financial statements from the acquisition date.

Foreign Currency Translation

For the portion of the Company's non-U.S. business where the local currency is the functional currency, operating results are translated into U.S. dollars using the average rate of exchange for the period, and assets and liabilities are converted at the closing rates on the period end date. Gains and losses on translation of these accounts are accumulated and reported as a separate component of stockholder's equity and comprehensive loss.

For any transaction that is in a currency different from the entity's functional currency, the Company records a gain or loss based on the difference between the exchange rate at the transaction date and the exchange rate at the transaction settlement date (or rate at period end, if unsettled) as other income (expense), net on the consolidated statements of operations and comprehensive loss.

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. All of the Company's cash is held at financial institutions that management believes to be of high credit quality. The Company's bank accounts exceed federally insured limits at times. The Company has not experienced any losses on cash to date. The Company maintains an allowance for doubtful accounts, if needed, based on collection history.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. This ASU is intended to provide optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, to ease the potential accounting and financial reporting burden associated with the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. This ASU may be applied as of the beginning of any interim period that includes its effective date (i.e., March 12, 2020) through December 31, 2022. On December 21, 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. This ASU defers the sunset date from December 31, 2022 to December 31, 2024 and is effective immediately. The Company will adopt the standard when LIBOR is discontinued and does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2022, the FASB issued ASU No 2022-02, *Financial Instruments - Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures*. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13 and enhances the disclosure requirements for certain loan refinancings when borrowers are experiencing financial difficulty. In addition, the ASU requires the disclosure of current-period gross write-offs for financing receivables by year of origination in the vintage disclosures. This ASU is effective for fiscal years beginning after December 15, 2022. The Company adopted this ASU in the first quarter of 2023. Adoption of this standard did not have a material impact on the Company's consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU No 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU requires annual and interim disclosures that are expected to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023 and should be adopted on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* This ASU requires new disclosures about income taxes, primarily focused on the disclosure of income taxes paid and the rate reconciliation table. The ASU is effective for annual periods beginning after December 15, 2024 and should be applied on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements and related disclosures.

3.   Business Combination

On November 16, 2021, pursuant to the Membership Interest Purchase Agreement, dated June 28, 2021 (the "Purchase Agreement"), by and among the Company, edX Inc., a Massachusetts nonprofit corporation ("edX Inc.") and edX LLC (f/k/a Circuit Sub LLC), a Delaware limited liability company and a wholly owned subsidiary of edX Inc. ("edX"), edX Inc. contributed substantially all of its assets to edX and the Company acquired 100% of the outstanding membership interests of edX (the "edX Acquisition") including the edX brand, website, and marketplace.

The total preliminary purchase price was $773.0 million in cash consideration, of which $23.0 million was distributed to an escrow account to satisfy indemnification claims and purchase price adjustments, as applicable. As of December 31, 2023, $3.4 million remained in escrow. During the year ended December 31, 2022, the Company recorded working capital adjustments of $5.0 million, reducing the final purchase price to $768.0 million.

The transaction was accounted for under the acquisition method of accounting and revenue and operating expense have been included in the Company's consolidated statement of operations since the date of acquisition. The Company recorded $14.8 million and $0.3 million of acquisition costs in general and administrative expense related to this acquisition during the years ended December 31, 2021 and 2020, respectively.

Under the acquisition method of accounting, the total preliminary purchase price was allocated to edX's net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of November 16, 2021. The following table summarizes the final purchase price allocation based on the estimated fair value of the assets acquired and liabilities assumed and reflects the measurement period adjustments recorded during the year ended December 31, 2022.

	Estimated Useful Life (in years)	Purchase Price Allocation
		(in thousands)
Cash and cash equivalents		$ 11,901
Accounts receivable		6,608
Prepaid expenses and other assets		13,098
Property and equipment, net		529
Right-of-use assets		2,355
Other assets, non-current		572
Accounts payable and accrued expenses		(10,057)
Deferred revenue		(16,408)
Lease liability		(2,512)
Other liabilities		(32,981)
Intangible assets:		
Developed technology	3	15,400
University client relationships	10	104,000
Enterprise client relationships	10	14,300
Trade names	indefinite*	255,000
Goodwill		406,204
		$ 768,009

---

*   In 2023, the Company began amortizing the trade name on a straight-line basis over its estimated useful life of 25 years. Refer to Note 5 for further information about the change in estimated useful life.

The estimated values of the definite-lived intangibles are being amortized on a straight-line basis over the estimated useful lives. The methodologies utilized to determine the estimated fair values of the acquired intangible assets are Level 3 measurements.

The acquired indefinite-lived intangible asset represents the established edX trade name that the Company expects to be the primary brand for the Company's marketplace, educational offerings and services. The Company concluded that due to changes in facts and circumstances, effective July 1, 2023, the edX trade name should no longer have an indefinite useful life. The Company began amortizing the edX trade name on a straight-line basis over its estimated remaining useful life of 25 years. Acquired client relationships represent agreements with existing clients as of the acquisition date. The fair values of the trade name and the client relationships were determined using the discounted cash flow method. Under this method, the Company's significant assumptions and estimates included expected future cash flows and the weighted-average cost of capital.

The acquired developed technology represents technology that had reached technological feasibility and for which development had been completed as of the date of the edX Acquisition. The Company utilized the relief-from-royalty valuation method to value the acquired technology. Under this method, the Company's significant assumptions and estimates included an estimated market royalty rate, remaining useful life, future revenue, and a rate of return utilized in the determination of a discounted present value.

The goodwill balance is primarily attributed to the assembled workforce, expanded market opportunities and operating synergies anticipated upon the integration of the operations of the Company and edX. The goodwill is expected to be deductible for tax purposes. Refer to Note 5 for details.

4.   Property and Equipment, Net

The following table presents the components of property and equipment, net on the Company's consolidated balance sheets as of each of the dates indicated.

	December 31, 2023	December 31, 2022
	(in thousands)	
Computer hardware	$ 6,747	$ 8,392
Furniture and office equipment	8,725	9,453
Leasehold improvements	72,165	67,188
Leasehold improvements in process	76	4,631
Total	87,713	89,664
Accumulated depreciation and amortization	(47,480)	(43,809)
Property and equipment, net	$ 40,233	$ 45,855

Depreciation expense of property and equipment was $10.6 million, $11.3 million and $12.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

5.   Goodwill and Intangible Assets

The following tables present the changes in the carrying amount of goodwill by reportable segment on the Company's consolidated balance sheets for the periods indicated.

	Balance as of December 31, 2021	Allocations	Adjustments	Impairment Charges	Foreign Currency Translation Adjustments	Balance as of December 31, 2022
			(in thousands)			
Degree Program Segment						
Gross goodwill	$ —	$ 198,378	$ (5,919)	$ —	$ —	$ 192,459
Accumulated impairments	—	—	—	—	—	—
Net goodwill	—	198,378	(5,919)	—	—	192,459
Alternative Credential Segment						
Gross goodwill	$ 481,366	$ 225,174	$ (11,429)	$ —	$ (3,580)	$ 691,531
Accumulated impairments	(70,379)	—	—	(78,991)	—	(149,370)
Net goodwill	410,987	225,174	(11,429)	(78,991)	(3,580)	542,161
Unallocated goodwill	$ 423,552	$ (423,552)	$ —	$ —	$ —	$ —
Total						
Gross goodwill	$ 904,918	$ —	$ (17,348)	$ —	$ (3,580)	$ 883,990
Accumulated impairments	(70,379)	—	—	(78,991)	—	(149,370)
Net goodwill	$ 834,539	$ —	$ (17,348)	$ (78,991)	$ (3,580)	$ 734,620

During the first quarter of 2022, the Company completed the allocation of the preliminary goodwill balance resulting from the edX Acquisition to the Company's reporting units. Refer to Note 3 for further information about the edX Acquisition. The goodwill was assigned to the reporting units that were expected to drive synergies from the acquisition, which was each of the Company's reporting units. In addition, during the year ended December 31, 2022, the Company recorded working capital adjustments of $5.0 million, adjustments to the preliminary valuation of acquired assets and assumed liabilities of edX of $12.3 million, and goodwill impairment charges of $79.0 million. Refer to Note 2 for further information about the goodwill impairment charges.

	Balance as of December 31, 2022	Impairment Charges*	Foreign Currency Translation Adjustments	Balance as of December 31, 2023
	(in thousands)			
Degree Program Segment				
Gross goodwill	$ 192,459	$ —	$ —	$ 192,459
Accumulated impairments	—	—	—	—
Net goodwill	192,459	—	—	192,459
Alternative Credential Segment				
Gross goodwill	$ 691,531	$ —	$ (3,651)	$ 687,880
Accumulated impairments	(149,370)	(79,471)	—	(228,841)
Net goodwill	542,161	(79,471)	(3,651)	459,039
Total				
Gross goodwill	$ 883,990	$ —	$ (3,651)	$ 880,339
Accumulated impairments	(149,370)	(79,471)	—	(228,841)
Net goodwill	$ 734,620	$ (79,471)	$ (3,651)	$ 651,498

Refer to Note 2 for further information about the goodwill impairment charges.

The following table presents the components of intangible assets, net on the Company's consolidated balance sheets as of each of the dates indicated.

	Estimated Average Useful Life (in years)	December 31, 2023			December 31, 2022		
		Gross Carrying Amount	Accumulated Amortization and Impairments	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization and Impairments	Net Carrying Amount
		(in thousands)					
Capitalized technology	3-5	$ 245,867	$ (159,155)	$ 86,712	$226,761	$ (132,621)	$ 94,140
Capitalized content development	4-5	233,592	(176,374)	57,218	261,844	(177,154)	84,690
University client relationships	9-10	208,823	(75,849)	132,974	210,138	(55,556)	154,582
Enterprise client relationships	10	14,300	(3,039)	11,261	14,300	(1,609)	12,691
Trade names and domain names*	5-25	284,810	(201,777)	83,033	284,701	(81,049)	203,652
Total intangible assets		$ 987,392	$ (616,194)	$371,198	$997,744	$ (447,989)	$549,755

---

* The Company concluded that due to changes in facts and circumstances, the edX trade name, which was classified as indefinite-lived as of June 30, 2023, is now finite-lived. In the third quarter of 2023, the Company began amortizing the trade name on a straight-line basis over its estimated useful life. The gross carrying amount of the edX trade name was $255.0 million as of both December 31, 2023 and December 31, 2022. Accumulated amortization and impairments include $176.7 million and $59.3 million of impairment charges related to the edX trade name as of December 31, 2023 and December 31, 2022, respectively. Refer to Note 2 for further information about these impairment charges.

The amounts presented in the table above include $43.4 million and $53.9 million of in process capitalized technology and content development as of December 31, 2023 and December 31, 2022, respectively.

The Company recorded amortization expense related to amortizable intangible assets of $104.7 million, $116.9 million and $95.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table presents the estimated future amortization expense of the Company's amortizable intangible assets placed in service as of December 31, 2023.

	Future Amortization Expense
	(in thousands)
2024	$ 76,084
2025	56,310
2026	41,557
2027	29,563
2028	25,800
Thereafter	98,483
Total	$ 327,797

6.   Other Balance Sheet Details

Prepaid Expenses and Other Assets

As of December 31, 2023 and 2022, the Company had balances of $19.8 million and $20.5 million, respectively, of prepaid assets within prepaid expenses and other assets on the consolidated balance sheets.

Other Assets, Non-current

As of December 31, 2023 and 2022, the Company had balances of $13.6 million and $9.3 million, respectively, of deferred expenses incurred to integrate the software associated with its cloud computing arrangements, within other assets, non-current on the consolidated balance sheets. Such expenses are subject to amortization over the remaining contractual term of the associated cloud computing arrangement, with a useful life of between three to five years. The Company incurred $3.7 million, $2.3 million, and $2.4 million of such amortization for the years ended December 31, 2023, 2022, and 2021, respectively.

Accounts Payable and Accrued Expenses

The following table presents the components of accounts payable and accrued expenses on the Company's consolidated balance sheets as of each of the dates indicated.

	December 31, 2023		December 31, 2022	
	(in thousands)			
Accrued university and instructional staff compensation	$	28,339	$	30,807
Accrued marketing expenses		19,652		15,988
Accrued compensation and related benefits		9,870		16,213
Accounts payable and other accrued expenses		45,517		47,012
Total accounts payable and accrued expenses	$	103,378	$	110,020

Other Current Liabilities

As of December 31, 2023 and 2022, the Company had balances of $10.5 million and $14.7 million, respectively, within other current liabilities on the consolidated balance sheets, which represent proceeds received from students enrolled in certain of the Company's alternative credential offerings that are payable to an associated university client. As of December 31, 2023 and 2022, the Company had accrued interest balances of $13.6 million and $11.2 million, respectively, within other current liabilities on the consolidated balance sheets.

7. Commitments and Contingencies

Legal Contingencies

The Company is involved in various claims and legal proceedings arising in the ordinary course of business. The Company accrues a liability when a loss is considered probable and the amount can be reasonably estimated. While the Company does not expect that the ultimate resolution of any existing claims and proceedings (other than the specific matters described below, if decided adversely), individually or in the aggregate, will have a material adverse effect on its financial position, an unfavorable outcome in some or all of these proceedings could have a material adverse impact on the results of operations or cash flows for a particular period. This assessment is based on the Company's current understanding of relevant facts and circumstances. With respect to current legal proceedings, the Company does not believe it is probable a material loss exceeding amounts already recognized has been incurred as of the date of the balance sheets presented herein. As such, the Company's view of these matters is subject to inherent uncertainties and may change in the future.

Favell, et al. v. University of Southern California and 2U, Inc. Consumer Class Action

On December 20, 2022, Plaintiffs Iola Favell, Sue Zarnowski, and Mariah Cummings filed a putative class action in the Superior Court of the State of California, County of Los Angeles, against the University of Southern California ("USC") and the Company on behalf of "[a]ll students who were enrolled in an online graduate degree program at USC Rossier, from April 1, 2009 through April 27, 2022." ("Favell I") Compl. ¶ 135. Plaintiffs purported to allege violations of California's False Advertising Law ("FAL"), Cal. Civ. Code § 17500, California's Unfair Competition Law ("UCL"), Cal. Civ. Code § 17200, California's Consumers Legal Remedies Act ("CLRA"), Cal. Civ. Code § 1770, as well as for unjust enrichment related to the use of USC Rossier's rankings in certain marketing materials.

On February 3, 2023, the Company removed the case to the United States District Court for the Central District of California. Then, on March 8, 2023, the Company filed a motion to dismiss the lawsuit, arguing, among other things, that all of Plaintiffs' allegations lacked merit and that certain claims for relief could not be brought in federal court in light of other allegations Plaintiffs had made. On March 28, 2023, before the court could rule on that motion, Plaintiffs filed an amended complaint (the "First Amended Complaint"), dropping the challenged claims for relief and instead asserting only a single cause of action under the CLRA. The First Amended Complaint is based on the same factual allegations as the original complaint but seeks declaratory relief, actual damages, incidental damages, consequential damages, compensatory damages, punitive damages, and attorneys' fees and costs in connection with their CLRA claim.

On March 28, 2023, Plaintiffs also filed a separate class action lawsuit in the Superior Court of the State of California, County of Los Angeles, reasserting the FAL, UCL, and CLRA claims they dropped from the federal lawsuit ("Favell II"). The state court lawsuit is based on the same factual allegations as the federal lawsuit. Plaintiffs seek declaratory and injunctive relief, restitution, and attorneys' fees and costs in connection with the claims in state court.

On April 17, 2023, the Company moved to dismiss the First Amended Complaint in Favell I in its entirety, arguing that all of Plaintiffs' claims lack merit. On May 4, 2023, the Company removed the Favell II lawsuit from state court to the United States District Court for the Central District of California, and Plaintiffs later filed a motion to remand it back to state court. On July 6, 2023, the Court held a hearing on the Company's motion to dismiss the First Amended Complaint in Favell I and the Plaintiffs' motion to remand in Favell II, and issued a ruling granting the Company's motion to dismiss with leave to amend and denying Plaintiffs' motion to remand. On July 28, 2023, Plaintiffs filed amended complaints in both Favell I and Favell II, adding an additional plaintiff and more detailed allegations but otherwise reasserting the same claims in each case. 2U moved to dismiss the amended complaints on August 31, 2023, and a hearing was held on November 16, 2023. On January 23, 2024, the Court issued an order dismissing Plaintiffs' amended complaints in both Favell I and II, but granting Plaintiffs leave to amend within twenty-one days of the order. Plaintiffs did not file an amended complaint within twenty-one days of the order. Therefore, there are no active claims against 2U in the matter any longer. The Company has always maintained that both lawsuits' claims against 2U were meritless.

2U, Inc., et al. v. Cardona, et al.

On April 4, 2023, the Company filed a lawsuit on behalf of itself and its South African subsidiary, Get Educated International Proprietary Ltd., against the Department of Education (the "Department") and Secretary of Education Miguel Cardona. The suit challenges a Dear Colleague Letter issued by the Department that would treat the Company and other Online Program Managers (OPMs) as highly regulated "Third-Party Servicers" for purposes of the Higher Education Act ("HEA").

The Company contends that the Department has exceeded its authority by seeking to expand the definition of "Third-Party Servicer" contained in the HEA, 20 U.S.C. § 1088(c), as well as in the Department's regulations and longstanding guidance documents. The Company also argues that the Department violated both the HEA and the Administrative Procedure Act in issuing its new understanding of Third-Party Servicer without following required rulemaking procedures. The case is now pending in the District of D.C., under case number 1:23-cv-00925. On April 7, 2023, the Company filed a motion for a stay and preliminary injunction to block the new Dear Colleague Letter to take effect as planned on September 1, 2023. On April 11, 2023, the Department announced that it would suspend the September 1, 2023 effective date and consider changes to the Dear Colleague Letter. The Department indicated that when it finalizes an updated version of the Dear Colleague Letter, the updated version will not go into effect for at least six months, to give regulated entities sufficient time to comply. Given these developments, the Company withdrew its motion for a stay and preliminary injunction and the court stayed the litigation pending the release of the finalized Dear Colleague Letter. On December 19, 2023, the parties filed a joint status report to the court, in which the government indicated that it was still in the process of developing an updated guidance, and that it did not anticipate issuing an updated guidance in the next 90 days. The Company believes that it has a meritorious claim and intends to vigorously pursue its challenge against the Department if the Department continues seeking to treat the Company as a Third-Party Servicer. Due to the complex nature of the legal issues involved, the outcome of this matter is not presently determinable.

Francis v. 2U, Inc. et al; Privacy Class Action

On October 10, 2023, plaintiff Chad Francis filed a putative class action against the Company and edX LLC in the United States District Court for the District of Massachusetts, alleging violations of the federal Video Privacy Protection Act. The plaintiff, who seeks to represent a class of individuals who viewed a video on edX while they had a Facebook account, alleges that 2U and edX disclosed his personal viewing information to Facebook without his consent. Plaintiff seeks damages of $2,500 for each violation, punitive damages, injunctive relief and attorney fees. On December 15, 2023, the Company and edX filed a motion to dismiss the complaint for failure to state a claim. The plaintiff filed a response on February 12, 2024, and the Company and edX's reply is due on March 13, 2024. The Company intends to vigorously defend against these claims. However, due to the complex nature of the legal and factual issues involved, the outcome of the matter is not presently determinable.

Marketing and Sales Commitments

Certain agreements entered into between the Company and its university clients in the Degree Program Segment require the Company to commit to meet certain staffing and spending investment thresholds related to marketing and sales activities. In addition, certain agreements in the Degree Program Segment require the Company to invest up to agreed-upon levels in marketing the programs to achieve specified program performance. The Company believes it is currently in compliance with all such commitments.

Other Vendor Commitments

In September 2023, as part of an effort to consolidate vendors to reduce the cost of launching programs, the Company entered into an agreement with an existing vendor to purchase content development and other services at more favorable pricing, with a total minimum commitment of $30.0 million through December 31, 2026.

Future Minimum Payments to University Clients

Pursuant to certain of the Company's contracts in the Degree Program Segment, the Company has made, or is obligated to make, payments to university clients in exchange for contract extensions and various marketing and other rights. Generally, these amounts are capitalized as other assets on the Company's consolidated balance sheets, and amortized as contra revenue over the life of the contract, commencing on the later of when payment is due or when contract revenue recognition begins.

The following table presents the estimated future minimum payments due to university clients as of December 31, 2023.

	Future Minimum Payments
	(in thousands)
2024	$ 3,569
2025	3,500
2026	3,500
2027	3,500
2028	3,500
Thereafter	—
Total future minimum payments to university clients	$ 17,569

Contingent Payments

The Company has entered into agreements with certain of its university clients in the Degree Program Segment that require the Company to make future minimum payments in the event that certain program metrics are not achieved on an annual basis. The Company recognizes any estimated contingent payments under these agreements as contra revenue over the period to which they relate, and records a liability in other current liabilities on the consolidated balance sheets.

8.   Restructuring Charges

During the second quarter of 2022, the Company accelerated its planned transition to a platform company (the "2022 Strategic Realignment Plan"). The plan was designed to reorient the Company around a single platform allowing it to pursue a portfolio-based marketing strategy that drives traffic to the edX marketplace. As part of the plan, the Company simplified its executive structure, reduced employee headcount, rationalized its real estate footprint and implemented steps to optimize marketing spend. During the third quarter of 2022, the Company completed the planned headcount reductions and consolidated its in-person operations to its offices in Lanham, Maryland and Cape Town, South Africa. In furtherance of the 2022 Strategic Realignment Plan, the Company reduced employee headcount during the third quarter of 2023.

The Company anticipates that it will incur aggregate restructuring charges associated with the 2022 Strategic Realignment Plan of approximately $70 million to $75 million. The Company recorded $24.9 million in restructuring charges related to the 2022 Strategic Realignment Plan for the year ended December 31, 2023. The Company recorded $24.9 million and $30.7 million in restructuring charges related to the 2022 Strategic Realignment Plan for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we incurred cumulative restructuring charges of $55.7 million related to the 2022 Strategic Realignment Plan. The majority of the estimated remaining restructuring charges relate to leased facilities and will be recognized as expense over the remaining lease terms, ranging from 1 to 9 years.

In late 2023, the Company announced leadership changes and commenced a comprehensive performance improvement exercise aimed at, among other things, further improving its profitability and optimizing its operating model. Part of this exercise includes headcount reductions associated with implementing changes to the Company's organizational structure, as management works to align staffing levels with business priorities across functional areas.

The following table presents restructuring charges by reportable segment on the Company's consolidated statements of operations for the periods indicated.

	Year Ended December 31, 2023		Year Ended December 31, 2022	
	Degree Program Segment	Alternative Credential Segment	Degree Program Segment	Alternative Credential Segment
Leadership and organizational structure changes				
Severance and severance-related costs	$ 9,486	$ 293	$ —	$ —
2022 Strategic Realignment Plan				
Severance and severance-related costs	11,980	195	8,993	6,431
Lease and lease-related charges*	9,098	2,594	11,215	1,061
Professional and other fees relating to restructuring activities	1,009	—	2,013	—
Other**	46	—	7	1,008
	22,133	2,789	22,228	8,500
Other restructuring charges***	1,508	47	2,300	211
Total restructuring charges	$ 33,127	$ 3,129	$ 24,528	$ 8,711

* For the years ended December 31, 2023, and 2022, includes $0.7 million and $8.5 million, respectively, of accelerated amortization of right-of-use assets and accelerated depreciation of leasehold improvements related to updates to the estimated useful lives of certain leased facilities and $10.9 million and $3.7 million, respectively, in rent expense associated with these facilities, including amortization of the right-of-use asset and accretion of the operating lease liability, sublease income, and other variable lease costs. The liabilities associated with these leases continue to be presented within lease liability and lease liability, non-current on the Company's consolidated balance sheets.

** Includes the acceleration of certain technology and content development costs.

*** Includes severance and severance-related costs and lease-related charges.

Summary of Accrued Restructuring Liability

The following table presents the additions and adjustments to the accrued restructuring liability on the Company's consolidated balance sheets for the periods indicated.

	Balance as of December 31, 2021	Additional Costs	Cash Payments	Balance as of December 31, 2022	Additional Costs	Cash Payments	Balance as of December 31, 2023
				(in thousands)			
Leadership and organizational structure changes							
Severance and severance-related costs	$ —	$ —	$ —	$ —	$ 9,779	$ —	$ 9,779
2022 Strategic Realignment Plan							
Severance and severance-related costs	—	14,762	(9,537)	5,225	11,312	(12,444)	4,093
Professional and other fees relating to restructuring activities	—	1,777	(854)	923	1,465	(2,025)	363
Lease and lease-related charges	—	3,351	(3,268)	83	12,865	(12,920)	28
Other severance and severance-related costs	1,735	728	(2,002)	461	512	(730)	243
Total restructuring	$ 1,735	$ 20,618	$ (15,661)	$ 6,692	$ 35,933	$ (28,119)	$ 14,506

9.   Leases

The Company leases facilities under non-cancellable operating leases primarily in the United States, South Africa, and the United Kingdom. The Company's operating leases have remaining lease terms of between less than one to 10 years, some of which include options to extend the leases for up to five years, and some of which include options to terminate the leases within one year. These options to extend the terms of the Company's operating leases were not deemed to be reasonably certain of exercise as of lease commencement and are therefore not included in the determination of their respective non-cancellable lease terms. The future lease payments due under non-cancellable operating lease arrangements contain fixed rent increases over the term of the lease.

In August 2021, the Company entered into an agreement with an unrelated party to sublease a portion of the Company's office space in Denver, Colorado, as part of its overall real estate management strategy. As of December 31, 2023, this sublease was classified as an operating lease and had a remaining term of 0.9 years with scheduled annual rent increases and no option to extend or renew the sublease term. Sublease income is recognized on a straight-line basis over the sublease term as a reduction to expense incurred by the Company under the associated master lease. In connection with the execution of this agreement, the Company recognized a non-cash loss on sublease of $4.8 million in the third quarter of 2021.

The following table presents the components of lease expense on the Company's consolidated statements of operations and comprehensive loss for each of the periods indicated.

	Year Ended December 31,	
	2023	2022
	(in thousands)	
Operating lease expense	$ 17,423	$ 20,943
Short-term lease expense	183	470
Variable lease expense	6,588	6,877
Sublease income	(2,021)	(1,310)
Total lease expense	$ 22,173	$ 26,980

As of December 31, 2023, for the Company's operating leases, the weighted-average remaining lease term was 6.2 years and the weighted-average discount rate was 10.8%. For the years ended December 31, 2023 and 2022, cash paid for amounts included in the measurement of operating lease liabilities was $24.4 million and $24.5 million, respectively. There were no lease liabilities arising from obtaining right-of-use assets for the year ended December 31, 2023. There were no lease liabilities arising from obtaining right-of-use assets for the year ended December 31, 2023. For the year ended December 31, 2022, lease liabilities arising from obtaining right-of-use assets were $15.5 million.

The following table presents the maturities of the Company's operating lease liabilities as of the date indicated, and excludes the impact of future sublease income totaling $4.7 million in aggregate.

	December 31, 2023
	(in thousands)
2024	$ 24,305
2025	20,530
2026	21,086
2027	21,666
2028	17,191
Thereafter	32,917
Total lease payments	137,695
Less: imputed interest	(39,240)
Total lease liability	$ 98,455

10. Debt

The following table presents the components of outstanding long-term debt on the Company's consolidated balance sheets as of each of the dates indicated.

	December 31, 2023		December 31, 2022	
		(in thousands)		
Term loan facilities	$	376,200	$	566,622
Revolving facility		40,000		—
Convertible senior notes		527,000		380,000
Deferred government grant obligations		3,500		3,500
Other borrowings		1,699		3,688
Less: unamortized debt discount and issuance costs		(43,670)		(17,666)
Total debt		904,729		936,144
Less: current portion of long-term debt		(8,215)		(7,580)
Total long-term debt	$	896,514	$	928,564

The Company believes the carrying value of its long-term debt approximates the fair value of the debt as the terms and interest rates approximate the market rates, other than the 2025 Notes, which had an estimated fair value of $191.7 million and $241.6 million as of December 31, 2023 and 2022, respectively, and the 2030 Notes, which had an estimated fair value of $55.0 million as of December 31, 2023. The 2030 Notes, described below, were issued in January 2023. Each of the Company's long-term debt instruments were classified as Level 2 within the fair value hierarchy.

The Company's cash interest payments, net of amounts capitalized, were $61.2 million, $43.8 million and $25.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Term Loan Credit and Guaranty Agreement

On January 9, 2023, the Company entered into an Extension Amendment, Second Amendment and First Incremental Agreement to Credit and Guaranty Agreement, dated as of January 9, 2023 (the "Second Amended Credit Agreement"), which amended the Company's existing term loan facilities, previously referred to as the Amended Term Loan Facilities. The provisions of the Second Amended Credit Agreement became effective upon the satisfaction of certain conditions set for therein, including, without limitation, the funding of the 2030 Notes referenced below and the prepayment of certain existing term loans to reduce the outstanding principal amount of term loans outstanding under the Amended Term Loan Facilities from $567 million to $380 million. Pursuant to the Second Amended Credit Agreement, the lenders thereunder agreed to, among other amendments, extend the maturity date of the term loans thereunder from December 28, 2024 to December 28, 2026 (or, if more than $40 million of the Company's 2025 Notes remain outstanding on January 30, 2025, January 30, 2025) and to provide a senior secured first lien revolving loan facility to the Company in the principal amount of $40 million (the "Revolving Loan Facility"). The termination date for such revolving loans will be June 28, 2026 (or, if more than $50 million of the Company's 2025 Notes remain outstanding on January 1, 2025, January 1, 2025). If the Company does not refinance or raise capital to reduce its debt in the short term, and in the event that the maturity date of the outstanding term loan balance of $372.4 million springs forward to January 30, 2025, the Company's liquidity may not be sufficient to pay off the balance on the accelerated maturity date if the Company does not otherwise sufficiently increase revenues, realize additional operating efficiencies and reduce its expenses. As of December 31, 2023, outstanding borrowings under the Revolving Loan Facility were $40 million. In addition, our Second Amended Credit Agreement includes a financial covenant that requires the Company to maintain $900 million minimum Recurring Revenues (as defined by the Second Amended Credit Agreement) as of the last day of any period of four consecutive fiscal quarters, commencing with the fiscal quarter ending September 30, 2021 through the maturity date. Failure to maintain this minimum Recurring Revenue may result in a default under the aforementioned financing facilities and therefore result in the acceleration of due dates.

Loans under the Second Amended Credit Agreement will bear interest at a per annum rate equal to (i) with respect to term loans, a base rate or the Term SOFR (as defined in the Second Amended Credit Agreement) rate, as applicable, plus a margin of 5.50% in the case of the base rate loans and 6.50% in the case of Term SOFR loans and (ii) with respect to revolving loans, a base rate or the Term SOFR rate, as applicable, plus a margin of 4.50% in the case of the base rate loans and 5.50% in the case of Term SOFR loans. If the term loans under the Second Amended Credit Agreement are prepaid or amended prior to the six month anniversary of the Second Amended Credit Agreement in connection with a Repricing Event (as defined in the Second Amended Credit Agreement), the Company shall pay a prepayment premium of 1.0% of the amount of the loans so prepaid.

Prior to the amendment, loans under the Amended Term Loan Facilities bore interest at a per annum rate equal to a base rate or adjusted Eurodollar rate, as applicable, plus the applicable margin of 4.75% in the case of the base rate loans and 5.75% in the case of the Eurodollar loans. The Company is required to make quarterly principal repayments equal to 0.25% of the aggregate principal amount.

The obligations under the Second Amended Credit Agreement are guaranteed by certain of the Company's subsidiaries (the Company and the guarantors, collectively, the "Credit Parties"). The obligations under the Second Amended Credit Agreement are secured, subject to customary permitted liens and other agreed-upon exceptions, by a perfected security interest in all tangible and intangible assets of the Credit Parties, except for certain customary excluded assets.

The Second Amended Credit Agreement contains customary affirmative covenants, including, among others, the provision of annual and quarterly financial statements and compliance certificates, maintenance of property, insurance, compliance with laws and environmental matters. The Second Amended Credit Agreement contains customary negative covenants, including, among others, restrictions on the incurrence of indebtedness, granting of liens, making investments and acquisitions, paying dividends, repurchases of equity interests in the Company and entering into affiliate transactions and asset sales. The Second Amended Credit Agreement contains (i) a financial covenant for the benefit of the lenders that requires the Company to maintain minimum Recurring Revenues (as defined in the Second Amended Credit Agreement) as of the last day of any period of four consecutive fiscal quarters of the Company commencing with fiscal quarter ending September 30, 2021 through the maturity date and (ii) three financial covenants solely for the benefit of the revolving lenders, in respect of a maximum consolidated senior secured net leverage ratio, a maximum consolidated total net leverage ratio, and a minimum consolidated fixed charge coverage ratio. The Second Amended Credit Agreement also provides for customary events of default, including, among others: non-payment of obligations; bankruptcy or insolvency event; failure to comply with covenants; breach of representations or warranties; defaults on other material indebtedness; impairment of any lien on any material portion of the Collateral (as defined in the Second Amended Credit Agreement); failure of any material provision of the Second Amended Credit Agreement or any guaranty to remain in full force and effect; a change of control of the Company; and material judgment defaults. The occurrence of an event of default could result in the acceleration of obligations under the Second Amended Credit Agreement. As of both December 31, 2023 and 2022, the Company was in compliance with the covenants under the Second Amended Credit Agreement.

If an event of default under the Second Amended Credit Agreement occurs and is continuing, then, at the request (or with the consent) of the lenders holding the applicable requisite amount of commitments and loans under the Second Amended Credit Agreement, upon notice by the administrative agent to the borrowers, the obligations under the Second Amended Credit Agreement shall become immediately due and payable. In addition, if the Credit Parties become the subject of voluntary or involuntary proceedings under any bankruptcy, insolvency or similar law, then any outstanding obligations under the Second Amended Credit Agreement will automatically become immediately due and payable.

As of December 31, 2023 and 2022, the balance of unamortized debt discount and issuance costs related to the term loan under the Second Amended Credit Agreement was $21.7 million and $12.8 million, respectively. For the years ended December 31, 2023 and 2022, the associated effective interest rate for the term loan under the Second Amended Credit Agreement was approximately 14.4% and 9.1%, respectively. For the year ended December 31, 2023 the associated interest rate for the revolving loan under the Second Amended Credit Agreement was approximately 10.7%. For the years ended December 31, 2023 and 2022, the associated interest expense for these facilities was approximately $54.9 million and $51.2 million, respectively.

Convertible Senior Notes

2025 Notes

In April 2020, the Company issued the 2025 Notes in an aggregate principal amount of $380 million, including the exercise by the initial purchasers of an option to purchase additional 2025 Notes, in a private placement to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended. The net proceeds from the offering of the 2025 Notes were approximately $369.6 million after deducting the initial purchasers' discounts, commissions and offering expenses payable by the Company.

The 2025 Notes are governed by an indenture (the "2025 Indenture") between the Company and Wilmington Trust, National Association, as trustee. The 2025 Notes bear interest at a rate of 2.25% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2020. The 2025 Notes will mature on May 1, 2025, unless earlier repurchased, redeemed or converted and contain a cross-acceleration provision tied to the acceleration of the Second Amended Credit Agreement.

The 2025 Notes are the senior, unsecured obligations of the Company and are equal in right of payment with the Company's senior unsecured indebtedness, senior in right of payment to the Company's indebtedness that is expressly subordinated to the 2025 Notes, effectively subordinated to the Company's senior secured indebtedness (including indebtedness under the Second Amended Credit Agreement), to the extent of the value of the collateral securing that indebtedness, and structurally subordinated to all indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company's subsidiaries.

The net carrying amount of the 2025 Notes consists of the following as of each of the dates indicated:

	December 31, 2023	December 31, 2022
	(in thousands)	
Principal	$ 380,000	$ 380,000
Unamortized issuance costs	(2,807)	(4,898)
Net carrying amount	$ 377,193	$ 375,102

Issuance costs are being amortized to interest expense over the contractual term of the 2025 Notes. Subsequent to the adoption of ASU 2020-06 in the first quarter of 2022, the effective interest rate used to amortize the issuance costs was 2.8%. The interest expense related to the 2025 Notes for the years ended December 31, 2023 and 2022 was $10.6 million and $10.6 million, respectively.

Holders may convert their 2025 Notes at their option in the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on September 30, 2020 (and only during such calendar quarter), if the last reported sale price per share of the Company's common stock, exceeds 130% of the conversion price for each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

- during the five consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the "measurement period") in which the trading price per $1,000 principal amount of 2025 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Company's common stock on such trading day and the conversion rate on such trading day;

- upon the occurrence of certain corporate events or distributions on the Company's common stock, as provided in the 2025 Indenture;

- if the Company calls such 2025 Notes for redemption; and

- at any time from, and including, November 1, 2024 until the close of business on the second scheduled trading day immediately before the maturity date.

The initial conversion rate for the 2025 Notes is 35.3773 shares of the Company's common stock per $1,000 principal amount of 2025 Notes, which represents an initial conversion price of approximately $28.27 per share of the Company's common stock, and is subject to adjustment upon the occurrence of certain specified events as set forth in the 2025 Indenture. Upon conversion, the Company will pay or deliver, as applicable, cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, at the Company's election. In the event of the Company calling the 2025 Notes for redemption or the holders of the 2025 Notes electing to convert their 2025 Notes, the Company will determine whether to settle in cash, common stock or a combination thereof. Upon the occurrence of a "make-whole fundamental change" (as defined in the 2025 Indenture), the Company will in certain circumstances increase the conversion rate for a specified period of time. As of December 31, 2023, the if-converted value of the 2025 Notes did not exceed the principal amount.

In addition, upon the occurrence of a "fundamental change" (as defined in the 2025 Indenture), holders of the 2025 Notes may require the Company to repurchase their 2025 Notes at a cash repurchase price equal to the principal amount of the 2025 Notes to be repurchased, plus accrued and unpaid interest, if any.

The 2025 Notes will be redeemable, in whole or in part, at the Company's option at any time, and from time to time, on or after May 5, 2023 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the 2025 Notes to be redeemed, plus accrued and unpaid interest, if any, but only if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice, and (ii) the trading day immediately before the date the Company sends such notice. In addition, calling any Note for redemption will constitute a "make-whole fundamental change" with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if such Note is converted after it is called for redemption. No sinking fund is provided for the 2025 Notes.

As of December 31, 2023, the conditions allowing holders of the 2025 Notes to convert had not been met and the Company has the right under the 2025 Indenture to determine the method of settlement at the time of conversion. Therefore, the 2025 Notes are classified as non-current on the consolidated balance sheets.

In connection with the 2025 Notes, the Company entered into privately negotiated capped call transactions (the "Capped Call Transactions") with certain counterparties. The Capped Call Transactions are generally expected to reduce potential dilution to the Company's common stock upon any conversion of 2025 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted 2025 Notes, as the case may be, with such reduction and/or offset subject to a cap, based on the cap price of the Capped Call Transactions. The cap price of the Capped Call Transactions is initially $44.34 per share. The cost of the Capped Call Transactions was approximately $50.5 million.

In April 2020, the Company used a portion of the proceeds from the sale of the 2025 Notes to repay in full all amounts outstanding, and discharge all obligations in respect of, the $250 million senior secured term loan facility. The Company intends to use the remaining net proceeds from the sale of the 2025 Notes for working capital or other general corporate purposes, which may include capital expenditures, potential acquisitions and strategic transactions.

2030 Notes

On January 11, 2023, the Company issued the 2030 Notes in an aggregate principal amount of $147.0 million. The 2030 Notes are governed by an indenture (the "2030 Indenture") between the Company and Wilmington Trust, National Association, as trustee. The 2030 Notes bear interest at a rate of 4.50% per annum, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2023. The 2030 Notes mature on February 1, 2030, unless earlier redeemed or repurchased by the Company or converted and contain a cross-acceleration provision tied to the acceleration of the Second Amended Credit Agreement. The net proceeds from the issuance of the 2030 Notes was $127.1 million.

The 2030 Notes are the senior, unsecured obligations of the Company and are equal in right of payment with the Company's senior indebtedness, senior in right of payment to the Company's indebtedness that is expressly subordinated to the 2030 Notes, effectively subordinated to the Company's senior secured indebtedness, to the extent of the value of the collateral securing that indebtedness, and structurally subordinated to all indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company's subsidiaries.

The net carrying amount of the 2030 Notes consist of the following as of the date indicated:

	December 31, 2023
	(in thousands)
Principal	$ 147,000
Unamortized debt discount and issuance costs	(19,136)
Net carrying amount	$ 127,864

Issuance costs are being amortized to interest expense over the contractual term of the 2030 Notes. The effective interest rate used to amortize the issuance costs was 7.4% for year ended December 31, 2023. The interest expense related to the 2030 Notes for the year ended December 31, 2023 was $9.1 million.

Holders may convert their 2030 Notes at their option in the following circumstances:

- at any time from, and after January 11, 2023 until the close of business on the second scheduled trading day immediately before the maturity date;

- upon the occurrence of certain corporate events or distributions on the Common Stock as provided in the Indenture;

- if the Company calls such 2030 Notes for redemption; subject to the right of certain holders to elect a delayed conversion period for any such 2030 Notes called for redemption that would cause such holders to beneficially own shares of Common Stock, in excess of the Ownership Cap (as defined below), over which threshold a settlement of such conversion could be made in cash; and

- upon the occurrence of a default with regard to the Company's financial covenants under the Indenture.

The initial conversion rate for the 2030 Notes is 111.1111 shares of Common Stock per $1,000 principal amount of 2030 Notes, which represents an initial conversion price of approximately $9.00 per share, and is subject to adjustment upon the occurrence of certain specified events as set forth in the 2030 Indenture. Upon conversion, the Company will pay or deliver, as applicable, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company's election (subject to aforementioned Ownership Cap). Upon the occurrence of a "Make-Whole Fundamental Change" (as defined in the 2030 Indenture) the Company will in certain circumstances increase the conversion rate for a specified period of time.

In addition, upon the occurrence of a "Fundamental Change" (as defined in the 2030 Indenture), holders of the 2030 Notes may require the Company to repurchase their 2030 Notes at a cash repurchase price equal to the principal amount of the 2030 Notes to be repurchased, plus accrued and unpaid interest, if any.

The 2030 Notes are redeemable, in whole or in part, at the Company's option at any time, and from time to time, subject to limited exceptions with respect to 2030 Notes that cannot be immediately physically settled due to the Ownership Cap, on or after January 11, 2026 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest, if any, but only if the last reported sale price per share of Common Stock exceeds 130% of the conversion price on each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice. In addition, calling any Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if such Note is converted after it is called for redemption. No sinking fund is provided for the 2030 Notes. The Company used cash on hand and the proceeds from the offering of the 2030 Notes to repay a portion of the amounts outstanding under the Amended Term Loan Facilities.

The Company has the right under the 2030 Indenture to determine the method of settlement at the time of conversion. Therefore, the 2030 Notes are classified as non-current on the consolidated balance sheets.

Deferred Government Grant Obligations

The Company has two outstanding conditional loan agreements with Prince George's County, Maryland and the State of Maryland for an aggregate amount of $3.5 million, each bearing an interest rate of 3% per annum. These agreements are conditional loan obligations that may be forgiven, provided that the Company attains certain conditions related to employment levels at 2U's Lanham, Maryland headquarters. The conditional loan with Prince George's County has a maturity date of June 22, 2027 and the conditional loan agreement with the State of Maryland has a maturity date of June 30, 2028. The interest expense related to these loans for each of the years ended December 31, 2023 and 2022 was immaterial.

Letters of Credit

Certain of the Company's operating lease agreements entered into require security deposits in the form of cash or an unconditional, irrevocable letter of credit. As of December 31, 2023, the Company has entered into standby letters of credit totaling $12.1 million as security deposits for the applicable leased facilities and in connection with the deferred government grant obligations.

The Company maintains restricted cash as collateral for standby letters of credit for the Company's leased facilities and in connection with the deferred government grant obligations.

Future Principal Payments

Future principal payments for the term loan under the Second Amended Credit Agreement, the 2025 Notes, the 2030 Notes, and the government grants, as of the date indicated are as follows:

	December 31, 2023
	(in thousands)
2024*	$ 7,300
2025	383,800
2026	368,600
2027	—
2028	—
Thereafter	147,000
Total future principal payments	$ 906,700

---

* Amounts due in 2024 include $1.5 million and $2.0 million of conditional loan obligations that may be forgiven, provided that the Company attains certain conditions related to employment levels at 2U's Lanham, Maryland headquarters.

11.   Other Income (Expense)

The following table presents the components of other income (expense) on the Company's consolidated statements of operations and comprehensive loss for each of the periods indicated.

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
Other income (expense):			
Gain on sale of investment	$ —	$ —	$ 27,762
Foreign currency loss	(803)	(4,205)	(2,491)
Other	—	390	(2,947)
Total	$ (803)	$ (3,815)	$ 22,324

During the year ended December 31, 2021, the Company recorded a gain of $27.8 million on the sale of its interest in an education technology company.

12. Income Taxes

The following table presents the components of loss before income taxes on the Company's consolidated statements of operations and comprehensive loss for each of the periods indicated.

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
Loss before income taxes:			
United States	$ (301,687)	$ (302,541)	$ (172,856)
Foreign	(14,266)	(20,513)	(23,106)
Total	$ (315,953)	$ (323,054)	$ (195,962)

The following table presents the components of the income tax (provision) benefit on the Company's consolidated statements of operations and comprehensive loss for each of the periods indicated.

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
Current income tax (provision) benefit:			
United States federal and state	$ (419)	$ (393)	$ (240)
Foreign	(29)	(224)	(636)
Total current income tax provision	$ (448)	$ (617)	$ (876)
Deferred income tax (provision) benefit:			
United States federal and state	$ —	$ 389	$ (389)
Foreign	(1,206)	1,131	2,461
Total deferred income tax (provision) benefit	$ (1,206)	$ 1,520	$ 2,072
Total income tax (provision) benefit	$ (1,654)	$ 903	$ 1,196

The following table presents a reconciliation between the Company's statutory federal income tax rate and the effective tax rate for each of the periods indicated.

	Year Ended December 31,		
	2023	2022	2021
U.S. statutory federal income tax rate	21.0 %	21.0 %	21.0 %
Increase (decrease) resulting from:			
U.S. state income taxes, net of federal benefits	4.4	4.3	4.4
Foreign tax rate differential	0.2	0.1	0.1
Non-deductible compensation	(0.1)	(0.5)	(6.7)
Stock-based compensation	(1.6)	(1.1)	6.7
Change in valuation allowance	(18.9)	(20.2)	(26.5)
Non-deductible impairment	(3.2)	(0.1)	—
Other	(2.3)	(3.2)	1.6
Effective tax rate	(0.5) %	0.3 %	0.6 %

The following table presents the significant components of deferred tax assets and liabilities on the Company's consolidated balance sheets as of each of the dates indicated.

	As of December 31,			
	2023		2022	
	(in thousands)			
Deferred tax assets:				
Accrued expenses and other	$	10,804	$	12,217
Accrued compensation and related benefits		3,331		3,253
Property and equipment		1,545		676
Stock-based compensation		12,269		19,644
Deferred income		1,223		1,343
Lease liability		21,178		24,865
Intangible assets		21,193		—
Interest expense carryforwards		46,800		27,405
Foreign net operating loss carryforwards		10,750		8,480
U.S. net operating loss carryforwards		220,449		218,319
Valuation allowance		(337,836)		(277,840)
Total deferred tax assets	$	11,706	$	38,362
Deferred tax liabilities:				
Right-of-use assets	$	(12,001)	$	(14,097)
Intangible assets		—		(22,957)
Deferred rent		(28)		(383)
Total deferred tax liabilities		(12,029)		(37,437)
Net deferred tax (liabilities) assets	$	(323)	$	925

As of December 31, 2023, the Company had a U.S. net operating loss ("NOL") carryforward of approximately $829.7 million, of which $264.0 million expires between 2029 and 2037. In accordance with the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), U.S. NOLs arising in a tax year ending after 2017 will not expire. The Company has generated $565.7 million of U.S. NOLs in tax years ending after 2017. The gross amount of the state NOL carryforwards is equal to or less than the federal NOL carryforwards and expires over various periods based on individual state tax laws. The Company also has an NOL carryforward of $42.4 million in its foreign jurisdictions, of which $0.4 million begins to expire in 2038 and the remainder will not expire. A full valuation allowance has been established to offset its net deferred tax assets in the U.S., and certain foreign jurisdictions as the Company has not generated taxable income since inception and does not have sufficient deferred tax liabilities to recover the deferred tax assets in these jurisdictions. The total increase in the valuation allowance was $60.0 million for the year ended December 31, 2023. The utilization of the NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the NOL carryforwards. Under the provisions of Internal Revenue Code Section 382, certain substantial changes in the Company's ownership may result in a limitation on the amount of U.S. net operating loss carryforwards that could be utilized annually to offset future taxable income and taxes payable.

As of December 31, 2023 and 2022, the Company has not recognized any amounts for uncertain tax positions.

The Company has analyzed its filing positions in all significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for the years prior to 2020, though the NOL carryforwards can be adjusted upon audit and could impact taxes owed in open tax years. No income tax returns are currently under examination by the taxing authorities.

The Tax Act includes Global Intangible Low-Taxed Income ("GILTI") provisions that require a company to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary's tangible assets. Due to foreign subsidiary losses, this provision did not apply to the Company in 2023. Another significant section of the Tax Act, the Base Erosion Anti-Abuse Tax ("BEAT"), did not apply to the Company's 2023 tax year as the Company's base erosion payments are less than 3% of the Company's total deductions. As these taxes may become applicable in the future, the Company will continue to monitor the potential impact.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022, which, among other things, implements a 15% minimum tax on book income of certain large corporations, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy. Currently, the Company does not expect this legislation will have a material impact on its consolidated financial statements.

In 2021, the Organization of Economic Cooperation and Development introduced its Pillar Two Framework Model Rules ("Pillar 2"), which is designed to impose a 15% global minimum tax on adjusted financial results. Certain aspects of Pillar 2 took effect on January 1, 2024, while other aspects go into effect on January 1, 2025. The Company will continue to monitor the potential impact of Pillar 2 on its business, as the countries in which it operates are enacting legislation implementing Pillar 2. While many aspects of the application of Pillar 2 remain to be clarified, the Company does not expect Pillar 2 to materially impact its tax liability.

13.   Stockholders' Equity

Common Stock

As of December 31, 2023, the Company was authorized to issue 205,000,000 total shares of capital stock, consisting of 200,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of December 31, 2023, there were 82,260,619 shares of common stock outstanding, and the Company had reserved a total of 47,216,572 of its authorized shares of common stock for future issuance as follows:

	Shares Reserved for Future Issuance
Outstanding restricted stock units	4,595,630
Outstanding performance restricted stock units	1,404,125
Outstanding stock options	4,103,758
Reserved for convertible senior notes	37,113,059
Total shares of common stock reserved for future issuance	47,216,572

Stock-Based Compensation

The Company maintains two stock-based compensation plans: the Amended and Restated 2014 Equity Incentive Plan (the "2014 Plan") and the 2008 Stock Incentive Plan (the "2008 Plan" and together with the 2014 Plan, the "Stock Plans"). Upon the effective date of the 2014 Plan in January 2014, the Company ceased using the 2008 Plan to grant new equity awards.

2014 Plan

In February 2014, the Company's stockholders approved the 2014 Plan. The 2014 Plan provides for the grant of incentive stock options to the Company's employees and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to the Company's employees, directors and consultants. The 2014 Plan also provides for the grant of performance-based cash awards to the Company's employees, directors and consultants.

A total of 2,800,000 shares of the Company's common stock were initially reserved for issuance pursuant to the 2014 Plan. In addition, the shares reserved for issuance under the 2014 Plan include (a) those shares reserved but unissued under the 2008 Plan, and (b) shares returned to the 2008 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2014 Plan pursuant to (a) and (b) is 5,943,348 shares). The number of shares of the Company's common stock that may be issued under the 2014 Plan will automatically increase on January 1st of each year, for a period of ten years, from January 1, 2015 continuing through January 1, 2024, by 5% of the total number of shares of the Company's common stock outstanding on December 31st of the preceding calendar year, or a lesser number of shares as may be determined by the Company's board of directors. The shares available for future issuance under the 2014 Plan increased by 4,113,030 and 3,916,733 on January 1, 2024 and 2023, respectively, pursuant to the automatic share reserve increase provision in the 2014 Plan.

In addition, shares subject to outstanding stock awards granted under the 2008 Plan and 2014 Plan that (i) expire or terminate for any reason prior to exercise or settlement; (ii) are forfeited because of the failure to meet a contingency or condition required to vest such shares or otherwise return to the Company; or (iii) are reacquired or withheld (or not issued) to satisfy a tax withholding obligation in connection with an award or to satisfy the purchase price or exercise price of a stock award, return to the 2014 Plan's share reserve and become available for future grant under the 2014 Plan, up to the maximum number of shares of 5,943,348.

As of December 31, 2023, the Company had 6,904,662 shares available for issuance under the 2014 Plan. Further, as of December 31, 2023, under the 2014 Plan, options to purchase 4,103,758 shares of the Company's common stock were outstanding at a weighted-average exercise price of $27.79 per share, and 4,595,630 RSUs and 1,404,125 PRSUs were also outstanding.

2008 Plan

In October 2008, the Company's stockholders approved the Company's 2008 Plan. The 2008 Plan was most recently amended on May 8, 2013. The 2008 Plan provided for the grant of incentive stock options to the Company's employees and the employees of the Company's subsidiaries, and for the grant of nonstatutory stock options, restricted stock awards and deferred stock awards to the Company's employees, directors and consultants. The Company ceased granting equity awards under the 2008 Plan, and accordingly, as of January 30, 2014, no shares were available for future grant under the 2008 Plan. However, the 2008 Plan will continue to govern the terms and conditions of outstanding awards granted thereunder. As of December 31, 2023, no options to purchase shares of the Company's common stock were outstanding under the 2008 Plan.

Employee Stock Purchase Plan

The Company also has an ESPP. The Company's ESPP provides (i) for two offering periods each year and (ii) that the purchase price for shares of the Company's common stock purchased under the ESPP will be 90% of the lesser of the fair market value of the Company's common stock on the purchase date or the fair market value of the Company's common stock on the first day of the offering period. Notwithstanding the foregoing, the compensation committee of the Company's board of directors may exercise its discretion, subject to certain conditions, to make changes to certain aspects of the ESPP including, but not limited to, the length of the offering periods and that the purchase price will be 85% of the lesser of the fair market value of the Company's common stock on the purchase date or the fair market value of 2U's common stock on the first day of the offering period. Participating eligible employees select a rate of payroll deduction between 1% and 15% of their salary or wage compensation received from the Company as in effect at the start of the offering period, with the aggregate purchase limited to a maximum fair market value of $25,000 per employee per year. Participation in the ESPP began on January 1, 2018. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. During the second quarter of 2023, shares available for purchase under the ESPP increased by 2,000,000 shares, pursuant to an amendment to the Company's ESPP to increase the number of authorized shares available under such plan. As of December 31, 2023, 1,917,341 shares remained available for purchase under the ESPP, subject to adjustments for certain capital transactions.

During the years ended December 31, 2023 and 2022, an aggregate of 462,329 and 136,039 shares, respectively, of the Company's common stock were purchased in accordance with the ESPP. Net proceeds from the issuance of these shares were $2.1 million and $1.3 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, 1,917,341 shares remained available for purchase under the ESPP.

Stock-Based Compensation Expense

The following table presents stock-based compensation expense related to the Stock Plans and the ESPP, contained on the following line items on the Company's consolidated statements of operations and comprehensive loss for each of the periods indicated.

| | Year Ended December 31, | | |
	2023	2022	2021
	(in thousands)		
Curriculum and teaching	$ 132	$ 208	$ 69
Servicing and support	10,084	15,543	15,352
Technology and content development	5,518	9,534	11,832
Marketing and sales	5,402	6,319	6,711
General and administrative	18,552	48,616	63,802
Total stock-based compensation expense	$ 39,688	$ 80,220	$ 97,766

Restricted Stock Units

The 2014 Plan provides for the issuance of RSUs to eligible participants. Throughout 2023, 2022 and 2021, the Company granted RSUs under the 2014 Plan to the Company's directors and certain of the Company's employees and certain consultants. The terms of the restricted stock unit grants under the 2014 Plan, including the vesting periods, are determined by the Company's board of directors or the compensation committee thereof. Restricted stock units are generally subject to service-based vesting conditions and vest at various times from the date of the grant, with most restricted stock units vesting in equal quarterly or annual tranches, generally over a period of three years.

The following table presents a summary of the Company's RSU activity for the period indicated.

	Number of Units	Weighted-Average Grant Date Fair Value per Share
Outstanding balance as of December 31, 2022	4,739,861	$ 14.24
Granted*	4,182,872	6.34
Vested	(3,373,076)	14.08
Forfeited	(954,027)	9.79
Outstanding balance as of December 31, 2023	4,595,630	$ 8.09

---

*   Includes 215,054 RSUs issued pursuant to an inducement award outside of the 2014 Plan.

The total fair value of RSUs vested during the years ended December 31, 2023, 2022 and 2021, was $17.3 million, $33.9 million, and $57.8 million, respectively. The total compensation cost related to the unvested RSUs not yet recognized as of December 31, 2023 was $24.8 million and will be recognized over a weighted-average period of approximately 1.7 years.

Performance Restricted Stock Units

The 2014 Plan provides for the issuance of PRSUs to eligible participants. PRSUs generally include both service conditions and market conditions related to total shareholder return ("TSR") targets relative to that of companies comprising the Russell 3000 Index and/or conditions based on the Company's internal financial performance achieving predetermined targets. The terms of the performance restricted stock unit grants under the 2014 Plan, including the vesting periods, are determined by the Company's board of directors or the compensation committee thereof.

During the first quarter of 2021, as part of its annual equity awards cycle, the Company awarded 0.4 million PRSUs with an aggregate intrinsic value of $20.0 million. The PRSU award agreements provided that the quantity of units subject to vesting may range from 200% to 0% of the granted quantities depending on the achievement of internal financial performance-based targets, which were established annually. Certain of these PRSUs vested at the end of all three one-year performance periods, while others vested at the end of each of three one-year performance periods. Of the PRSUs awarded, 0.1 million were granted in March 2021 with a weighted-average grant date fair value per share of $40.69, 0.1 million were granted in March 2022 with a weighted-average grant date fair value per share of $10.77, and 0.1 million were granted in February 2023 with a weighted-average grant date fair value per share of $11.13. The expense recognized each period was estimated at the time of grant and was subject to fluctuation due to the achievement of internal financial performance-based targets. For the first, second, and third performance periods, which ended on December 31, 2021, 2022 and 2023, respectively, 112.7%, 100%, and 27.8%, of the eligible PRSUs were earned, respectively.

During the first quarter of 2021, as part of its annual equity awards cycle, the Company granted 0.2 million PRSUs with an aggregate intrinsic value of $9.1 million and a weighted-average grant date fair value of $61.94. These PRSU awards were eligible to vest at the end of a single three-year period, which concluded on December 31, 2023, based on the Company's stock price achieving predetermined TSR targets relative to that of companies comprising the Russell 3000 Index. The PRSU award agreements provided that the quantity of units subject to vesting may range from 200% to 0% of the granted quantities for the performance period, depending on the achievement of market-based targets. The expense recognized each period was determined at the time of grant and was not subject to fluctuation due to the achievement of market-based targets. None of the eligible PRSUs were earned.

During the first quarter of 2022, as part of its annual equity awards cycle, the Company awarded 1.7 million PRSUs with an aggregate intrinsic value of $20.4 million. The PRSU award agreements provide that the quantity of units subject to vesting may range from 200% to 0% of the granted quantities, depending on the achievement of internal financial performance-based targets, which are established annually. Certain of these PRSUs vest at the end of all three one-year performance periods, while others vest at the end of each of three one-year performance periods. Of the PRSUs awarded, 0.6 million were granted in March 2022 with a weighted-average grant date fair value per share of $10.77 and 0.6 million were granted in February 2023 with a weighted-average grant date fair value per share of $11.13. The expense recognized each period is estimated at the time of grant and is subject to fluctuation due to the achievement of internal financial performance-based targets. For the first and second performance periods, 100% and 27.8% of the eligible PRSUs were earned, respectively.

During the first quarter of 2022, as part of its annual equity awards cycle, the Company granted 0.7 million PRSUs with an aggregate intrinsic value of $8.9 million and a weighted-average grant date fair value of $14.53. These PRSU awards are eligible to vest at the end of a single three-year period, which ends on December 31, 2024, based on the Company's stock price achieving predetermined total shareholder return targets relative to that of companies comprising the Russell 3000 Index. The PRSU award agreements provide that the quantity of units subject to vesting may range from 200% to 0% of the granted quantities for the performance period, depending on the achievement of market-based targets. The expense recognized each period is determined at the time of grant and not subject to fluctuation due to the achievement of market-based targets.

During the first quarter of 2023, as part of its annual equity award cycle, the Company awarded 1.4 million PRSUs with an aggregate intrinsic value of $12.2 million. The PRSU award agreements provide that the quantity of units subject to vesting may range from 150% to 0% of the granted quantities. For the first performance period, which began on January 1, 2023 and ends on December 31, 2023, the quantity of units eligible to be earned ranges from 130% to 0% depending on the achievement of internal financial performance-based targets, which are established annually. Additionally, the actual number of PRSUs earned may be adjusted upward or downward by 20% based upon the Company's TSR performance compared to the Russell 3000 Index's TSR performance over the same period. If the Company's absolute TSR is negative, the TSR multiplier cannot exceed 0% and the achievement percentage based up on the internal financial performance-based targets is capped at 125%. Of the PRSUs awarded, 0.5 million were granted in March 2023, with a weighted-average grant date fair value per share of $7.15. This includes the fair value of the TSR-performance component of the award, which was determined using a Monte Carlo valuation model, and was $0.39 per share.

The Company uses a Monte Carlo valuation model to estimate the value of PRSUs, and components of PRSUs, that are subject to market-based vesting conditions. The Monte Carlo valuation model requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the performance period. The expected life is consistent with the performance period of the awards. Expected volatility is based on the historical volatility of the Company's common stock over the estimated expected life. The Company assumes no dividend yield because dividends are not expected to be paid in the near future, which is consistent with the Company's history of not declaring or paying dividends to date.

The following tables present a summary of (i) for the year ended December 31, 2023, the assumptions used for estimating the fair value of the TSR-performance component of the PRSUs, and (ii) for the years ended December 31, 2022 and 2021, the assumptions used for estimating the fair values of the PRSUs subject to market-based vesting conditions. As of December 31, 2023, 2022 and 2021 there were 1.2 million, 1.0 million, and 1.0 million outstanding PRSUs for which the performance metrics has not been defined as of each respective date. Accordingly, such awards are not considered granted for accounting purposes as of December 31, 2023, 2022 and 2021, and have been excluded from the tables below.

	Year Ended December 31, 2023
Risk-free interest rate	4.68%
Expected term (years)	1.00
Expected volatility	108%
Dividend yield	0%

	Year Ended December 31,	
	2022	2021
Risk-free interest rate	0.39% – 1.88%	0.10% – 0.26%
Expected term (years)	1.00 – 3.00	1.00 – 3.00
Expected volatility	49% – 97%	85% – 89%
Dividend yield	0%	0%

The following table presents a summary of the Company's PRSU activity for the period indicated.

	Number of Units	Weighted-Average Grant Date Fair Value per Share
Outstanding balance as of December 31, 2022	1,651,864	$ 22.74
Granted	1,182,620	9.57
Vested	(179,886)	20.57
Forfeited	(1,250,473)	23.18
Outstanding balance as of December 31, 2023	1,404,125	$ 11.15

The total fair value of PRSUs vested during the years ended December 31, 2023, 2022 and 2021, was $0.2 million, $1.9 million, and $71.9 million, respectively. The total compensation cost related to the unvested PRSUs not yet recognized as of December 31, 2023 was $2.0 million and will be recognized over a weighted-average period of approximately 1.3 years.

Stock Options

The Stock Plans provide for the issuance of stock options to eligible participants. Stock options issued under the Stock Plans generally are exercisable for periods not to exceed 10 years.

The terms of stock option grants, including the exercise price per share and vesting periods, are determined by the Company's board of directors or the compensation committee thereof. Stock options are granted at exercise prices of not less than the estimated fair market value of the Company's common stock at the date of grant. Stock options are generally subject to service-based vesting conditions and vest at various times from the date of the grant, with most options vesting in tranches, generally over a three- or four-year period. Stock options granted under the 2014 Plan and the 2008 Plan are subject to service-based vesting conditions, and generally expire ten years from the grant date.

The Company values stock options using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life of the option, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company's employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the "simplified method." Under the "simplified method," the expected life of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. The Company uses the "simplified method" due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on the historical volatility of the Company's common stock over the estimated expected life of the stock options. The Company assumes no dividend yield because dividends are not expected to be paid in the near future, which is consistent with the Company's history of not declaring or paying dividends to date.

The following table summarizes the assumptions used for estimating the fair value of the stock options granted for the periods presented. No stock options were granted during the year ended December 31, 2021.

| | Year Ended December 31, | |
	2023	2022
Risk-free interest rate	3.6%	1.9% – 4.2%
Expected term (years)	5.69	5.63 – 5.78
Expected volatility	87%	75% – 81%
Dividend yield	0%	0%
Weighted-average grant date fair value per share	$4.93	$6.98

The following table presents a summary of the Company's stock option activity for the period indicated.

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding balance as of December 31, 2022	5,195,538	$ 25.28	5.88	$ 78
Granted	66,910	6.76	6.05	
Exercised	(17,166)	6.38	0.48	
Forfeited	(331,684)	10.74		
Expired	(809,840)	17.44		
Outstanding balance as of December 31, 2023	4,103,758	27.79	4.63	—
Exercisable as of December 31, 2023	3,229,631	$ 31.66	3.85	$ —

The aggregate intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $0.1 million, $3.3 million and $6.8 million, respectively.

The total unrecognized compensation cost related to the unvested options as of December 31, 2023 was $4.6 million and will be recognized over a weighted-average period of approximately 1.1 years.

14. Net Loss per Share

Diluted net loss per share is the same as basic net loss per share for all periods presented because the effects of potentially dilutive items were anti-dilutive, given the Company's net loss. The following securities have been excluded from the calculation of weighted-average shares of common stock outstanding because the effect is anti-dilutive for each of the periods indicated.

14.   Net Loss per Share (Continued)

	Year Ended December 31,		
	2023	**2022**	**2021**
Stock options	4,103,758	5,195,538	3,477,439
Restricted stock units	4,595,630	4,739,861	2,613,063
Performance restricted stock units	1,404,125	1,651,864	1,121,277
Shares related to convertible senior notes	29,776,706	13,443,374	13,443,374
Total antidilutive securities	39,880,219	25,030,637	20,655,153

The following table presents the calculation of the Company's basic and diluted net loss per share for each of the periods indicated.

	Year Ended December 31,		
	2023	**2022**	**2021**
Numerator (in thousands):			
Net loss	$ (317,607)	$ (322,151)	$ (194,766)
Denominator:			
Weighted-average shares of common stock outstanding, basic and diluted	80,891,146	77,327,850	74,580,115
Net loss per share, basic and diluted	$ (3.93)	$ (4.17)	$ (2.61)

15.   Segment and Geographic Information

The Company has two reportable segments: the Degree Program Segment and the Alternative Credential Segment. The Company's reportable segments are determined based on (i) financial information reviewed by the chief operating decision maker, the Chief Executive Officer ("CEO"), (ii) internal management and related reporting structure, and (iii) the basis upon which the CEO makes resource allocation decisions. The Company's Degree Program Segment includes the technology and services provided to nonprofit colleges and universities to enable the online delivery of degree programs. The Company's Alternative Credential Segment includes the premium online executive education programs and technical skills-based boot camps provided through relationships with nonprofit colleges, universities, and other leading organizations.

Significant Customers

For the years ended December 31, 2023, 2022 and 2021, no university clients accounted for 10% or more of the Company's consolidated revenue.

As of December 31, 2023, two university clients in the Degree Program Segment accounted for 10% or more of the Company's consolidated accounts receivable, net balance, as follows: $36.4 million and $14.3 million which equaled 31% and 12% of the Company's consolidated accounts receivable, net balance, respectively. As of December 31, 2022, one university client in the Degree Program Segment accounted for 10% or more of the Company's consolidated accounts receivable, net balance, with $7.3 million, or approximately 12% of the Company's consolidated accounts receivable, net balance.

Segment Performance

The following table presents financial information regarding each of the Company's reportable segment's results of operations for each of the periods indicated.

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Revenue by segment*			
Degree Program Segment	$ 561,044	$ 571,608	$ 592,288
Alternative Credential Segment	384,909	391,472	353,394
Total revenue	$ 945,953	$ 963,080	$ 945,682
Segment profitability**			
Degree Program Segment	$ 214,699	$ 180,727	$ 126,141
Alternative Credential Segment	(43,903)	(55,646)	(59,564)
Total segment profitability	$ 170,796	$ 125,081	$ 66,577
Segment profitability margin**			
Degree Program Segment	38 %	32 %	21 %
Alternative Credential Segment	(11)%	(14)%	(17)%
Total segment profitability margin	18 %	13 %	7 %

---

* The Company has excluded immaterial amounts of intersegment revenues from each of the years ended December 31, 2023, 2022 and 2021.

** The Company defines segment profitability as net income or net loss, as applicable, before net interest income (expense), other income (expense), net, taxes, depreciation and amortization expense, transaction costs, integration costs, restructuring-related costs, stockholder activism costs, certain litigation-related costs, consisting of fees for certain non-ordinary course litigation and other proceedings, impairment charges, debt modification expense and losses on debt extinguishment, and stock-based compensation expense. Some or all of these items may not be applicable in any given reporting period.

*** The Company defines segment profitability margin as segment profitability as a percentage of the respective segment's revenue.

The following table presents a reconciliation of the Company's total segment profitability to net loss for each of the periods indicated.

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Net loss	$ (317,607)	$ (322,151)	$ (194,766)
Adjustments:			
Stock-based compensation expense	39,688	80,220	97,766
Other (income) expense, net	803	3,815	(22,324)
Net interest expense	72,612	61,069	49,747
Income tax expense (benefit)	1,654	(903)	(1,196)
Depreciation and amortization expense	115,322	128,153	108,448
Debt modification expense and loss on debt extinguishment	16,735	—	1,101
Impairment charges	196,871	138,291	—
Restructuring charges	36,256	33,239	8,544
Other*	8,462	3,348	19,257
Total adjustments	488,403	447,232	261,343
Total segment profitability	$ 170,796	$ 125,081	$ 66,577

* Includes (i) transaction and integration costs of $3.6 million, $3.6 million and $16.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, and (ii) stockholder activism and litigation-related (recoveries) costs of $4.9 million, $(0.3) million and $2.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table presents the Company's total assets by segment as of each of the dates indicated.

	December 31, 2023	December 31, 2022
	(in thousands)	
Total assets		
Degree Program Segment	$ 377,395	$ 459,252
Alternative Credential Segment	1,082,288	1,351,607
Total assets	$ 1,459,683	$ 1,810,859

Geographical Information

The Company's non-U.S. revenue is based on the currency of the country in which the university client primarily operates. The Company's non-U.S. revenue was $116.9 million, $107.2 million and $98.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. Substantially all of the Company's non-U.S. revenue for each of the aforementioned periods was sourced from the Alternative Credential Segment's operations outside of the U.S. The Company's long-lived tangible assets in non-U.S. countries as of December 31, 2023 and 2022 totaled approximately $3.5 million and $4.5 million, respectively.

16.   Receivables and Contract Liabilities

Trade Accounts Receivable

The Company's trade accounts receivable balances relate to amounts due from students or customers occurring in the normal course of business. Trade accounts receivable balances have a term of less than one year and are included in accounts receivable, net on the Company's consolidated balance sheets. The following table presents the Company's trade accounts receivable in each segment as of each of the dates indicated.

	December 31, 2023	December 31, 2022
	(in thousands)	
Degree Program Segment accounts receivable	$ 3,207	$ 14,212
Degree Program Segment unbilled revenue	72,525	14,896
Alternative Credential Segment accounts receivable	47,455	51,360
Total	123,187	80,468
Less: Provision for credit losses	(7,243)	(17,642)
Trade accounts receivable, net	$ 115,944	$ 62,826

The Company regularly reviews its portfolio of offerings for alignment with its business objectives, including cost to operate, expected enrollments, and other factors, and from time to time, the Company has entered into, and may in the future enter into, agreements to strategically exit certain programs. As of December 31, 2023 and December 31, 2022, the Company had balances of $68.2 million and $6.4 million, respectively, of unbilled revenue associated with portfolio management activities within accounts receivable, net on the consolidated balance sheets. In addition, as of December 31, 2023 and December 31, 2022, the Company had balances of $16.9 million and $6.3 million, respectively, of non-current accounts receivable associated with portfolio management activities within other assets, non-current on the consolidated balance sheets. These non-current accounts receivable are typically due within 12 to 24 months. In January 2024, the Company entered into a receivables factoring transaction whereby a counterparty has committed to purchase up to $86.2 million of receivables owing to the company related to portfolio management activities at a purchase rate of 88%.

The following table presents the change in provision for credit losses for trade accounts receivable on the Company's consolidated balance sheets for the period indicated.

	Provision for Credit Losses
	(in thousands)
Balance as of December 31, 2022	$ 17,642
Current period provision	5,038
Amounts written off	(15,442)
Foreign currency translation adjustments	5
Other	—
Balance as of December 31, 2023	$ 7,243

Other Receivables

The Company's other receivables are comprised of amounts due under tuition payment plans with extended payment terms from students enrolled in certain of the Company's alternative credential offerings. These payment plans, which are managed and serviced by third-party providers, are designed to assist students with paying tuition costs after all other student financial assistance and scholarships have been applied. The associated receivables generally have payment terms that range from 12 to 42 months and are recorded net of any implied pricing concessions, which are determined based on collections history, market data and any time value of money component. There are no fees or origination costs included in these receivables. The carrying value of these receivable balances approximate their fair value. The following table presents the components of the Company's other receivables, net, as of each of the dates indicated.

	December 31, 2023	December 31, 2022
	(in thousands)	
Other receivables, amortized cost	49,358	$ 52,180
Less: Provision for credit losses	(8,558)	(3,579)
Other receivables, net	$ 40,800	$ 48,601
Other receivables, net, current	$ 28,293	$ 33,813
Other receivables, net, non-current	$ 12,507	$ 14,788

The following table presents the change in provision for credit losses for other receivables on the Company's consolidated balance sheets for the period indicated.

	Provision for Credit Losses
	(in thousands)
Balance as of December 31, 2022	$ 3,579
Current period provision	4,979
Other	—
Balance as of December 31, 2023	$ 8,558

The Company considers receivables to be past due when amounts contractually due under the extended payment plans have not been paid. As of December 31, 2023, 76% of other receivables, net due under extended payment plans were current.

At the time of origination, the Company categorizes its other receivables using a credit quality indicator based on the credit tier rankings obtained from the third-party providers that manage and service the payment plans. The third-party providers utilize credit rating agency data to determine the credit tier rankings. The Company monitors the collectability of its other receivables on an ongoing basis. The adequacy of the allowance for credit losses is determined through analysis of multiple factors, including industry trends, portfolio performance, and delinquency rates. The following tables present other receivables, at amortized cost including interest accretion, by credit quality indicator and year of origination, as of the dates indicated.

| | December 31, 2023 | | | | | |
| | Year of Origination | | | | | |
	2023	2022	2021	2020	2019 and Prior	Total
	(in thousands)					
Credit Quality Tier						
High	$ 12,744	$ 1,229	$ 404	$ 311	205	$ 14,893
Mid	13,178	3,067	2,614	735	674	20,268
Low	7,658	2,464	2,684	734	657	14,197
Total	$ 33,580	$ 6,760	$ 5,702	$ 1,780	$ 1,536	$ 49,358

| | December 31, 2022 | | | | | |
| | Year of Origination | | | | | |
	2022	2021	2020	2019	2018	Total
	(in thousands)					
Credit Quality Tier						
High	$ 15,737	$ 2,285	$ 48	18	115	$ 18,203
Mid	14,005	3,773	1,239	1,363	392	20,772
Low	6,160	3,099	1,677	1,939	330	13,205
Total	$ 35,902	$ 9,157	$ 2,964	$ 3,320	$ 837	$ 52,180

Contract Liabilities

The Company's deferred revenue represents contract liabilities. The Company generally receives payments from Degree Program Segment university clients early in each academic term and from Alternative Credential Segment students, either in full upon registration for the course or in full before the end of the course based on a payment plan, prior to completion of the service period. These payments are recorded as deferred revenue until the services are delivered or until the Company's obligations are otherwise met, at which time revenue is recognized. The following table presents the Company's contract liabilities in each segment as of each of the dates indicated.

	December 31, 2023	December 31, 2022
	(in thousands)	
Degree Program Segment deferred revenue	$ 1,735	$ 1,245
Alternative Credential Segment deferred revenue	80,214	88,916
Total contract liabilities	$ 81,949	$ 90,161

For the Degree Program Segment, revenue recognized during the years ended December 31, 2023 and 2022 that was included in the deferred revenue balance that existed at the end of each preceding year was $1.2 million and $1.5 million, respectively.

For the Alternative Credential Segment, revenue recognized during the years ended December 31, 2023 and 2022 that was included in the deferred revenue balance that existed at the end of each preceding year was $73.4 million and $77.9 million, respectively.

Contract Acquisition Costs

The Degree Program Segment had $1.0 million and $0.5 million of net capitalized contract acquisition costs recorded primarily within other assets, non-current on the Company's consolidated balance sheets as of December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, the Company capitalized an immaterial amount of contract acquisition costs and recorded an immaterial amount of associated amortization expense in the Degree Program Segment.

17.   Retirement Plan

The Company has established a 401(k) plan for eligible employees to contribute up to 100% of their compensation, limited by the IRS-imposed maximum contribution amount. The Company matches 100% of the first 2% of each employee's contribution, and 50% of the next 4% of each employee's contribution, each plan year. For the years ended December 31, 2023, 2022 and 2021, the Company made employer contributions of $8.9 million, $9.7 million and $7.8 million, respectively.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to the Securities Exchange Act of 1934 Rules 13a-15 and 15d-15 as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Our independent registered public accounting firm, KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

We made no changes in our internal control over financial reporting during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

During the three months ended December 31, 2023, none of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or adopted or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

We will file a definitive Proxy Statement for our 2024 Annual Meeting of Stockholders or our 2024 Proxy Statement with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2024 Proxy Statement that specifically address the items set forth herein are incorporated by reference.

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by Item 10 will be contained in our 2024 Proxy Statement under the captions "The Board of Directors," "Board Composition and Structure," "Our Executive Officers," "Code of Business Conduct and Ethics for Employees, Executive Officers and Directors" and, if applicable, "Delinquent Section 16(a) Reports" or in an amendment on Form 10-K/A and is incorporated herein by reference.

Item 11.   Executive Compensation

The information required by Item 11 will be contained in our 2024 Proxy Statement under the captions "Executive Compensation," "Director Compensation" and "Compensation Committee Interlocks and Insider Participation" or in an amendment on Form 10-K/A and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 will be contained in our 2024 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans" or in an amendment on Form 10-K/A and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be contained in our 2024 Proxy Statement under the captions "Transactions with Related Parties" and "Director Independence" or in an amendment on Form 10-K/A and is incorporated herein by reference.

Item 14.   Principal Accounting Fees and Services

The information required by Item 14 will be contained in our 2024 Proxy Statement under the caption "Independent Registered Public Accounting Firm Fees" and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Exhibits

See the Exhibit Index immediately following the signature page of this Annual Report on Form 10-K.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts (in thousands)

	Balance at Beginning of Period	Additions Charged to Expense/Against Revenue	Deductions	Balance at End of Period
Provision for credit losses for trade accounts receivable:				
Year ended December 31, 2023	$ 17,642	$ 5,038	$ (15,437)	$ 7,243
Year ended December 31, 2022	11,686	6,393	(437)	17,642
Year ended December 31, 2021	$ 5,936	$ 6,794	$ (1,044)	$ 11,686

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Income tax valuation allowance:				
Year ended December 31, 2023	$ 277,840	$ 59,996	$ —	$ 337,836
Year ended December 31, 2022	190,779	87,061	—	277,840
Year ended December 31, 2021	$ 137,767	$ 53,012	$ —	$ 190,779

Other financial statement schedules have been omitted because they are not applicable, not material, or the required information is presented in the Consolidated Financial Statements or notes thereto.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

2U, Inc.
March 06, 2024

By: /s/ PAUL S. LALLJIE

    Name: Paul S. Lalljie

    Title: *Chief Executive Officer and Director*

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul S. Lalljie and Matthew J. Norden, or each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL S. LALLJIE Paul S. Lalljie	Chief Executive Officer and Director (Principal Executive Officer)	March 6, 2024
/s/ MATTHEW J. NORDEN Matthew J. Norden	Chief Financial Officer (Principal Financial Officer)	March 6, 2024
/s/ HEATHER M. HOFFERT Heather M. Hoffert	Senior Vice President, Accounting (Principal Accounting Officer)	March 6, 2024
/s/ PAUL A. MAEDER Paul A. Maeder	Director and Chairman of the Board	March 6, 2024
/s/ TIMOTHY M. HALEY Timothy M. Haley	Director	March 6, 2024
/s/ JOHN M. LARSON John M. Larson	Director	March 6, 2024
/s/ CORETHA M. RUSHING Coretha M. Rushing	Director	March 6, 2024
/s/ ROBERT M. STAVIS Robert M. Stavis	Director	March 6, 2024
/s/ EARL LEWIS Earl Lewis	Director	March 6, 2024
/s/ EDWARD S. MACIAS Edward S. Macias	Director	March 6, 2024

SPECIAL NOTE REGARDING EXHIBITS

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this report not misleading.

Exhibit Number	Description	Form	File No.	Exhibit Number	Filing Date	Filed/ Furnished Herewith
2.1**	Membership Interest Purchase Agreement, dated as of June 28, 2021, by and among 2U, Inc., edX Inc. and Circuit Sub LLC. Interest Purchase Agreement, dated as of June 28, 2021, by and among 2U, Inc., edX Inc. and Circuit Sub LLC.	8-K	001-36376	2.1	June 29, 2021	
2.2	Amendment No. 1 to Membership Interest Purchase Agreement, dated as of November 16, 2021, by and between 2U, Inc. and edX Inc.	10-K	001-36376	2.3	March 1, 2022	
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-36376	3.1	June 10, 2022	
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-36376	3.1	December 20, 2022	
4.1	Specimen stock certificate evidencing shares of Common Stock.	S-1/A	333-194079	4.2	March 17, 2014	
4.2	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.					X
4.3	Indenture, dated as of April 23, 2020, between 2U, Inc. and Wilmington Trust, National Association.	8-K	001-36376	4.1	April 27, 2020	
4.4	Form of 2.25% Convertible Senior Note due May 1, 2025 (included as Exhibit A to Exhibit 4.3).	8-K	001-36376	4.2	April 27, 2020	
4.5	Indenture, dated as of January 11, 2023, between 2U, Inc. and Wilmington Trust, National Association.	8-K	001-36376	4.1	January 13, 2023	
4.6	Form of 4.50% Senior Unsecured Convertible Notes due 2030 (included as Exhibit A to Exhibit 4.5).	8-K	001-36376	4.2	January 13, 2023	
10.1*	Services Agreement, by and between the Registrant and University of Southern California, on behalf of the USC Rossier School of Education, dated as of October 29, 2008, as amended to date.	S-1	333-194079	10.1	February 21, 2014	
10.2*	Master Services Agreement, by and between the Registrant and University of Southern California, on behalf of School of Social Work, dated as of April 12, 2010, as amended.	S-1	333-194079	10.1	February 21, 2014	
10.2.1*	Second Addendum to the Master Services Agreement, by and between the Registrant and University of Southern California, on behalf of the School of Social Work, dated as of March 14, 2014.	S-1/A	333-194079	10.2.1	March 17, 2014	
10.2.2*	Amendment to Master Services Agreement, by and between the Registrant and University of Southern California, on behalf of School of Social Work, dated as of November 5, 2015.	10-K	001-36376	10.2.2	March 10, 2016	

Exhibit Number	Description	Form	File No.	Exhibit Number	Filing Date	Filed/ Furnished Herewith
10.3†	Fourth Amended and Restated 2008 Stock Incentive Plan, as amended to date.	S-1	333-194079	10.7	February 21, 2014	
10.4†	Form of Incentive Stock Option Agreement under 2008 Stock Incentive Plan.	S-1	333-194079	10.8	February 21, 2014	
10.5†	Form of Non-Qualified Stock Option Agreement under 2008 Stock Incentive Plan.	S-1	333-194079	10.9	February 21, 2014	
10.6†	Amended and Restated 2014 Equity Incentive Plan.	10-Q	001-36376	10.3	November 9, 2021	
10.7†	Form of Stock Option Agreement under Amended and Restated 2014 Equity Incentive Plan.	10-Q	001-36376	10.2	August 2, 2018	
10.8†	Form of Restricted Stock Unit Award Agreement under Amended and Restated 2014 Equity Incentive Plan.	10-K	001-36376	10.8	February 28, 2020	
10.9†	Form of Performance Stock Unit Award Agreement under Amended and Restated 2014 Equity Incentive Plan.	10-Q	001-36376	10.3	November 12, 2019	
10.10†	Form of Performance Stock Unit Award Agreement under Amended and Restated 2014 Equity Incentive Plan.	10-K	001-36376	10.10	February 28, 2020	
10.11†	Form of Restricted Stock Unit Award Agreement under Amended and Restated 2014 Equity Incentive Plan.	10-Q	001-36376	10.1	April 28, 2021	
10.12†*	Form of Performance Stock Unit Award Agreement under Amended and Restated 2014 Equity Incentive Plan.	10-Q	001-36376	10.2	April 28, 2021	
10.13†	Form of Performance Stock Unit Award Agreement under Amended and Restated 2014 Equity Incentive Plan	10-Q	001-36376	10.1	April 28, 2023	
10.14†	Form of Performance Stock Unit Award Agreement under Amended and Restated 2014 Equity Incentive Plan.		001-36376			X
10.15†	Form of Severance Pay and Change in Control Plan.	8-K	001-36376	10.1	February 21, 2020	
10.15.1†	First Amendment to the 2U, Inc. Severance Pay and Change in Control Plan.	10-Q	001-36376	10.4	April 30, 2020	
10.16†	Summary of Non-Employee Director Compensation.	10-Q	001-36376	10.2	August 8, 2023	
10.17†	Confidential Information, Invention Assignment, Work for Hire, Noncompete and No Solicit/No Hire Agreement, dated as of February 28, 2009, by and between the Registrant and Christopher J. Paucek.	S-1/A	333-194079	10.14	March 17, 2014	
10.18†	Form of Indemnification Agreement with directors and executive officers.	S-1	333-194079	10.15	February 21, 2014	
10.19†	Offer letter agreement, dated as of October 10, 2019, between Paul S. Lalljie and 2U, Inc.	8-K	001-36376	10.1	October 16, 2019	
10.20†	Employee Intellectual Property, Non-Competition, and Non-Solicitation Agreement, dated October 10, 2019, between Paul S. Lalljie and 2U, Inc.	8-K	001-36376	10.2	October 16, 2019	

Exhibit Number	Description	Form	File No.	Exhibit Number	Filing Date	Filed/ Furnished Herewith
10.21†	Separation, Consulting and Release Agreement, dated November 10, 2021 by and between 2U, Inc. and James Kenigsberg.	8-K	001-36376	10.1	November 12, 2021	
10.22†	Employment Letter Agreement, dated November 16, 2023, between Paul S. Lalljie and 2U, Inc.	8-K	001-36376	10.1	November 17, 2023	
10.23†	Employment Letter Agreement, dated November 16, 2023, between Matthew J. Norden and 2U, Inc.	8-K	001-36376	10.2	November 17, 2023	
10.24†	Separation, Consulting and Release Agreement, dated November 16, 2023, between Christopher J. Paucek and 2U, Inc.	8-K	001-36376	10.3	November 17, 2023	
10.25†	Offer Letter Agreement, dated as of May 23, 2023 between Aaron McCullough and 2U, Inc.	10-Q	001-36376	10.1	August 8, 2023	
10.26†	Offer Letter, dated January 3, 2024, between Andrew Hermalyn and 2U, Inc.	8-K	001-36376	10.1	January 3, 2024	
10.27†	Offer Letter, dated January 3, 2024, between Andrew McCullough and 2U, Inc.	8-K	001-36376	10.2	January 3, 2024	
10.28†	Separation, Consulting and Release Agreement, dated as of January 3, 2024, by and between 2U, Inc. and Harsha Mokkarala.	8-K	001-36376	10.3	January 3, 2024	
10.29**	Term Loan Credit and Guaranty Agreement, dated June 28, 2021, by and among 2U, Inc., as borrower, the Guarantors party thereto, Alter Domus (US) LLC, as administrative agent and collateral agent, and the Lenders party thereto.	8-K	001-36376	10.1	June 29, 2021	
10.30	First Amendment to Term Loan Credit and Guaranty Agreement.	10-Q	001-36376	10.1	November 9, 2021	
10.31**	Extension Amendment, Second Amendment and First Incremental Amendment to Credit and Guarantee Agreement.	8-K	001-36376	10.1	January 9, 2023	
10.32*	Joinder Agreement.	10-Q	001-36376	10.2	November 9, 2021	
10.33	Base Call Option Confirmation, dated as of April 20, 2020, between 2U, Inc. and Citibank, N.A.	8-K	001-36376	10.1	April 27, 2020	
10.34	Base Call Option Confirmation, dated as of April 20, 2020, between 2U, Inc. and Morgan Stanley & Co. LLC.	8-K	001-36376	10.2	April 27, 2020	
10.35	Base Call Option Confirmation, dated as of April 20, 2020, between 2U, Inc. and Credit Suisse Capital LLC.	8-K	001-36376	10.3	April 27, 2020	
10.36	Additional Call Option Confirmation, dated as of April 29, 2020, between 2U, Inc. and Citibank, N.A.	8-K	001-36376	10.1	May 1, 2020	
10.37	Additional Call Option Confirmation, dated as of April 29, 2020, between 2U, Inc. and Morgan Stanley & Co. LLC.	8-K	001-36376	10.2	May 1, 2020	

Exhibit Number	Description	Form	File No.	Exhibit Number	Filing Date	Filed/ Furnished Herewith
10.38	Additional Call Option Confirmation, dated as of April 29, 2020, between 2U, Inc. and Credit Suisse Capital LLC.	8-K	001-36376	10.3	May 1, 2020	
10.39	Office Lease, by and between Lanham Office 2015 LLC and 2U Harkins Road LLC, dated as of December 23, 2015.	10-K	001-36376	10.16	February 24, 2017	
10.40	Agreement of Lease, by and between 55 Prospect Owner LLC and 2U NYC, LLC, dated as of February 13, 2017.	10-K	001-36376	10.17	February 24, 2017	
10.41	Office Lease, by and between SRI Ten DCC LCC and 2U, Inc., dated May 11, 2016.	10-K	001-36376	10.18	February 24, 2017	
10.42†	Separation, Consulting and Release Agreement, dated as of April 15, 2022, by and between 2U, Inc. and John Ellis.	8-K	001-36376	10.1	April 15, 2022	
10.43†	Separation, Consulting and Release Agreement, dated as of July 27, 2022, by and between 2U, Inc. and Mark Chernis.	8-K	001-36376	10.1	July 28, 2022	
10.44*	Extension Amendment, Second Amendment and First Incremental Agreement to Credit and Guaranty Agreement.	8-K	001-36376	10.1	January 9, 2023	
10.45**	Purchase Agreement, dated January 9, 2023.	8-K	001-36376	10.2	January 9, 2023	
10.46**	Purchase Agreement, dated January 9, 2023.	8-K	001-36376	10.3	January 9, 2023	
21.1	Subsidiaries of the Registrant.					X
23.1	Consent of KPMG LLP, independent registered public accounting firm.					X
31.1	Certification of Chief Executive Officer of 2U, Inc. pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Chief Financial Officer of 2U, Inc. pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Chief Executive Officer of 2U, Inc. in accordance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of Chief Financial Officer of 2U, Inc. in accordance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	2U, Inc. Clawback Policy					X
101.INS	XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.					X
101.SCH	XBRL Taxonomy Extension Schema Document.					X

Exhibit Number	Description	Form	File No.	Exhibit Number	Filing Date	Filed/ Furnished Herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

* Portions of this exhibit, indicated by asterisks, have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

** Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to supplementally furnish to the Securities and Exchange Commission copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

† Indicates management contract or compensatory plan.

Board of Directors.



Paul S. Lalljie
Chief Executive Officer



Paul A. Maeder
Board Chair
Audit Committee Chair
Compensation Committee Member
General Partner of Highland Capital Partners



Timothy M. Haley
Compensation Committee Chair
Audit Committee Member
Managing Director of Redpoint Ventures



John M. Larson
Nominating and Corporate Governance
Committee Member
CEO and Executive Chairman of
Triumph Higher Education Group, Inc.,
and President of Triumph Group, Inc.



Robert M. Stavis
Compensation Committee Member
Partner at Bessemer Venture Partners



Earl Lewis
Nominating and Corporate Governance
Committee Member
Thomas C. Holt Distinguished University
Professor of History, Afroamerican and
African Studies, and Public Policy at the
University of Michigan



Coretha M. Rushing
Audit Committee Member
President of CR Consulting Alliance, LLC
Managing Director and Executive Mentor
at The ExCo Leadership Group



Edward S. Macias
Nominating and Governance Committee Chair
Provost Emeritus and Barbara and David Thomas

Shareholder Information
Copies of the Company's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2023; committee charters; Code of Business Conduct and Ethics and other documents may be obtained free of charge at investor.2u.com or by contacting:

2U, Inc.
Investor Relations
7900 Harkins Road
Lanham, MD 20706
301-892-4350

Annual Meeting
The annual meeting of stockholders will be held virtually on Monday, May 20, 2024 at 2:00 p.m. ET
at www.virtualshareholdermeeting.com/TWOU2024

2U.com

2U, Inc.
7900 Harkins Road
Lanham, MD 20706
301-892-4350

